SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
15 MARCH 2004
AngloGold Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: AngloGold 2003 Annual Report prepared in accordance with International
Financial Reporting Standards (IFRS)

annual financial statements
2003

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Bobby Godsell
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Bobby Godsell
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The Annual Financial Statements and Report to Society - comprehensive, focused disclosure
The Annual Financial Statements (AFS) cover AngloGold's operating and financial results for the year 2003. However, in order to ensure a comprehensive perspective of all aspects of the company, in addition to the AFS, AngloGold has this year produced a web-based Report to Society. This report seeks to explain and assess the economic, social and environmental responsibilities and performance obligations the company believes it has with regard to its stakeholders, who include our shareholders, our employees, their families, employee representatives, the communities in which we operate and government. We seek to measure our performance in these areas against our business principles, goals and objectives, which are to run a business that is profitable; manage workplaces that are safe and healthy; ensure that the environments in which we operate are ecologically sound and sustainable, and ensure that communities within which we operate are better off for AngloGold being there.
Efforts have been made to report on a wide range of issues from a number of operations around the world. There has, however, been a bias in reporting on the South African operations because that is where the majority of AngloGold's employees are based and where the most material impact on society has historically registered.
The Report to Society, including the AFS, is available on the AngloGold website at www.anglogold.com, on a CD or in a printed version from the contacts listed on the inside back cover of the report.
Using the Report to Society

Key features - 2003

·
Gold production down by 5% to 5.62Moz, as anticipated
·
Average Dollar gold spot price 17% higher at $363/oz, but 16% lower in Rand terms at R88,058/kg
·
Total cash costs rise 42% to $229/oz with strengthening local currencies
·
Adjusted headline earnings down by 23% to $282 million
·
Total dividend for the year of R7.10 per share, or $1.01 per ADS
·
Ore Reserves down 15% to 63Moz and Mineral Resources 26% lower at 213Moz at the end of December 2003, due to production depletion and changes to mine planning parameters.
Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on or about 15 March 2004.
Key features - 2003
Throughout this document, $ refers to US Dollars, unless otherwise stated.
For other abbreviations see glossary of terms on page 149.
2003
2002
Average for year
Closing rate
Average for year
Closing rate
R/$ 7.5516 6.6679 10.4835 8.5775
A$/$ 1.5406 1.3275 1.8383 1.7873

AngloGold Limited - Annual financial statements 2003

Corporate profile
In 2003, AngloGold produced 5.62Moz of gold from its 19 operations in eight countries.
AngloGold is listed on securities exchanges in Johannesburg (ANG), New York (AU) and Australia (AGG), as well as on the London Stock Exchange (AGD), Euronext Paris (VA) and Euronext Brussels (ANG BB).
In the event that the merger with Ashanti Goldfields is approved, the transaction is likely to be completed during April 2004. In this event, the enlarged company will combine Ashanti's exceptional orebodies, operating experience and world- class management with the deep-level underground experience and financial strength of AngloGold. The result will be AngloGold Ashanti - a world-class, global gold company with its origins and a substantial portion of its asset base and future growth potential in Africa.
Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Boddington
Australia
AngloGold
Ashanti Goldfields
Guinea
Siguiri
Ghana
Obuasi
Iduapriem/Terebie
Bibiani
Sunrise Dam
Zimbabwe
Freda Rebecca

Contents

4 Letter from the Chairman and Chief Executive
6 One-year forecast - 2004
7 Group value-added statement
8 Review of the gold market
10 Financial review
14
Summarised group financial and operating
results
18 Review of operations
18 Introduction
20 South Africa
24 East and West Africa
26 South America
28 Australia
29 North America
30 Summary review of operations
31 Exploration
34 Mineral Resources and Ore Reserves
37 Directors and executive management
40 Directors' approval
40 Secretary's certificate
41 Report of the independent auditors
42 Corporate governance
62 Remuneration report
67 Directors' report
76 Group financial statements
122 Company financial statements
141
US GAAP condensed consolidated financial statements
148
Investment in principal subsidiaries and joint venture interests
149 Glossary of terms
152 Shareholders' information
156 Directorate and administration
Inside back cover - Contact information
"In 2003, AngloGold produced 5.62Moz of gold from its 19 operations in eight countries".
Contents

Dear Shareholder
The planned merger of AngloGold with Ghana's Ashanti Goldfields, which is expected to be concluded during April 2004, has been the most significant recent strategic event for AngloGold. The merger will bring together AngloGold's technical and financial strength and Ashanti's substantial ore reserves, making possible the development of the Obuasi Deeps project - one of the most prospective gold orebodies in the world - and extending Obuasi's life by some 20 years.
In 2003, AngloGold's performance was affected by a combination of stronger local currencies in most of the company's operating regions, as well as lower ore grades in several operations. As anticipated, gold production declined by 5% to 5.62Moz, as a result of the lower grades at Morila, following the extraordinary but unsustainable production levels of 2002, and at Great Noligwa. In addition AngloGold sold its stake in Jerritt Canyon in Nevada.
Total cash costs across the company were $68/oz higher, at $229/oz, mainly as a result of translating local currency costs to US Dollars at a significantly lower Dollar exchange rate. Adjusted headline earnings in 2003 were 23% lower than those for the previous year, at $282 million, or 127 US cents per share.
In January we announced that AngloGold would pay a final dividend for the year of $0.50 per ADS, giving a total dividend for the year of $1.01 per ADS, thus continuing AngloGold's practice of paying to shareholders a high proportion of the company's earnings after providing for long-term growth.
The average spot price for gold in 2003, at $363/oz, was 17% higher than the average for 2002 and AngloGold received the full spot price for the year on its gold sales. Against this background, AngloGold's net delta hedge position of 8.59Moz was 16% lower at the end of 2003 than it had been a year previously, illustrating the company's continued faith in the strength of the gold price.
Mine safety performance in South Africa for the year 2003 was disappointing, after a 14% improvement in the lost time injury frequency rate (LTIFR) during the previous year. The LTIFR for 2003 for the South African operations increased by 4% and the fatal injury frequency rate (FIFR) was unchanged. However, FIFR in the second half of 2003 improved by 40% compared with the first half of the year. If we can continue this trend, a step change in our safety performance seems possible.
On the subject of expansion, the company has a number of major, well advanced capital projects in South Africa: at Mponeng, Moab Khotsong and two at TauTona, which will yield some 12Moz of gold over their lives, while future capital projects could add a further 7.5Moz. Potential growth projects elsewhere include the Cuiaba Expansion in Brazil, and the Sunrise Dam underground project and Boddington mine in Australia, which together could add a further 7Moz of attributable gold production.
In February this year, AngloGold successfully launched a convertible bond, raising $1 billion. The five-year bond, which carries a 2.375% coupon, has a conversion premium of 60% on the current share price. The proceeds of the offering will be used to replace existing debt of the greater group, including Ashanti (assuming that the merger is completed). This was one of the most successful public offerings ever by a South African company and illustrates AngloGold's capacity to raise
"The combination of AngloGold and Ashanti will form a company which is likely to cement Africa's leading position in the global gold industry."
AngloGold Limited - Annual financial statements 2003
4
Letter from the Chairman and Chief Executive
Russell Edey, Chairman
Bobby Godsell, Chief Executive Officer

Letter from Chairman and Chief Executive

money at very competitive rates, effectively reducing its cost of capital and ensuring that the growth projects, which the cash will be used to fund, will bring enhanced value to shareholders.
On AngloGold's South African mines, progress continues to be made with the company's campaign to effectively manage HIV and AIDS. More than 3,000 voluntary counselling and testing (VCT) sessions were conducted by trained counsellors during 2003, almost double the number recorded in 2002 and some 3,000 employees registered with the AngloGold Wellness programme during 2003. The full-scale roll-out of the company's anti- retroviral therapy (ART) programme began in 2003, and by the end of the year, some 530 employees had begun the treatment. Most patients receiving ART have returned to work.
Looking forward to the rest of 2004, and assuming the conclusion of the merger with Ashanti in April, production from the enlarged group is expected to be around 6.47Moz. Assuming an average exchange rate of R7.00 to the Dollar, AngloGold is expecting total cash costs to rise to $243/oz, with earnings being largely dependent on exchange rates and the gold price. Capital expenditure is expected to increase to $596 million.
We expect the gold price to continue to be supported by positive investment sentiment and by the weak Dollar, but we are concerned about the negative trend evident in the last few years in the fall in demand for gold in jewellery. In the light of this, we intend to continue and, indeed to expand our efforts to re-invigorate all aspects of the gold jewellery value chain.
Finally, we must note that Julian Ogilvie Thompson and Nicky Oppenheimer, both founding members of the Board, have indicated that they will not be standing for re- election to the Board at the forthcoming AGM. We take this opportunity to record our sincere appreciation to both of them for their immense contribution to AngloGold since its formation.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
0
50
100
150
200
1999
2000
2001
2002
2003
0
2,000
4,000
6,000
8,000
1999
2000
2001
2002
2003
Gold produced (000oz)
Dividend declared per ordinary share (US cents)

East &
South
West
South North
Total
Merged
Africa
Africa
America
Australia
America
AngloGold
Ashanti
group
(1)
Gold
Underground operations
Metric tonnes milled
- 000 10,873 - 1,207 193 - 12,273 4,707 16,980
Yield - g/t                    8.15 - 7.22 3.49 - 7.98 3.45 6.73
Produced - oz 000 2,848 - 280 22 - 3,150 522 3,672
Productivity
g/employee
249             - 1,199 630 - 269 246 265
Surface and dump reclamation
Metric tonnes treated
- 000 33,753 - - - - 33,753 1,740 35,493
Yield - g/t                    0.25 - - - - 0.25 0.64 0.27
Produced - oz 000 270 - - - - 270 36 306
Open-pit operations
Metric tonnes mined
- 000 - 50,621 18,728 40,275 - 109,024 65,980 175,004
Stripping ratio
(2)
-           5.79 18.65 11.10 - 8.31 4.30 6.27
Metric tonnes treated - 000 - 8,064 1,050 3,271 - 12,385 10,102 22,487
Yield
- g/t                       - 3.15 6.29 3.65 - 3.55 1.67 2.70
Produced - oz 000 - 816 212 383 - 1,411 543 1,954
Heap leach operations
Metric tonnes mined
- 000 - 10,140 3,172 - 52,617 65,929 3,689 69,618
Metric tonnes placed
(3)
- 000                      - 1,227 179 - 18,144 19,550 2,196 21,746
Stripping ratio
(2)
-           7.92 16.70 - 1.90 2.39 1.20 2.37
Gold placed
(4)
- kg -         3,448 726 - 11,634 15,808 1,738 17,546
Yield
(5)
- g/t                       - 2.81 4.05 - 0.64 0.81 0.79 0.81
Produced - oz 000 - 274 25 - 349 485 56 541
Total gold produced - oz 000 3,118 927 517 405 349 5,316 1,157 6,473
Total cash costs - $/oz produced 274 202 155 246 210 245 233 243
Capital expenditure - $m 298 37 92 33 17 477 119 596
Rand/US Dollar average
exchange rate
7.00
(1)
The merged group in the event of the Ashanti transaction being successfully concluded, with effect April 2004.
(2)
Stripping ratio = (tonnes mined total - tonnes mined ore)/tonnes mined ore.
(3)
Tonnes placed onto leach pad.
(4)
Gold placed into leach pad inventory.
(5)
Gold placed/tonnes placed.
AngloGold Limited - Annual financial statements 2003

One-year forecast - 2004
for the year ended 31 December 2003

Employees (44%)
State for taxes (10%)
Other (3%)
Providers of capital (19%)
Re-invested in
the group (24%)
Employees (35%)
State for taxes (13%)
Other (1%)
Providers of capital (29%)
Re-invested in
the group (22%)
2002 Distribution of wealth
2003 Distribution of wealth
Group value-added statement
7
Group value-added statement
for the year ended 31 December 2003
Figures in million
Notes
(1)
%
2003
%
2002
US Dollars
Value added
Gold income 2 and 3
2,029
1,761
Less: Purchases of goods and services in order to
operate mines and produce refined metal, including
market development costs net of other income
(767)
(611)
Value-added by operations
85
1,262
90 1,150
Non-hedge derivatives
8
119
7 92
Marked-to-market of debt financial instruments
-
6
- -
Profit on disposal of investments 13
3
45
- -
Profit on disposal of assets and subsidiaries 12
1
10
- -
Income from investments and interest received 6
3
44
3 43
Total value added
100
1,486
100 1,285
Value distributed
Employees
Salaries, wages and other benefits
(2)
11
44
660
35 443
Government
14
10
142
13 165
- Current taxation
5
67
14 177
- Deferred taxation
5
75
(1) (12)
Providers of capital
- Finance costs
8
3
49
3 44
- Dividends declared
15
224
25 325
- Minorities
1
18
1 15
Other
- Impairment of mining assets
17
3
44
- -
- Loss on disposal of assets and subsidiaries 12
-
-
1 13
Total value distributed
76
1,137
78 1,005
Re-invested in the group
- Amortisation and depreciation 4, 17, 18 and 19
18
261
21 273
- Retained income
6
88
1 7
100
1,486
100 1,285
(1)
Refer to the notes on the group financial statements on pages 82 to 121.
(2)
Year-on-year movement mainly attributable to stronger Rand/Dollar exchange rate.

The spot price for the metal reached over $417/oz during December and touched $430/oz in early 2004, although the market has since retraced to around $410/oz. The average gold price of $363/oz for 2003 was $53 or 17% above the average price for 2002. The gold price again mirrored moves in the currency markets, particularly the US Dollar exchange rate against the Euro, which fell steadily during the fourth quarter to reach an all-time low of $1.27 to the Euro in December. This reflects a loss in value of almost 20% during 2003. The Rand proved as volatile and the currency moved in a range of almost 20%, between R6.07 and R7.28 to the US Dollar.
Gold price drivers
The primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Amongst these circumstances, is most certainly the anticipation of further declines in the value of the US Dollar. These same circumstances have also pushed up the prices of base metals and other commodities. The last quarter of the year again saw higher levels of derivatives in gold open positions on the New York Commodity Exchange (Comex), reaching an all-time high of 19Moz, or almost 600t, net long in futures and options contracts combined.
Investment
Investor and speculator interest in gold remained on the rise throughout most of 2003, reflected particularly in the buying on Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over 20 years ago.
Of particular interest was the launch by the World Gold Council (WGC) of the Gold Bullion Securities (GBS) product on the London Stock Exchange in the last quarter of the year. The GBS is a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003. The WGC continues to work on similar products to offer to investors in other important financial markets elsewhere. This GBS product very quickly took in purchases amounting to 25t of bullion, and has since established two-way liquidity in the London market.
Physical
Physical demand for gold continued to suffer in the face of a rising gold price.
Whilst gold offtake in jewellery for 2003 was off by 7% year-on-year, in the second half of 2003alone demand fell by over 11% compared with 2002. As usual, India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracing in mid-January 2004, some recovery in seasonal buying might still occur in that market. However, many other gold jewellery markets also declined in this period.
Lower levels of producer de-hedging added to the lower demand. After six quarters of material levels of de- hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges, and to reduce its hedge book. Only a substantial increase in implied net investment demand helped to balance the physical market.
On the supply side, mine production for 2003 was slightly higher than in 2002. However, scrap sales increased again and, at a little less than 1,000t for 2003, now make up almost a quarter of the supply of gold to the current market. Central bank sales of 591t in 2003 reached their highest level in a decade, but there was little negative reaction in the markets to this level of selling.
20,000
19,000
18,000
17,000
16,000
15,000
14,000
Jan Feb Mar
Apr May Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
03
04
INR/oz
14
12
10
8
6
4
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J
01
02
03
04
US$/R
Rupee gold US$/Rand exchange rate
AngloGold Limited - Annual financial statements 2003
8
Review of the gold market
$ Gold price and $/Euro indexed: 2003
130
120
110
100
90
80
70
Jan Feb Mar
Apr May Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
03
04
Index
US$/Euro
US$ Gold

Review of the gold market

The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.
Official sector
The Washington Agreement on sales of gold by European central banks comes to an end in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meetings of the International Monetary Fund in 2003 indicate that there is little doubt that the Agreement will be renewed, and good reason to expect that the signatories to this Agreement will follow the precedent of the orderly and responsible behaviour of these banks over the past four years.
Currency
Whilst all the evidence points to a strong recovery in the United States economy running well into 2004, any benefit that this might have for the US currency is negated by the record levels of budget and current account deficits currently prevailing in the USA, and market commentators and analysts expect the US currency to weaken in the year ahead up to a range of $1.35 - $1.40 to the Euro. The one element that might temper further Dollar weakness would be real resistance from European monetary authorities to further strengthening of the Euro. This occurred to a degree in mid-January 2004, leading swiftly to a correction in the exchange rate and the weakening in the Euro from $1.29 back to $1.25. However, there are no signs yet of any change to the weaker trend for the US currency.
The Rand has seen as much movement as the European currency, but greater volatility. Whilst the first three quarters of 2003 saw a continuation of the Rand strengthening against the US Dollar, this strength reversed in the final quarter of the year. During this fourth quarter, the South African currency lost more than R1 or 20% against the US Dollar between its strongest point of R6.07, to its weakest point of R7.28 to the US Dollar.
In just over two years, we have seen the Rand first lose almost 40% in value against the US Dollar, and thereafter recover all of that and more to strengthen by almost 60% against its end-2001 exchange rate. The Rand has strengthened materially more against the US Dollar than have either the Euro or the Australian Dollar, and this occurred particularly during the period in which South African interest rates were either rising sharply, or were at their peak between October 2002 and June 2003. The recent reversal in the direction of the Rand value could reflect the end of the impact of high interest rates, as 2003 has seen the South African Reserve Bank cut the local repo rate by 5.5%, from a peak of 13.5% to 8.0%, mostly during the latter months of 2003.
Hedging
As at 31 December 2003, the net delta hedge position of the company was 8.59Moz or 267t at a spot price of $416/oz. The marked-to-market value of this position as at 31 December 2003 was negative $664 million. The company continues to manage its hedge positions actively, and to reduce overall levels of forward pricing on gold.
"The primary mover in gold continues to be strong speculator and investor interest."

AngloGold Limited - Annual financial statements 2003

Financial review
AngloGold reports reasonable performance for the year 2003, despite having been affected by lower grade ore in several of the regions.
Results for the year
·
Adjusted headline earnings decreased by 23% to $282 million or 127 US cps, from $368 million or 166 US cps in 2002.
·
Return on net capital employed decreased from 17% to 11%.
·
Return on equity decreased from 21% to 12%.
·
Gold production was 5% lower at 5.62Moz.
·
Total cash costs increased by 42% to $229/oz, having been impacted by strong local currencies.
·
A final dividend of R3.35 per share or $0.50 per share was declared, resulting in a total dividend of R7.10 or $1.01 per ADS.
Exchange rates
The average exchange rate for the year ended 31 December 2003 was R7.55:US$1 compared with R10.48:US$1 in 2002. The average Australian Dollar rate for 2003 was A$1.54:US$1; in 2002 it was A$1.84:US$1.
Gold production
AngloGold's gold production, although 5% lower at 5.62Moz, was in line with planned levels and can be analysed as follows:
Production from operations located in South Africa decreased by 4% to 3.28Moz in 2003 from 3.41Moz produced in 2002. This is attributable to lower grades at Great Noligwa, lower volumes at Savuka and a dwindling reserve tonnage base at Ergo.
Gold production in the East and West Africa region decreased by 10% to 0.98Moz in 2003, from 1.09Moz in 2002. This was primarily owing to the drop in grade at Morila.
South America's production rose by 54,000oz to 0.53Moz in 2003. This 11% increase is explained by the additional 46.25% interest acquired in the Cerro Vanguardia mine in Argentina in July 2002, as well as by increased production at the Corrego do Sitio mine at Morro Velho in Brazil.
The Australian operations produced 0.43Moz of gold during 2003, compared with 0.50Moz in 2002. This 14% decrease, amounting to 70,000oz, was caused by the closure of Union Reefs and lower grades at Sunrise Dam mine.
Gold production in the North America region decreased by 16%, or 72,000oz, to 0.39Moz in 2003 from 0.46Moz in 2002. Jerritt Canyon's production was 0.13Moz below that reported in the previous year because of the sale of the mine to Queenstake Resources, which became effective 30 June 2003. Gold production at Cripple Creek & Victor (CC&V) has been below target levels from 2001 to 2003, due to haul truck and crusher commissioning problems and unfavourable leach pad chemistry. All three factors improved in the second half of 2003, and such improvement has continued into the first quarter of 2004. Both the haul truck fleet and the crusher are now meeting production targets. The leach pad pH level was negatively affected by placing alkaline-consuming historic waste dump ore on the leach pad with the insufficient addition of lime in 2001. Lime addition rates were increased substantially and ammonia was added during 2003 to correct the problem. The pH levels returned to within a normal range in the second half of 2003. Production at CC&V, however, was up by 58,000oz to 283,000oz as a result of the expanded processing facilities following the completion of the expansion project towards the end of 2002.
Gold income
The average spot price of $363/oz for the year was 17% higher than the average for 2002. In Rand terms, the average spot price was 16% lower at R88,058/kg. Against this background, AngloGold's net delta hedge position was 16% lower in 2003 at 8.59Moz, illustrating the company's continued faith in the strength of the gold price.
Gold income increased by 15%, rising from $1,761 million in 2002 to $2,029 million in 2003. This was mainly as a result of a $60/oz or 20% increase in the received gold price of $363/oz. This was partly offset by a 5% reduction in gold production to 5.62Moz in 2003.
Cost of sales
Cost of sales rose by 27% from $1,203 million in 2002 to $1,526 million in 2003. This increase was caused by lower grade ore mined and recovered at certain operations and the strengthening of local currencies, relative to the US Dollar, in the countries in which AngloGold operates.

Financial review

Cost of sales, comprising total cash costs, retrenchment and rehabilitation costs, changes in gold inventories and amortisation of mining assets, can be analysed as follows:
- Total cash costs increased to $1,294 million in 2003
from $967 million in 2002 (or from $161/oz to $229/oz), following the reduction in gold produced from 5.94Moz in 2002 to 5.62Moz in 2003. Of the $68/oz increase in total cash costs year-on-year, $47/oz relates to stronger currencies relative to the US Dollar, while lower grades contributed a further $17/oz.
- Retrenchment costs were $4 million in 2003 compared
with $3 million in 2002. The retrenchment costs in 2003 were incurred through the down-sizing at Savuka mine.
- Rehabilitation and other non-cash costs increased by
$1 million from the previous year, while amortisation of mining assets decreased by 5% to $232 million, in line with the lower gold production.
- Inventory increased by $17 million in 2003 compared
with an increase of $24 million in 2002. The unfavourable inventory movement was mainly because of the South African operations capitalising on the available spare capacity during the year-end break.
Operating profit
·
Operating profit decreased by 4% to $622 million in 2003 from $650 million in 2002. Adjusted operating profit decreased by 12% from $638 million to $559 million. This was mainly owing to lower grade ore in several of the regions and the stronger average Rand/Dollar exchange rate, which were offset by a 20% increase in the received Dollar gold price to $363/oz.
·
The adjusted operating margin for the AngloGold group was 27% for 2003 and 35% for 2002, while the cash operating margin was 38% in 2003 compared with 48% in 2002. These margins vary from operation to operation as they are dependent on each region's adjusted operating profit, amortisation of mining assets and gold sales, including realised non-hedge derivatives.
Net profit
Net profit of $312 million includes operating profit as well as the following:
·
Corporate and other administration expenses increased by $11 million on the previous year to $36 million mainly as a result of the strengthening of the Rand/US Dollar exchange rate.
·
Market development costs amounted to $19 million, of which 55% was spent through the World Gold Council (WGC).
·
Exploration continued in countries in which AngloGold has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas: in Alaska, Canada, Mongolia and Peru. Exploration spending for 2003 amounted to $63 million and, of this total, $38 million was expensed in 2003. In 2002, total exploration expenditure was $51 million of which $28 million was expensed.
·
Interest received increased by $2 million to $38 million, mainly as a result of the higher gold price and improved cash position.
·
Other net expenses amounted to $21 million for the year and included foreign exchange losses on transactions other than sales ($3 million), post- retirement medical expenses relating to mines sold and a subsidy to address a shortfall in the medical aid ($12 million), additional retirement provisions ($2 million), and the unwinding of the decommissioning obligation ($4 million).
·
Finance costs increased by $5 million to $49 million, due to the interest payable on the corporate bond. These costs were partly offset by lower LIBOR rates applicable to several of the loans.
·
Abnormal items include a provision for the post- retirement medical liability ($33 million), partly offset  by the reversal of over-provisions in decommissioning and restoration liabilities in South Africa ($14 million).
·
Goodwill amortised remained fairly constant at $29 million.
·
Impairment of mining assets in the amount of $44 million was recognised in 2003. The impairment includes various exploration assets in Australia ($9 million), Savuka mine in South Africa ($34 million) and mining equipment in South America ($1 million).

AngloGold Limited - Annual financial statements 2003

Financial review
(continued)
·
The profit on the disposal of investments includes profits on the disposal of shares in East African Gold Mines ($25 million), Randgold Resources Limited ($17 million) and Queenstake Resources ($3 million).
·
The taxation charge decreased by $23 million to $142 million in 2003, owing to the reduced earnings for the year, deferred tax credits on losses in South America, a tax break on foreign exchange losses and deferred tax effects an additional medical provisions net of rehabilitation provision reversals.
·
The minorities' share of earnings increased to $18 million compared with $15 million in 2002. This was due to the increase of minorities in Cerro Vanguardia from 3.75% to 7.5% with effect from July 2002.
Cash flow
Operating activities
Cash generated from operations was derived from profits on ordinary activities before taxation of $472 million as set out in the income statement, adjusted for changes in working capital and non-cash flow items. The most significant non-cash flow item was the amortisation of mining assets of $232 million.
Cash generated from operations of $592 million was increased by interest received of $33 million, but reduced by payments to outside stakeholders for:
- finance costs of $40 million; and
- mining and normal taxes of $102 million.
Net cash inflow from operating activities was $453 million in 2003, 25% lower than the amount of $605 million recorded in 2002. The decrease in net cash inflow from operating activities was mainly the result of a working capital outflow of $71 million and a decline in AngloGold's profitability.
Investing activities
Funds of $453 million generated from operating activities were utilised to grow the group by investing in capital projects amounting to $363 million. Total capital expenditure during 2003 was $92 million or 34% higher than in 2002, and is mainly attributable to the South African operations. Capital expenditure at these operations increased from $112 million in 2002 to $246 million in 2003, mainly due to the development of Moab Khotsong, the deepening project at Mponeng shaft, the acquisition of a portion of the Driefontein mining area from Gold Fields
Limited (adjacent to TauTona, and known as 1C11), and the strengthening of the Rand against the US Dollar.
Capital expenditure decreased in the North America region from $74 million in 2002 to $27 million in 2003, and in the Australia region from $31 million to $21 million. These decreases were mainly because of higher expenditure in 2002 relating to the expansion project at CC&V in North America and at Sunrise Dam in Australia.
The East and West Africa region recorded capital expenditure of $26 million from $27 million in 2002, while capital expenditure in the South America region rose from $27 million in 2002 to $43 million in 2003.
The funds generated from operating activities were further adjusted by $56 million, which was received following the sale of the shares held in Randgold Resources, East African Gold Mines and Queenstake Resources.
The net cash inflow after investment activities amounted to $137 million.
Financing activities
- Net cash used in financing activities decreased by
$260 million to an outflow of $107 million in 2003 ($367 million in 2002).
- This net decrease was the result of the repayment of
$30 million of a $400 million unsecured loan facility, while the balance of loan repayments comprised normal scheduled payments in terms of loan agreements. No further drawings or repayments were made under the $600 million borrowings facility which AngloGold entered into during 2002.
- In addition, on 21 August 2003, AngloGold launched
and priced a senior unsecured fixed rate bond in an aggregate principal amount of $300 million, with semi- annual coupons payable at a rate of 10.5% per annum. The bond will be repayable on 28 August 2008, subject to early redemption at AngloGold's option. The bond is listed on the Bond Exchange of South Africa.
- On 14 October 2002, a new loan facility of A$50 million
was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate. During 2003 the facility, originally repayable by September 2003, was extended to September 2004. The undrawn portion of the facility as at 31 December 2003 was A$40 million.

Financial review

- Dividend payments in the amount of $314 million were
made during the year. This compares with a dividend of $260 million in 2002. Dividends were financed from the cash generated from operating activities.
The net result of the operating, investing and financing activities amounted to a net cash inflow of $30 million which, when added to the $9 million cash acquired following the consolidation of Rand Refinery, and an opening balance and translation adjustment, resulted in an amount of $505 million of cash and cash equivalents being on hand at year-end.
Hedging
The company has reduced its hedging contracts by some 1.69Moz during the year. In the light of the continued strength of the gold price and the steady operating performance over the past year, AngloGold has reduced the need for the company to manage revenue through forward pricing. This results in the AngloGold Board encouraging the continued management, restructuring and reduction of the hedge book.
Balance sheet
AngloGold sold its entire 70% interest in the Jerritt Canyon Joint Venture on 30 June 2003. On 27 February 2003, AngloGold and its partner in the Jerritt Canyon Joint Venture announced that they had entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake) for their entire interests in the Jerritt Canyon Joint Venture. In terms of the agreement, Queenstake paid the Jerritt Canyon Joint Venture $1 million in cash and 32 million shares of Queenstake, with $6 million in deferred payments and $4 million in future royalty payments. The transaction closed on 2 July 2003. AngloGold sold its entire interest in Queenstake during November 2003.
Net debt to net capital employed remained constant year-on-year at 20% compared to 19% in 2002, despite increased cash levels with the higher received price of gold, and the stronger Rand/US Dollar closing price of R6.67:US$1 compared with R8.58:US$1 in 2002.
Other issues
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act 2002, which had been passed by Parliament in June of that year. It will come into operation in May 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation from the State of South Africa. AngloGold owns substantially all the mineral rights for which it holds mining authorisations.
Outlook
AngloGold expects production in 2004 to decrease to around 5.32Moz, following the closure in 2003 by AngloGold of Union Reefs and the sale of its 70% interest in the Jerritt Canyon Joint Venture. (In 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000oz towards AngloGold's total production of 5.62Moz.) The merged group's
(1)
production is
expected to be in the region of 6.47Moz.
AngloGold will implement a change in the accounting treatment of Ore Reserve development expenditure from 1 January 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. In line with many major gold producers, AngloGold will capitalise Ore Reserve development expenditure and amortise this over the life of the relevant mining area to which such expenditure applies.
Assuming that the exchange rates (relative to the US Dollar) of the currencies in the countries where AngloGold operates remain at similar levels in 2004 to the average exchange rates achieved in 2003, and allowing for the change in treatment of Ore Reserve development expenditure outlined above, AngloGold anticipates that its total cash costs will increase to $245/oz in 2004 compared with $229/oz in 2003. The merged group's
(1)
total cash costs are expected to be of
the order of $243/oz in 2004. AngloGold expects capital expenditure for 2004 to be $477 million, which is higher than the capital expenditure in 2003 of $363 million (merged group
(1)
: $596 million). This increase is
primarily as a result of the inclusion of Ore Reserve development expenditure.
(1)
The merged group - in the event of the Ashanti transaction being successfully completed.

Summarised group financial and
operating results
AngloGold Limited - Annual financial statements 2003
14
US Dollar millions
2003
2002
2001
2000
(1)
1999
(1)
Balance sheet
Assets
Mining assets and goodwill
3,176
2,654             2,446           3,064             3,123
Cash and cash equivalents
505
413                191              195                493
Other assets
1,176
897                662              566                555
Total assets
4,857
3,964             3,299           3,825             4,171
Equity and liabilities
Shareholders' equity and minority interests
1,681
1,483             1,147           1,481            1,892
Borrowings
1,158
926                987 1,156               828
Deferred taxation
598
402                286              553               711
Other liabilities
1,420
1,153                879              635               740
Total equity and liabilities
4,857
3,964             3,299           3,825            4,171
Other financial data
Net capital employed
3,274
2,635             2,385           2,995            2,938
Equity
2,568
2,082             1,559           2,006            2,576
Debt
1,158
926                987 1,156              828
Cash
505
413                191              195              493
Net debt
653
513               796               961               335
Net asset value - US cents per share
730
648 519 679 875
Net tangible asset value - US cents per share
545
480 338 491 771
Financial ratios
Return on net capital %
11
17 13 11 17
Return on equity %
12
21 16 11 16
Net debt to net capital employed  %
20
19 33 32 11
Net debt to equity %
25
25 51 48 13
(1)
IAS 39 adopted with effect 1 January 2001.

Financial review

US Dollar millions
2003
2002
2001
2000
(1)
1999
(1)
Income statement
Gold income
2,029
1,761            2,041             2,208           2,205
Cost of sales
(1,526
)          (1,203)          (1,519)          (1,740)         (1,700)
503
558                522               468              505
Non-hedge derivatives
119
92                  (5)                    -                  -
Operating profit
622
650                517               468              505
Corporate administration and other expenses
(36)
(25)               (22)               (33)             (36)
Market development costs
(19)
(17)               (16)               (12)             (15)
Exploration costs
(38)
(28)               (26)               (44)             (47)
Interest receivable
38
36                  20                 37                72
Other net (expenses) income
(15)
(9)                 (1)                18                16
Finance costs
(49)
(44)                (72) (69)              (53)
Marked-to-market of debt financial instruments
6
-                      -                   -                   -
Abnormal items
(19)
(10)                   -                   -                    -
Profit before exceptional items
490
553                 400             365                442
Exceptional items
(18)
(41)                 (36)          (114)                34
Profit on ordinary activities before taxation
472
512                 364             251 476
Taxation
(142
) (165)               (111)            (73)               (37)
Profit on ordinary activities after taxation
330
347                  253             178               439
Minority interest
(18)
(15) (8)             (12)                 (5)
Net profit
312
332                  245             166                434
Other financial data
Adjusted operating profit
559
638                  527            468                 505
Cash operating profit
791
883                  747            685                 701
Headline earnings
318
376                  281            254                 325
Adjusted headline earnings
282
368                  286            254                 325
Adjusted operating margin %
27
35 26 21 23
Cash operating margin %
38
48 37 31 32
EBITDA
659
799                 682 608                617
EBITDA margin %
32
43 33 28 28
Interest cover times
13
18 10 9 12
Earnings per ordinary share (cents)
Basic US cents
140
150               114                 78                221
Diluted US cents
139
149 114 76  201
Headline US cents
143
169               131               119                164
Adjusted headline US cents
127
166               133               119                164
Dividends declared per ordinary share US cents
101
146                 87                 91  158
Weighted average number of shares (million)
223
222                214              214                197
Issued shares at year-end (million)
223
223                215              214                213
(1)
IAS 39 adopted with effect 1 January 2001.

Summarised group financial
and operating results
(continued)
AngloGold Limited - Annual financial statements 2003
16
US Dollar millions
2003
2002
2001
2000
1999
Cash flow statement
Cash flows from operating activities Cash generated from operations
592
758               673                603               588
Net finance costs and other income
(37)
(22)              (62)                (46)               20
Mining and normal taxation paid
(102)
(131)            (111)              (104)            (101)
Net cash inflow from operating activities
453
605               500                453               507
Cash flows from investing activities Net capital expenditure
(363)
(271)             (298)             (304)            (218)
Net proceeds (acquisition) of mines and subsidiaries
1
43                109               (348) (517)
Net proceeds from disposal of investments and other
61
117                   2                     5 221
Net loans (repaid) advanced
(15)
12                  39                  11               15
Net cash outflow from investing activities
(316)
(99)             (148)              (636)           (499)
Cash flows from financing activities Net proceeds from share issues
10
7                    7                   (1) (3)
Net borrowings proceeds (repaid)
197
(114)             (138)               261             475
Dividends paid
(314)
(260)              (167)             (310)           (279)
Net cash (outflow) inflow from financing activities
(107)
(367)              (298) (50)             193
Net increase (decrease) in cash and cash equivalents
30
139                  54 (233) 201
Cash in the subsidiary acquired
9
8                     -                  3 49
Translation
53
75 (58)              (68)              (11)
Opening cash and cash equivalents
413
191                195               493              254
Closing cash and cash equivalents
505
413                191               195              493
Other financial data
Free cash flow
305
510                421               308              419

Financial review
Summarised group financial
and operating results
17
2003
2002
2001
2000
1999
Operating results
Underground operations
Tonnes milled
000
13,047
13,426 17,954 21,293 21,704
Yield g/t
8.03
8.27 8.20 7.96 8.09
Produced oz 000
3,367
3,569 4,734 5,451 5,643
Productivity
g/employee
target
236
247 219 209 222
actual
228
238 214 193 186
Surface and dump reclamation
Tonnes treated
000
36,822
38,366 50,355 50,289 54,354
Yield g/t
0.27
0.30 0.32 0.32 0.30
Produced oz 000
320
365 514 510           520
Open-pit operations
Tonnes mined
000
125,529
97,030 51,667 22,867 20,832
Stripping ratio
(1)
8.95
6.18 6.93 5.22 6.51
Tonnes treated 000
26,884
22,225 15,294 13,332 3,411
Yield g/t
1.78
2.34 2.99 2.41 4.17
Produced oz 000
1,542
1,673 1,469 1,034 524
Heap leach operations
Tonnes mined
000
59,507
51,192 34,123 26,253 27,048
Tonnes placed
(2)
000
18,265
13,504 11,748 10,269 10,219
Stripping ratio
(1)
2.60
2.63 1.73 1.59 1.70
Gold placed
(3)
kg
14,782
14,228 10,668 8,002 8,016
Yield
(4)
g/t
0.81
1.05 0.91 0.78 0.78
Produced oz 000
387
332 266 248 231
Total gold produced oz 000
5,616
5,939 6,983 7,243       6,918
- South Africa oz 000
3,281
3,412 4,670 5,418 5,746
- East and West Africa oz 000
981
1,085 868 366 262
- South America oz 000
532
478 441 439 425
- Australia oz 000
432
502 508 524 -
- North America oz 000
390
462 496 496 485
Price received
(5)
$/oz sold
363
303 287 308 315
Total cash costs $/oz produced
229
161 178 213 213
Total production costs $/oz produced
272
203 213 245           244
Monthly average number of employees
55,439
54,042 70,380 84,036      86,120
LTIFR
8.83
8.86 10.55 11.58        13.91
FIFR
4.21
4.75 6.03 6.30          8.06
Rand/US Dollar average exchange rate
7.55
10.48 8.62 6.78 6.11
Rand/US Dollar closing exchange rate
6.67
8.58 11.96 7.58 6.15
Australian Dollar/US Dollar average exchange rate
1.54
1.84 1.93 1.70 1.54
Australian Dollar/US Dollar closing exchange rate
1.33
1.79 1.96 1.80 1.52
(1)
Stripping ratio = (tonnes mined total - tonnes mined ore)/tonnes mined ore.
(2)
Tonnes placed onto leach pad.
(3)
Gold placed into leach pad inventory.
(4)
Gold placed/tonnes placed.
(5)
Price received includes realised non-hedge derivatives.

AngloGold Limited - Annual financial statements 2003

Review of operations
Introduction
Overall gold production for 2003 declined by 5% to 5.62Moz, largely as a result of lower grades in some operating regions, a trend which is not expected to continue in 2004. This, combined with the effect of the stronger operating currencies against the US Dollar, resulted in total cash costs increasing substantially by $68/oz to $229/oz. Adjusted operating profit decreased by 12% to $559 million.
Safety, health, HIV/AIDS and sustainable development
Detailed discussions relating to safety, health, HIV/AIDS and sustainable development may be found in AngloGold's Report to Society 2003. This report is a fully- interactive web-based report and can be found at the company's website at www.anglogold.com. This report covers issues pertaining to social development in line with AngloGold's values and business principles, the Global Reporting Initiative Guidelines, and on a regional basis. Sections of this report may be downloaded and printed. A summarised overview on safety is presented below, while a summarised discussion on health issues in the South African region (in terms of the reporting required by the South African Mine Health and Safety Act) is reported under the discussion on that region.
during the year - this decreased by 6% to 0.29 per million man hours worked.
Regrettably, 43 employees lost their lives in the course of work during the year: 40 of these employees were employed in the South Africa region where the majority of AngloGold's workforce is employed.
There were, however, a number of excellent safety performances:
·
Serra Grande in Brazil was recognised by NOSA, an organisation specialising in safety, health and environment auditing, as the winner in the Underground Hard Rock Deep Mine category in its world-wide auditing programme.
·
Morila mine in Mali was nominated overall winner in the Dynamic Health and Safety Competition in May 2003. The competition is open to all industries in Mali and had 150 entrants. Sadiola mine achieved second place.
·
The Colorado Division of Minerals and Geology and the Colorado Mining Association jointly recognised the Cripple Creek & Victor mine (CC&V) and Safety, Health and Environment Manager, Larry Snyder, for the mine's continued exemplary safety record during the recent two-year Cresson expansion project.
The safety and health of employees has remained a key area of focus for AngloGold. Performance in 2003 was, however, disappointing. While the gains made over the past five years have been maintained, there has not been the
much-desired step-change in improving
safety and health performance. The long-term
downward trend in lost time injuries has been maintained, although the year-on-year figure has increased marginally to 8.83 per million man hours. There was more pleasing progress in respect of the fatal injury frequency rate (FIFR)
·
In August 2003, the Namibian Chamber of Mines recognised Navachab as the safest mine in Namibia, based on the number of fatality-free employee hours worked in 2002.
·
Ergo, the surface retreatment operation in South Africa, achieved one million fatality-free shifts on 22 June 2003, while Moab Khotsong mine - which is currently under development - also achieved a million fatality-free shifts on 18 November 2003.
0
5
10
15
20
1998 1999 2000 2001 2002 2003
0
2
4
6
8
10
1998 1999 2000 2001 2002 2003
LTIFR - AngloGold (per million man hours)
FIFR - AngloGold (per million man hours)
0
50
100
150
200
250
300
1998 1999 2000 2001 2002 2003
Total cash costs - AngloGold ($/oz)

Review of operations

·
The Sunrise Dam Gold Mine was recognised for excellence in safety when it was awarded AngloGold's Global Safety Award for 2003. Mponeng mine won the South Africa region Safety Shield competition for 2003, with an improvement of 13% in its serious injury frequency rate compared with its best performance over the previous four years.
Further details on performance and the strategies and programmes that have been and are being put in place to address safety at work can be found in the AngloGold Report to Society 2003.
LTIFR (per million man hours)
Region
2003
2002
South Africa
10.40
9.98
East and West Africa
1.77
2.93
South America
4.48
4.21
Australia
5.54
11.22
North America
2.91
4.95
AngloGold
8.83
8.86
Operating performance and outlook
Production for the year was 5.62Moz, a decrease of 5% from the previous year, mainly a result of lower grades achieved at several of the operating regions. The East and West Africa region, now
43% to adjusted operating profit and 52% to cash operating profit.
Overall, total cash costs rose by 42% to $229/oz, as the performance of the Rand against the Dollar undermined the good cost control initiatives at the South African operations. By way of example, total cash costs in Dollar terms rose by 60% to $253/oz, while in Rand terms this increase was held to 15% at R61,011/kg. Consequently, adjusted operating profit decreased by 12% to $559 million.
Capital expenditure for the year rose to $363 million from $271 million in the previous year. Of this, 58% was for maintenance capital expenditure and 42% on expansion - mainly at Moab Khotsong, Mponeng and TauTona in South Africa.
AngloGold expects production in 2004 to decrease to around 5.32Moz following the closure in 2003 of Union Reefs and the sale of its interest in the Jerritt Canyon Joint Venture. (In 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000oz towards AngloGold's total production of 5.62Moz.) The merged group's
(1)
production is expected to be in the region of
6.47Moz.
Capital expenditure is forecast to be $477 million (merged group
(1)
: $596 million), which includes Moab
Khotsong ($60 million), Mponeng ($58 million), TauTona ($63 million) and Sunrise Dam ($29 million).
Total cash costs per region ($/oz)
Region
2003
2002
Variance %
South Africa
253
158 60
East and West Africa
171
126 36
South America
147
126 17
Australia
243
193 26
North America
223
222 -
AngloGold
229
161 42
Contribution to cash operating profit by region ($m)
Region
2003
2002
Variance %
South Africa
379
450 (16)
East and West Africa
170
190 (11)
South America
142
126 13
Australia
53
56 (5)
North America
47
61 (23)
AngloGold
791
883 (10)
(1)
The merged group in the event of the Ashanti transaction being successfully concluded.
South Africa (58.4%)
East and West
Africa (17.5%)
South America
(9.5%)
Australia (7.7%)
North America (6.9%)
Contribution to production (%) by region
contributes some 17% in terms of gold produced and 21% of cash operating profit in Dollar terms.
AngloGold's drive for geographic and orebody diversity will be boosted in the coming year should the merger of AngloGold-Ashanti be concluded. AngloGold in its current form has nonetheless continued to make good progress in meeting this objective, with gold production outside of South Africa - principally from low-cost surface and shallow mines - rising to 42%, and contributing

AngloGold Limited - Annual financial statements 2003

South Africa
The South Africa region comprises seven underground mines - the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines, near the towns of Klerksdorp and Orkney, and the Mponeng, Savuka and TauTona mines near Carletonville. A surface reclamation project - Ergo - is located near Johannesburg.
Key statistics
2003
2002
Tonnes treated (Mt)
Underground
11.3
11.3
Surface (incl Ergo)
36.8
38.4
Average grade (g/t)
Underground
8.13
8.40
Surface (incl Ergo)
0.27
0.30
Gold production (000oz)
3,281
3,412
Total cash costs ($/oz)
253
158
Number of employees*
46,274
45,772
Efficiencies (g/TEC)
214
218
Capital expenditure ($ million)
242
106
*
Including contractors.
LTIFR/FIFR (per million man hours)
2003
2002
2003
2002
LTIFR
FIFR
Great Noligwa
9.83
11.06
0.32
0.47
Kopanang
14.08
12.91
0.41
0.22
Tau Lekoa
25.96
17.94
0.09
0.51
Savuka
17.57
17.12
0.47
1.06
Mponeng
9.81
10.91
0.33
0.47
TauTona
8.24
7.67
1.1
0.08
Ergo
1.75
1.53
0.00
0.00
Moab Khotsong
7.11
6.82
0.00
0.19
South Africa
10.40
9.98
0.34
0.34
Safety and health
Regrettably, 40 employees died in work-related accidents on the South African operations during the year in 31 separate accidents. The most significant of these was a seismic-related fall of ground incident, in which five employees lost their lives at TauTona mine on 1 April 2003. A further four deaths were caused in a second seismic event at the mine on 26 May 2003.
The primary cause of fatal accidents remains falls of ground (72%), with seismically-induced falls of ground alone responsible for 47% of fatalities. Particular emphasis has been placed on preventing falls of ground, and a new Falls of Ground Management System has been initiated.
Overall, the FIFR for the year on the South African operations was 0.34, unchanged from 2002, and the LTIFR was 10.40, up 4% on the 2002 rate of 9.98.
The primary challenges in respect of occupational health remain noise-induced hearing loss (NIHL), tuberculosis (TB) and occupational lung disease (OLD).
Occupational health services are provided to employees at two occupational health centres that conduct risk- based medical surveillance programmes. During 2003, these centres conducted 5,733 initial, 804 transfer, 38,528 periodical and 4,143 exit medical examinations.
·
774 new cases of NIHL were reported during the year, a rate of 18 per 1,000 employees, compared with 26 per 1,000 employees the previous year.
·
167 cases of OLD were reported, four per 1,000 employees, the same as reported the previous year.
·
469 new cases of TB were treated during the year, a rate of 24 per 1,000 employees, which is unchanged from the previous year. The relatively high rates of TB infection are a consequence of a high prevalence of HIV-84% of new TB patients are HIV-positive.
Ergo
TauTona Savuka Mponeng
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
Review of operations

Review of operations

Further information on safety and health performance and the various initiatives undertaken in this region can be found in the Report to Society 2003.
HIV/AIDS
AngloGold's comprehensive HIV/AIDS programme has four components:
·
Restricting the disease through education, the provision of condoms and the effective treatment of sexually transmitted infections;
·
Care for employees infected with the virus through comprehensive hospital benefits and the company's Wellness Clinics, including the provision of anti- retroviral therapy (ART) to employees where this is medically indicated;
·
Support for employees no longer able to fulfil their roles in the company through ill-health retirement programmes linked to home-based care programmes; and
·
Fundamental research into the disease and its treatment conducted by Aurum Health, a world-class research facility.
More than 500 employees entered the ART programme rolled out by AngloGold in South Africa in 2003. This represents 18% of AngloGold's employees for whom ART is medically indicated.
A detailed discussion on the latest statistics, programmes and initiatives undertaken by the company can be found in the Report to Society.
Operating performance and outlook
Overall production fell by 4% to 3.28Moz with increased volumes mined being offset by planned reductions in yield of 3%. Cash costs rose by 60% to $253/oz, mainly because of the stronger Rand (45%) and the inflationary pressures of the two-year wage agreement which resulted in a 9% increase for the majority of employees coming into effect from July. Consequently operating profit declined to $318 million.
Capital expenditure for the year was $242 million, primarily at Moab Khotsong ($67 million), which remains under development, the Mponeng shaft deepening project ($55 million), and TauTona ($65 million).
Great Noligwa: Volumes mined increased by 1% despite difficulties experienced in the SV4 section. Grade fell by 4% following the lower face values experienced during the year, resulting in an 8% reduction in gold output to 812,000oz. Reduced gold production, increased wages and the effect of the strong Rand contributed to a significant rise in total cash costs to $218/oz. Operating profit declined to $121 million. Capital expenditure for the refurbishment of infrastructure and the No 8 plant mills amounted to $22 million.
Production is expected to increase marginally to 821,000oz in 2004, at a total cash cost of $216/oz in 2004. Capital expenditure is expected to be of the order of $29 million.
Kopanang: The 5% improvement in volumes mined can be attributed to the impact of the "power team" training initiatives that were undertaken during the year as productivity (measured in terms of m
2
/employee) rose by
8%. However, generally lower grades were encountered in the first half of the year and resulted in a 3% reduction in gold production to 497,000oz. Total cash costs rose by 61% to $266/oz. Operating profit decreased by 18% to $46 million. Capital expenditure on infrastructure refurbishment and expansion development amounted to $12 million.
In 2004, gold production is expected to decrease to 468,000oz at a total cash cost of $288/oz. Capital expenditure will be in the region of $31 million.
Tau Lekoa: Gold production increased to 322,000oz as volumes mined improved. This was offset by lower grades that were impacted by the mining mix. Total cash costs were $294/oz, 53% higher than those of the previous year. Operating profit fell by 35% to $15 million.
Total cash costs are expected to rise to $310/oz, for production of 326,000oz, in 2004. Capital expenditure should be in the region of $23 million.
Mponeng: Volumes mined improved by 9% as a result of additional stope crews, extra equipped face length and improved face advance. This, together with the higher than planned face values, resulted in gold production rising by 7% to 499,000oz. Total cash costs rose marginally in R/kg terms but increased by 39% to $247/oz, mainly as a result of the stronger Rand. Operating profit increased by 30% to $39 million as a result of the improved production and a reduced amortisation charge from the review of the LOM plan. Capital expenditure on the sub-shaft deepening, ore reserve development and infrastructural refurbishment amounted to $55 million.
Production in 2004 should fall to 442,000oz at a total cash cost of $309/oz, with capital expenditure $58 million.

AngloGold Limited - Annual financial statements 2003

Review of operations
(continued)
Savuka: Safety-related concerns continued to require the replanning of areas available for mining, which led to a 15% decrease in the volumes mined. This was also affected by a decision to stop mining uneconomic Ventersdorp Contact Reef (VCR) panels. At the same time cost-saving initiatives began to show results, as both the number of people employed and the number of contractors were reduced in line with the level of production. Grade decreased by 18% to 5.81g/t, relative to the high grades achieved in 2002 as a result of the mining of a high-grade pillar. Gold production decreased by 21% to 187,000oz. Total cash costs rose by 83% as a result of the lower gold production and stronger Rand. Operating results reflected a loss of $21 million for the year. Capital expenditure on access development, ore reserve development and infrastructural refurbishments amounted to $14 million in 2003.
The continued operating difficulties at Savuka led to a review of the mine. As a result of this, Savuka has been put into closure mode. AngloGold has impaired the Savuka assets and has, as a result, charged profits with an amount of R135 million ($18 million) in respect of this impairment, net of tax. The carrying value of Savuka was nil as at 31 December 2003.
Production is expected to decrease to 172,000oz in 2004, at a total cash cost of $407/oz in 2004. Capital expenditure is forecast at $7 million.
TauTona: Volume mined decreased as production delays were experienced following two significant seismic incidents in the second quarter and a fire in the third quarter. There was a release of high grade locked-up gold in the stopes which led to the 4% improvements in grade. Gold production increased by 1% to 646,000oz and total cash costs rose by 47% to $194/oz. Operating profit increased by 2% to $100 million. Capital expenditure on the declines, pillar removal, technology and infrastructural refurbishments amounted to $23 million. A further $48 million was allocated to the acquisition of mineral rights from Driefontein (an area known as 1C11).
In 2004, production is set to decrease to 620,000oz, while total cash costs will rise to $218/oz. Capital expenditure should amount to $63 million.
Ergo: Tonnes treated - at 30.9 million tonnes - were 6% lower because of an increased proportion of "clean-up" tonnes which restricted incoming tonnages and the ability to recover from down-time events, as well as the large number of water and slurry pipeline failures. As a result, production decreased to 203,000oz. The grade, although 20% lower, was in line with planned levels as Ergo's accessibility to higher grade dams diminished. An increased loss on acid by-products from the lower-than- planned sulphur grades and the impact of the decreased production as the operation enters its final years, led to total cash costs rising to $349/oz. This resulted in an operating loss of $3 million.
Although the operation is due to close at the end of 2004, discussions are being held with prospective buyers with a view to the sale of the operation.
Production in 2004 is expected to be 168,000oz, at a total cash cost of $452/oz.
Organic growth projects
Five major growth projects are currently in progress in South Africa - at Mponeng, TauTona and Moab Khotsong - at a capital cost of approximately R7.1 billion ($1.1 billion at current year's closing exchange rate).
Mponeng shaft deepening project
The scope of the project is to deepen the sub-shaft system and provide access tunnels to the VCR horizon on 113, 116 and 120 levels (ranging from 3,172m to 3,372m below surface). The project is expected to produce 4.25Moz of
0
500
1,000
1,500
2,000
1999
2000
2001
2002
2003
0
50
100
150
200
250
300
Rm
$m
Capital expenditure
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
1999
2000
2001
2002
2003
0
50
100
150
200
250
300
R/kg
$/oz
South African operations - Total cash costs

gold over a period of five years. The total capital expenditure for the project is R1.3 billion ($200 million at the current year's closing exchange rate), with some R129 million remaining ($19 million at the current year's closing exchange rate). Average project cash cost over the life-of-mine (LOM) should be in the region of $270/oz.
The in-circle development was completed in February 2003. Access development on 113 level was completed ahead of schedule, while that on 116 level was completed in November 2003. It is anticipated that development on 120 level will be completed by February 2004. Stoping operations are due to commence in April 2004.
TauTona expansion project
The scope of the project is to access the Carbon Leader Reef (CLR) shaft pillar to allow for stoping operations up to the infrastructural zone of influence, as well as accessing a mining area east of the Bank Dyke on 100, 104, 107 and 109 levels. The project is expected to produce 2.3Moz of gold over a period of 10 years, at a capital cost of R432 million ($65 million at current year's closing exchange rate). R233 million ($35 million at current year's closing exchange rate) has been spent to date. The average project cash cost is expected to be of the order of $187/oz.
The proposed mining east of the Bank Dyke is under review owing to seismicity experienced in the development towards this area, the amount of water that could be encountered, and the added flexibility that the purchase of the block of ground from Driefontein allows. Changes will be implemented if they improve the overall value of TauTona.
TauTona VCR development project
The scope of the project is to access two distinct reserve blocks on the VCR horizon. One reserve block is situated north-east of the shaft complex, while the VCR pillar area of interest consists of two mining blocks situated outside the zone of influence. The project will add some 0,33Moz to production with project capital expenditure at R192 million ($29 million at current year's closing exchange rate).
Progress on both the VCR reserve blocks is ahead of schedule, with production due to start in January 2005.
TauTona below 120 level project
The CLR reserve block below 120 level will be accessed by sinking a twin decline system into its geographical centre, down to 125 level. The project is expected to produce 1.8Moz of gold over a period of seven years, with a project capital cost of R982 million ($147 million at current year's closing exchange rate). The average project cash cost is expected to be of the order of $203/oz. Progress is on schedule and production is due to start in January 2007.
Moab Khotsong mine
The scope of the project is to sink, construct and equip the shaft systems to a depth of 3,130m below surface, provide access tunnels to the reef horizon on 85, 95 and 101 levels, and develop the necessary ore reserves. The project is expected to produce 4.1Moz of gold over 12 years from 7.75 million tonnes of milled ore. The project capital cost is estimated at R4.2 billion ($629 million at current year's closing exchange rate), of which R3.3 billion ($495 million at current years' closing exchange rate) has been spent to date.
The main shaft extension has been completed, and the shaft was commissioned to its full depth in June 2002. The Rock Ventilation shaft has been sunk and equipped to its final depth, and was commissioned in March 2003. Access development is progressing to plan. The first raise line has been established and stoping operations commenced in November 2003. Moab Kotsong is forecast to reach commercial production in 2006, and full production, at an average of 15.6 tonnes (502,000oz) per annum, is expected by 2008.
Review of operations
Great Noligwa (25%)
TauTona (20%)
Mponeng (15%)
Kopanang (15%)
Tau Lekoa (10%)
Ergo (6%)
Savuka (6%)
Surface operations (3%)
Contribution to South African operations
(000oz) to region's production
23
South Africa - Total cash costs (R/kg and $/oz)
2003
2002
2003
2002
R/kg
$/oz
Great Noligwa
52,515
41,658
218
124
Kopanang
64,164
55,001
266
165
Tau Lekoa
70,702
64,234
294
192
Savuka
108,219
82,111
448
245
Mponeng
59,536
59,504
247
178
TauTona
46,790
44,465
194
132
Ergo
84,455
61,810
349
184
South Africa
61,011
53,146
253
158

East and West Africa
The East and West Africa region comprises five operations - the Yatela (40% stake), Sadiola (38%) and Morila (40%) mines in Mali, the Geita mine (50%) in Tanzania and the Navachab mine (100%) in Namibia.
Key statistics
2003
2002
Tonnes treated (Mt) (attributable)
8.4
8.0
Average grade (g/t)
3.6
4.2
Gold production (000oz) (attributable)
981
1,085
Total cash costs ($/oz)
171
126
Number of employees*
2,724
2,276
Efficiencies (g/TEC)
1,443
1,855
Capital expenditure (attributable) ($m)
26
27
*
Including contractors.
Safety and health
The region's safety performance continued to improve during the year, with the overall LTIFR decreasing to 1.77, from 2.93 in the previous year. One fatal accident occurred at Morila mine and one at Sadiola mine during the year, marring the latter's zero FIFR record. The FIFR for the region was 0.11.
A more detailed discussion on safety, health, HIV/AIDS and sustainable development issues can be found in the Report to Society 2003.
Operating performance and outlook
Overall production decreased by 10% to 981,000oz, while total cash costs rose by 36% to $171/oz. Capital expenditure for the region decreased marginally to $26 million. Adjusted operating profit declined by 10% to $116 million.
Geita: Production at Geita (50% attributable) went up by 14% to 331,000oz as the increased plant capacity was utilised and the grade improved from 2.70g/t in the first half of the year to 4.53g/t during the second half. The leach capacity at the mine was raised towards mid-year to maximise recovery from these high grades. Total cash costs were well-contained as a result of the increased production in the second half, rising by only 5% to $183/oz. As a result, adjusted operating profit rose from $20 million to $34 million. Capital expenditure was maintained at $10 million.
Production is set to increase to 345,000oz in 2004, at a total cash cost of $199/oz. Capital expenditure is likely to be in the region of $10 million.
Morila: As expected, grades at the Morila mine decreased to 7.56g/t for the year, resulting in gold production (40% attributable) declining by 24% to 318,000oz. Throughput increased by 19% to 1,440 tonnes. Lower grade, a stronger Euro and higher fuel prices caused total cash costs to rise by 46% to $108/oz. Adjusted operating profit fell by 24% to $53 million. Capital expenditure decreased to $5 million, from $7 million the previous year.
In 2004, production is expected to be 228,000oz, at a total cash cost of $177/oz. Capital expenditure is expected to be in the region of $3 million.
East and West Africa LTIFR/FIFR (per million man hours)
2003
2002
2003
2002
LTIFR
FIFR
Geita
0.79
2.11
0.00
0.49
Morila
3.78
6.27
0.31
0.33
Navachab
3.60
3.05
0.00
0.00
Sadiola
0.31
1.54
0.31
0.00
Yatela
2.92
2.07
0.00
0.00
East & West Africa
1.77
2.93
0.11
0.26
AngloGold Limited - Annual financial statements 2003
24
Review of operations
(continued)
Geita
Sadiola
Yatela
Morila
Navachab

Review of operations

Navachab: Production at the Navachab mine decreased by 14% to 73,000oz, as both the tonnage throughput and recovered grades declined. The former was adversely affected by plant down-time caused by a transformer failure and damage to a mill girth gear. Total cash costs rose significantly to $274/oz, as a result of the lower production and a higher LOM stripping ratio as mining commenced on the Eastern Pushback project. Despite a lower amortisation charge (relating to the longer LOM as a result of the project), adjusted operating profit decreased by 42% to $7 million. Capital expenditure for the year was $2 million.
Owner mining, rather than contractor mining, will be implemented at Navachab in 2004. Production for 2004 is expected to be in the region of 66,000oz, at a total cash cost of $295/oz.
Capital expenditure is forecast at around $18 million and includes the purchase of a new mining fleet.
Sadiola: Production at Sadiola (38% attributable) declined by 5% to 172,000oz as a result of a 6% decrease in recovered grade. Total cash costs were up by 29% to $210/oz. This increase is largely attributable to lower production, higher fuel costs and the impact of the stronger Euro. Adjusted operating profit increased to
$16 million, as a result of higher received price. Capital expenditure for the year decreased to $4 million.
Production is expected to rise to 177,000oz in 2004 at a total cash cost of $214/oz. Capital expenditure is likely to be of the order of $4 million.
Yatela: Production at Yatela (40% attributable) decreased by 19% to 87,000oz. Tonnage stacked in the second half of the year was negatively affected by problems experienced with the commissioning of the new crushing circuit. Total cash costs rose to $235/oz as a result of lower gold production, increased mining contractor costs and the impact of the stronger Euro and Rand. Adjusted operating profit decreased to $3 million.
Construction of the 10km road between Yatela and Alamoutala was completed during the third quarter. The mining fleet was ordered in the second quarter; stripping began in the third quarter and the first ore was delivered in the final quarter, with the hauling of the higher grade ore exceeding the original plan. Capital expenditure for the year was $6 million.
In 2004, production is expected to rise to 111,000oz, at a total cash cost of $217/oz with capital expenditure of around $1 million.
0
50
100
150
200
1999
2000
2001
2002
2003
0
200
400
600
800
1,000
1,200
1999
2000
2001
2002
2003
East and West Africa - Gold production (000oz)
East and West Africa - Total cash costs ($/oz)

AngloGold Limited - Annual financial statements 2003

Review of operations
(continued)
South America
The South America region comprises the Morro Velho and Serra Grande (50% attributable) operations in Brazil, and Cerro Vanguardia (92.5% attributable) in Argentina.
Key statistics
2003
2002
Tonnes treated (Mt) (attributable)
2.4
1.9
Average grade (g/t)
6.96
7.78
Gold production (000oz) (attributable)
532
478
Total cash costs ($/oz)
147
126
Number of employees*
3,356
2,660
Efficiencies (g/TEC)
672
684
Capital expenditure (attributable) ($m)
39
24
*
Including contractors.
South America - Total cash costs ($/oz)
2003
2002
Cerro Vanguardia (92.5%)
143
104
Morro Velho
141
131
Serra Grande (50%)
109
100
South America - LTIFR/FIFR (per million man hours)
2003
2002
2003
2002
LTIFR
FIFR
Morro Velho
4.04
5.73
0.20
0.0
Serra Grande
1.94
0.70
0.0
0.0
Cerro Vanguardia
7.95
3.72
0.0
0.93
South America
4.48
4.21
0.12
0.16
Safety and health
Regrettably, one employee died at Morro Velho's Cuiaba mine in Brazil during the year. The FIFR for the year decreased to 0.12, while the LTIFR rose marginally to 4.48 from 4.21.
A more detailed discussion on safety, health and sustainable development issues can be found in the Report to Society 2003.
Operating performance and outlook
Attributable production in the region rose by 11% to 532,000oz, as a result of the increased stake held in Cerro Vanguardia for the first full year (AngloGold acquired an additional 46.25% stake in Cerro Vanguardia in July 2002), as well as a rise in production at Morro Velho and Serra Grande. The recovered grade decreased by 10% to 6.96g/t mainly due to operational problems at Cerro Vanguardia, while total cash costs increased by 17% to $147/oz, owing largely to the appreciation of both the Real and the Peso against the US Dollar.
Capital expenditure rose by 63% to $39 million, $8 million at Morro Velho on the Cuiaba expansion project and improvements to the mine ventilation and backfill systems, and $8 million at Cerro Vanguardia on projects and exploration. Adjusted operating profit rose by 11% to $93 million.
Attributable production is expected to decrease by 3% to 517,000oz in 2004, primarily due to the closing of Mina
Serra Grande
Cerro Vanguardia
Morro Velho

Review of operations

Velha in 2003 and Engenho d'Agua in mid-2004. This will be partially offset by higher production at both the Cuiaba and Corrego do Sitio mines. Total cash costs are expected to increase by 5% to $155/oz due to inflation, lower production and a higher stripping ratio at Cerro Vanguardia.
Morro Velho: Production rose by 11% to 228,000oz with an increased contribution from Cuiaba mine. The mine engaged a fourth team of employees early in the year, enabling operations to move to a seven-hour shift to improve efficiency. Increased contributions were achieved from Corrego do Sitio mine (in its first full year of production) and Morro do Galo, a dump that is being treated. This offset the closure of Mina Velha at the end of October and lower production from Engenho d'Agua. The recovered grade decreased by 1% to 6.66g/t as a result of the addition of ore from the Corrego do Sitio open-pit mine.
Total cash costs increased by 8% to $141/oz, primarily because of the Real appreciation, higher inflation levels, the annual wage agreement reached with unions in August, as well as higher energy costs and contractor costs at Corrego do Sitio mine associated with the higher stripping ratio. Adjusted operating profit rose by 28% to $37 million. Capital expenditure went up to $25 million.
Attributable production is expected to decrease by 3% to 222,000oz in 2004 as a result of the closure of Mina Velha in 2003 and Engenho d'Agua in mid 2004, partially offset by higher production at both the Cuiaba and Corrego do Sitio mines. Total cash costs are forecast at $150/oz. Capital expenditure is expected to increase to $72 million, which includes expenditure on the Cuiaba expansion (due to start in the second half of 2004) and the Lamego and Corrego do Sitio sulphide projects.
Serra Grande: Attributable (50%) gold production rose by 1% to 95,000oz due to increases in both grade and volumes treated. Total cash costs increased by 9% to $109/oz, primarily because of the appreciation in the Real, higher inflation, the annual wage agreement reached with the union in November and increased services and materials costs.
Adjusted operating profit rose by 12% to $19 million due to a higher received price. Capital expenditure was maintained at $3 million.
Production at Serra Grande is expected to decrease by 7% to 88,000oz owing to lower grades and an expected decrease in throughput. Total cash cost is forecast at $131/oz. Capital expenditure is expected to be maintained at $3 million.
Cerro Vanguardia: Attributable (92.5%) gold production rose by 17% to 209,000oz as a result of the increased stake held for the first full year (AngloGold acquired an additional 46.25% stake in July 2002). If that is excluded production was 13% lower owing to operational problems caused by large amounts of water in the pits which restricted the amount of high-grade material delivered to the plant for processing. As a result, the plant was fed with lower-grade dry ore (grades were 25% lower than previous year) from a contingency stockpile, which affected production levels. A full range material scrubber was commissioned in late September enabling the treatment of wet, higher-grade material.
Total cash costs rose by 38% to $143/oz, largely due to the Peso appreciation and operational problems which led to lower production and higher costs. These were partially offset by a 68% increase in silver by- product credit.
Adjusted operating profit decreased by 15% to $23 million due to operational problems and higher costs.
In 2004, attributable production is expected to be slightly lower at 207,000oz, at a cash cost of $166/oz. Capital expenditure is expected to increase to $11 million in 2004.

AngloGold Limited - Annual financial statements 2003

Review of operations
(continued)
Australia
The Australia region comprises two operations: Sunrise Dam in Western Australia and Union Reefs in the Northern Territory, which ceased operations in October 2003, with clean-up activities continuing to year-end. The Boddington operation in Western Australia is currently on a care-and- maintenance programme, pending a decision to proceed with the Boddington expansion project. The Tanami plant in the Northern Territory has been leased for third party processing.
Key statistics
2003
2002
Tonnes treated (Mt)
5.6
6.1
Average grade (g/t)
2.39
2.56
Gold production (000oz)
432
502
Total cash costs $/oz
243
193
Number of employees*
540
600
Efficiencies (g/TEC)
2,311
2,437
Capital expenditure ($ million)
21
31
*
Including contractors.
Australia - LTIFR (per million man hours)
2003
2002
Sunrise Dam
6.0
11.0
Union Reefs
0.0
0.0
Australia
5.5
11.2
Safety and health
Safety performance at Sunrise Dam mine improved and it was awarded the AngloGold Global Safety Award for 2003 in recognition of this performance. The Union Reefs mine continued its excellent performance, recording another year without a lost time injury.
Overall, the LTIFR for the region was 5.5, a significant improvement on that of the previous year.
Operating performance and outlook
As forecast, production in the Australia region decreased by 14% to 432,000oz, while total cash costs rose to $243/oz. Capital expenditure decreased by 32% to $21 million. Adjusted operating profit decreased by 15% to $28 million.
Sunrise Dam: Production at Sunrise Dam decreased by 6% to 358,000oz. Remodelling of the orebody indicated a significant increase in ore tonnes within the open- pit design shell; this has been the major contributor to the increase in open-pit reserves from 2.29Moz at the end of 2002 to 2.72Moz at the end of 2003, which will result in an increased open-pit mine-life of about two years.
Total cash costs for the year rose to $228/oz, while adjusted operating profit decreased to $29 million. Capital expenditure for the year amounted to $20 million, down from $26 million in the previous year.
With the first ore being produced from underground reserves during the second quarter, gold production for 2004 is expected to be in the region of 405,000oz at a total cash cost of $237/oz. Capital expenditure will be $29 million, the majority of which will be on the Sunrise Dam underground feasibility study.
Union Reefs: Mining continued in its final stages for the first half of the year, with small, dispersed resources being mined and processed, along with low-grade stockpiles. Mining ceased in the third quarter and the milling operations shut down in October 2003. Gold production decreased to 74,000oz for the year. Total cash costs rose marginally to $272/oz while adjusted operating profit increased to $4 million.
Clean-up work and minor residual gold production commenced in the third quarter. In November, AngloGold announced that it had reached a conditional agreement with Greater Pacific Gold Limited to sell the Union Reefs mine, associated assets and tenements for a staged consideration of A$6 million.
Organic growth projects
Sunrise Dam Underground Project: Following a scoping study that was completed in the first half of the year, underground development commenced in the fourth quarter. The three-year underground project, involving the development of two declines and 125,000m of drilling from surface and underground, will enable the underground potential of the Sunrise Dam orebody to be fully explored. Declines are being developed in the vicinity of defined underground reserves, which will be mined through the course of the project. Deep drilling to date has indicated that the sub-vertical, high-grade zones that have been a feature of open-cut mining at Sunrise Dam continue at depth. It is expected that the project will add significantly to underground reserves and a decision on whether to proceed to full-scale underground mining will be made in early 2007.
Boddington Expansion Project: Negotiations with AngloGold's partners in respect of the Boddington Expansion Project continued during the year. The joint venture partners have committed to an update on the November 2000 Expansion Project feasibility study.
Sunrise Dam
Union Reefs

Review of operations

North America
The North America region comprises the Cripple Creek & Victor Gold Mining Company (CC&V). Although AngloGold holds a 67% interest, it has a 100% interest in the gold produced until loans made to the project are repaid. AngloGold's 70% stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc, with effect from 30 June 2003.
Key statistics
2003
2002
Tonnes treated/placed (Mt) (attributable) Underground
0.5
0.9
Heap leach
17.1
12.4
Average grade (g/t) Underground
7.15
7.91
Heap leach*
0.67
0.82
Gold production (oz 000) (attributable) Underground
107
237
Heap leach
283
225
Total cash costs ($/oz)
223
222
Number of employees**
740
910
Efficiencies (g/TEC)
2,149
1,979
Capital expenditure ($ million)
27
74
*
Gold placed/tonnes placed.
**
Including contractors.
North America - LTIFR (per million man hours)
2003
2002
CC&V
3.22
4.36
Jerritt Canyon
2.32
5.74
North America
2.91
4.95
Note that the statistics above include Jerritt Canyon until the end of June 2003.
Safety and health
The North America region's excellent safety performance continued, with the LTIFR decreasing to 2.91 for the year.
Operating performance and outlook
Production decreased in this region to 390,000oz, primarily as a result of the sale of AngloGold's 70% interest in the Jerritt Canyon JV to Queenstake Resources following an unsolicited offer received from Queenstake. Total cash costs were held at $223/oz. The adjusted operating profit for the region decreased from $3 million to $2 million during the year.
Capital expenditure decreased to $27 million, from $74 million, as the Cresson expansion project was completed.
CC&V: Production at the CC&V operation improved towards year-end to reach 283,000oz for the year. Leach solution chemistry problems and lower irrigation flows (caused by drought) improved during the second half of 2003. Total cash costs rose to $199/oz due to higher reagent consumption to correct leach pad chemistry. Adjusted operating profit increased to $8 million owing to higher production volumes.
Processing facility and haulage fleet production achieved budgeted levels by year-end. Phase 4B of the leach pad construction was completed ahead of schedule with stacking having commenced in the second quarter.
Jerritt Canyon: As expected, production at this operation continued to decline during the first six months of the year to 107,000oz, while total cash costs rose to $270/oz. An adjusted operating loss of $5 million was incurred for the period.
In 2004, North American production is expected to decrease to 349,000oz with the sale of Jerritt Canyon. However, total cash costs are also expected to decline to $210/oz. Capital expenditure of $17 million is planned in 2004.
CC&V

Operation
South Africa
Ergo
30.9
32.8
0.20
0.25
203
264
349
184
(3)
20
(3)
22
Great Noligwa
2.4
2.5
10.57
11.02
812
880
218
124
121
141
131
149
Kopanang
2.2
2.2
7.07
7.23
497
511
266
165
46
56
53
63
Moab Khotsong
(1)
-
-
-
-
-
-
-
-
-
-
-
-
Mponeng
1.7
1.7
8.96
8.63
499
466
247
178
39
30
57
54
Savuka
1.0
1.0
5.81
7.07
187
236
448
245
(21)
9
(20)
12
Tau Lekoa
2.4
2.2
4.24
4.45
322
311
294
192
15
23
25
32
TauTona
1.7
1.7
12.09
11.66
646
643
194
132
100
98
107
104
East and West Africa
Geita (50%)
2.9
2.5
3.60
3.62
331
290
183
175
34
20
46
33
Morila (40%)
1.3
1.1
7.56
11.96
318
421
108
74
53
70
75
99
Navachab
1.3
1.4
1.75
1.93
73
85
274
147
7
12
8
13
Sadiola (38%)
1.9
1.9
2.77
2.96
172
182
210
163
16
12
27
25
Yatela (40%)
(3)
1.0
1.1
2.84
3.60
87
107
235
175
3
10
11
15
South America
Cerro Vanguardia (92.5%)
0.9
0.6
7.15
9.49
209
179
143
104
23
27
47
44
Morro Velho
1.1
0.9
6.66
6.71
228
205
141
131
37
29
49
41
Serra Grande (50%)
0.4
0.4
7.88
7.84
95
94
109
100
19
17
24
22
Australia
Sunrise Dam
3.6
3.4
3.12
3.49
358
382
228
177
29
33
52
51
Union Reefs
2.0
2.7
1.12
1.36
74
118
272
224
4
3
4
6
North America
Cripple Creek & Victor
Joint Venture
(3)
17.1
12.4
0.67
0.82
283
225
199
187
8
6
45
43
Jerritt Canyon Joint
Venture (70%)
(2)
0.5
0.9
7.15
7.91
107
237
270
249
(5)
(3)
5
19
(1)
All income and expenses will be capitalised until commercial production is reached.
(2)
Jerritt Canyon Joint Venture was sold with effect from 30 June 2003.
(3)
Yatela and Cripple Creek & Victor Joint Venture operations show tonnes placed and recoverable grade placed.
Attributable
Average
Attributable
Total
Attributable Attributable
tonnes
grade
gold
cash
adjusted
cash
treated/milled recovered
production
costs
operating
operating
(Mt)
(3)
(g/t)
(oz 000)
($/oz)
profit ($m)
profit ($m)
2003
2002
2003
2002
2003
2002
2003
2002
2003
2002
2003
2002
Summary review of operations
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Union Reefs
(sold)
Boddington
Australia
Alaska
Canada
Peru
Mines
Greenfields exploration areas
Brownfields exploration areas
Sunrise Dam
Mongolia
Jerritt Canyon
(sold)
"Exploration activity continued
to support AngloGold's growth
strategy by sustaining or
growing existing operations
and to discover new gold
deposits."
Exploration
31
Exploration
AngloGold's exploration activities in 2003 continued to support the group's growth strategy, by seeking to extend and replace existing production ounces by sustaining or growing existing operations (through brownfields exploration) and to discover gold deposits in new areas (through greenfields exploration). Activities are focused on finding long-life, economic orebodies by utilising multi-disciplinary teams and appropriate state-of- the-art technology.
Brownfields exploration continued with variable success at all the existing operations. Greenfields exploration activities continued in the traditional areas such as Australia, Mali, Canada, Alaska, Peru and Brazil, and exploration commenced within the "frontier" area of Mongolia. In line with AngloGold's strategy to commit itself to definitive "walk-away criteria", greenfields exploration was terminated in Nevada and Tanzania and curtailed in Australia, where further exploration
South America
(26.7%)
East and West
Africa (21.3%)
South Africa (3.7%)
Australia (23.0%)
Corporate* (5.4%)
North America
(19.9%)
*Includes target generation
Exploration expenditure by country

expenditure is considered to have reached the point of diminishing returns.
Exploration expenditure amounted to $63.4 million for the year, some 60% of which was spent on increasing and converting near and in-mine resources. Of the brownfields expenditure incurred in 2003, $25 million has been capitalised. Exploration expenditure for 2004 is expected to be in the region of $62 million.
Exploration expenditure by region ($ million)
Region
Brownfields Greenfields
Total
South Africa 2 - 2
East and West Africa 9 4 13
South America 8 9 17
Australia 9 6 15
North America 8 5 13
Corporate (includes
target generation)
2 1 3
Total 38 25 63
Review of exploration activities
by country
Mali
Phases V & VI of the deep sulphide drilling programme at Sadiola were completed during 2003 and orebody modelling and further metallurgical testwork have commenced. The final feasibility study is planned to be completed by 2005. Satellite oxide exploration continued to produce positive results from extension drilling between the FE3 and FE4 pits.
Satellite oxide mining at Yatela commenced at the Alamoutala project, located some 13km south-east of the main pit. Extension and in-fill drilling at Alamoutala has indicated further contiguous resources to the north-east and south of the current pit shell.
At Morila, exploration drilling was focused on the areas to the west and east of the pit with drilled intersections being narrow and deep.
In southern Mali at Sinsin, the JV with Fokolore Mining will be terminated early in 2004 due to negative drilling results. At Kola, Reverse Circulation (RC) follow-up drilling returned mixed results and further drilling is planned in 2004. At Garalo, located about 100km south-west of Morila, encouraging results were obtained from RC follow-up drilling on Rotary Airblast (RAB) delineated gold anomalies. Further drilling will be required in 2004. Soil sampling is in progress at the Banzana permit, 140km south-west of Morila on the Cote d'Ivoire border, with RAB drilling scheduled for 2004.
Tanzania
At Geita Mine, additional drilling information from Nyankanga and Geita Hill has added 1.2Moz to the Mineral Resource. In 2003, drilling of the "Gap" area between Geita Main and North-East Extension has indicated that this area could be continuously mineralised. Results from RC drilling at Chipaka indicate a possible westerly extension to the currently defined deposit.
Namibia
At Navachab, expansion drilling was completed and a feasibility study on the footwall expansion is in progress.
Canada
AngloGold has restructured its landholding in the Red Lake area with the dissolution of the Rubicon Joint Venture in exchange for a royalty and 100% interest in certain properties at the west end of the Red Lake Belt. Further work is planned for these tenements in 2004 pending a review.
United States
Exploration in Alaska focused on the Tintina Gold Belt, a region of intrusion-related gold deposits that extends from central Alaska to the Yukon Territory of Canada through Alaska. Drilling in the West Pogo area, adjacent to the Teck/Sumitomo's Pogo property, where AngloGold has a joint venture with Rimfire Minerals, intersected mineralisation warranting further work in 2004. After encouraging first-phase exploration results at Livengood, 100km north of Fairbanks, further work is planned for 2004. Exploration in Nevada was terminated due to poor results.
Brownfields exploration was primarily concentrated on Cripple Creek & Victor, where extensive drilling was conducted to expand and define new, potentially surface mineable resources at the Upper Cresson project and to test targets in close proximity to the current reserve areas. 1.0Moz was added to the Mineral Resource in 2003.
Brazil
Diamond drilling of the Carruagem (PA zone) shoot at the Lamego project, near Morro Velho's Cuiaba mine, has confirmed the mineralisation of both limbs of the fold structure at depth, and metallurgical test work has indicated that the ore is free-milling. Further drilling is planned for 2004.
Drilling of the Cachorro Bravo orebody at Corrego do Sitio has tested the down-dip limit of the principal mineralised
AngloGold Limited - Annual financial statements 2003

Exploration
(continued)

Exploration

horizons in the area currently being investigated by the exploration ramp. The mineralisation has been traced for a down-plunge length of 900m and is still open-ended. Some 75m of underground exploration access strike development was completed on the principal 200 ore horizon, with 26 face samples assaying at an average grade of 14.32g/t over an average sampled true width of 3.31m.Test mining and further exploration from the exploration ramp will be conducted in 2004 with a possible view to fast tracking the project.
At Crixas mine, ongoing drill testing of the Forquilha Sul ore zone extended the mineralisation along strike and down-plunge to the north-west. Drill testing of a number of geophysical anomalies in the vicinity of the mine has proved negative to date.
At the Toncantins project, a joint venture with IAMGOLD, RC drilling was completed on two targets and negotiations are in progress for further tenement acquisitions. Three drillholes are currently in progress at the Gandarela project in the Iron Quadrangle, a joint venture with IAMGOLD, to test the Witwatersrand-type mineralisation.
Argentina
At Cerro Vanguardia, exploration continued to focus on the definition of depth and strike extensions of the Osvaldo Diez, Lomas Sur, Loma del Muerto and Mangas Sur veins, for possible future open-pit and underground resources. An additional Mineral Resource of 0.3Moz at a grade of 9.60g/t was added in 2003 from brownfields exploration.
Peru
Greenfields exploration in Peru brought three prospects to drill-ready stage in 2004. Exploration concentrated on multi-disciplinary target generation, ground truthing and third-party property-scale investigations in several parts of the country.
At the La Rescatada project, the diamond-drilling programme was completed in the third quarter and metallurgical studies on the refractory sulphide ore are in progress. Once the metallurgical work has been completed, a scoping study based on a conceptual resource will be completed to assess the project's potential.
Australia
At Sunrise Dam the Mineral Resource, before depletion, increased by 1.5Moz, whilst the Ore Reserves increased by 1.0Moz. The majority of this growth was in underground resources, particularly in the GQ, Sunrise Shear and Hammerhead structures. The growth in high-
grade underground resources initiated the Sunrise Dam expansion project, which is discussed under Review of Operations. The expansion project will focus on the development of reserves within the Western Shear and Sunrise Shear and the expansion of the GQ, Cosmo, Dolly, Astro and Northern Deeps areas. Underground development will also provide the platform for ongoing exploration of other underground targets. During 2003, deep drilling confirmed the existence of the Carey Shear and intersected high-grade mineralisation below the shear, at a depth of about 1,100m below surface. Further drilling will be undertaken to test new targets associated with and below this structure.
Greenfields exploration activities focused on the Yamarna Greenstone belt, about 150km east of Sunrise Dam (AngloGold earning 70%) in a joint venture with Aurex Consolidated Ltd. and at the Tropicana East project located about 350km north-east of Kalgoorlie (AngloGold earning 70%) in a joint venture with Independence Group NL. AngloGold holds substantial acreage in these under- explored belts and has achieved encouraging results from initial exploration programmes.
In May, an exploration office was opened in Mongolia. A large number of exploration properties were reviewed, with four properties acquired to date. Field activities in Mongolia will commence in 2004.
AngloGold is actively seeking new exploration opportunities in the Asian region.
A review of the Western Tanami project, which includes the Coyote Resource, concluded that development of a project that would fit with a portfolio of long-life, high-margin operations was unlikely. The company divested the project to Tanami Gold NL for A$9 million cash, 25 million A$0.20 Tanami Gold shares and a phased production royalty.
South Africa
Three drillholes targeting high-grade Ventersdorp Contact Channel Reef (VCR) to the west of Tau Lekoa mine at Goedgenoeg all intersected negligible values. A 22-hole drilling programme at Weltevreden, to the east of the mine, for an open pit VCR Mineral Resource encountered uneconomic mining grades.
A drillhole at Moab, targeting the Vaal Reef in the Lower Mine Block, intersected reef as anticipated and confirmed the predicted structure and grade. A second hole is in progress to confirm the facies model over the Lower Mine Area.

AngloGold Limited - Annual financial statements 2003

Mineral Resources and Ore Reserves
AngloGold had Ore Reserves of 63.1Moz and Mineral Resources of 212.7Moz as of 31 December 2003.
Mineral Resources and Ore Reserves are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code), together with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code). Mineral Resources are inclusive of the Ore Reserve component.
Mineral Resources
Mineral Resources calculated at a gold price of $400/oz, reduced by 74.9Moz or 26% to 212.7Moz at the end of 2003. The reduction in Mineral Resources includes a depletion of 6.6Moz.
The single largest reduction in Mineral Resources (64.8Moz) occurred at Western Ultra Deep Levels mainly due to the application of a maximum Mineral Resource depth limit of 4,500m, in contrast to the limit of 5,000m previously used. The next largest reduction in Mineral Resources (2.9Moz) resulted from the application of an increased Mineral Resources cut-off at Tau Lekoa.
There were two significant increases in Mineral Resources:
·
an increase of 1.2Moz at Geita due primarily to additional drilling information at Nyankanga and Geita Hill; and
·
an increase of 0.9Moz at Sunrise Dam due to revised modelling and successful drilling.
Ore Reserves
Ore Reserves show a year-on-year decrease of 9.2Moz to 63.1Moz, of which 6.3Moz was due to depletion. Ore Reserves have been determined broadly at a gold price of US$350/oz. In respect of AngloGold's South African and Australian assets, exchange rate of ZAR7.00 = US$1 and A$1 = US$0.63 respectively have been assumed.
The principal changes in AngloGold's Ore Reserves, for reasons other than depletion, are as follows:
·
an increase of 1.0Moz at Sunrise Dam mine due to new modelling techniques, additional drilling and new underground design;
·
an increase of 0.9Moz at the TauTona mine partially as a result of the purchase of an area of Gold Fields Limited's Driefontein Gold Mine;
·
an increase of 0.6Moz of the Vaal River Surface Ore Reserves, due to the inclusion of the Mizpah plant and the South Tailings facility;
·
an increase of 0.3Moz at Tau Lekoa mine due to the assumption of a higher Mine Call Factor (MCF), as well as extensions of the Ore Reserve due to exploration in new mining areas;
·
a decrease of 2.2Moz at the Savuka mine owing to updates to the geological model which resulted in lower gold values as well as due to changes in economic factors which has resulted in a considerable proportion of the Mineral Resource being considered no longer feasible to be mined economically;
·
a decrease of 1.7Moz at Mponeng mine due to the exclusion of the Carbon Leader Reef (CLR) below 120 level project and a reduction in the VCR below 120 level project. The lower R/kg gold price resulted in the CLR below 120 level project at Mponeng being excluded from the reserves since it did not meet the required hurdle rate set for new projects. The VCR reserves below 120 level have been reduced due to a shorter life-of-mine (five years), caused by the CLR project being no longer feasible at current assumed gold prices;
·
a decrease of 0.7Moz due to the sale of the Amapari project in Brazil during May 2003;
·
a decrease of 0.5Moz at the Great Noligwa mine due the assumption of a lower MCF and due to updates to the geological model which resulted in lower gold values;
·
a decrease of 0.5Moz at the Moab Khotsong mine due to updates to the geological model which resulted in lower gold values;
·
a decrease of 0.3Moz due to the sale of AngloGold's interest in the Jerritt Canyon Joint Venture during 2003; and
·
a decrease of 0.2Moz at Cerro Vanguardia mine due to changes in the pit designs resulting from higher waste mining costs.
The Ore Reserves are relatively insensitive to changes in gold price and exchange rates of up to 10%, positive or negative.
AngloGold will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and the acquisition of new assets.

Mineral Resources and Ore Reserves

Ore Reserves
(as at 31 December 2003)
Metric
Imperial
Contained
Contained
Tonnes Grade
gold
Tons
Grade
gold
Mt
g/t
tonnes
Mt
oz/t
Moz
South Africa Proved 54.8 2.96 162.0 60.4 0.086 5.2
Probable 267.9 4.12 1,104.3 295.3 0.120 35.5
Total
322.6
3.93
1,266.4
355.6
0.114
40.7
East & West Africa* Proved 23.3 3.01 70.0 25.7 0.088 2.3
Probable 48.2 3.52 169.4 53.1 0.103 5.4
Total
71.5
3.35
239.5
78.8
0.098
7.7
South America* Proved 10.6 7.27 77.4 11.7 0.212 2.5
Probable 6.3 7.34 46.4 6.9 0.214 1.5
Total
17.0
7.30
123.8
18.7
0.213
4.0
Australia* Proved 46.9 1.31 61.3 51.7 0.038 2.0
Probable 105.3 1.40 147.2 116.1 0.041 4.7
Total
152.2
1.37
208.6
167.8
0.040
6.7
North America* Proved 53.9 1.26 67.7 59.4 0.037 2.2
Probable 64.7 0.87 56.1 71.3 0.025 1.8
Total
118.6
1.04
123.8
130.7
0.030
4.0
Total* Proved 189.5 2.31 438.5 208.9 0.067 14.1
Probable 492.4 3.09 1,523.5 542.8 0.090 49.0
Total
681.9
2.88
1,962.0
751.7
0.084
63.1
*
Reserves attributable to AngloGold.
Competent persons
Competent persons for AngloGold's Mineral Resources are:
·
V A Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 18 years' experience.
·
M F O'Brien, MSc (Engineering), BSc (Hons)
(Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 24 years'
experience.
Competent persons for the Ore Reserves are:
·
B W Guenther, BSc (Mining Engineering), MAusIMM, 23 years' experience.
·
D L Worrall, ACSM, MAusIMM, 23 years' experience.
·
J van Zyl Visser, BSc (Mineral Resource Management),
PLATO, 17 years' experience.
Notes
A detailed breakdown of the Mineral Resources and Ore Reserves is available in a supplementary statistics document, provided in the annual report section of the AngloGold website (www.anglogold.com) and may be downloaded as PDF files using Adobe Acrobat Reader. This information is also obtainable from the AngloGold offices at the addresses given on the inside back cover.

AngloGold Limited - Annual financial statements 2003

Mineral Resources and Ore Reserves
Mineral Resources
(1)
(as at 31 December 2003)
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold
Tons
Grade
gold
Mt
g/t
tonnes
Mt
oz/t
Moz
South Africa Measured 103.2 4.26 439.4 113.8 0.124 14.1
Indicated 661.1 4.17 2,754.6 728.7 0.122 88.6
Inferred 263.2 6.48 1,705.8 290.1 0.189 54.8
Total
1,027.5
4.77
4,899.7
1,132.6
0.139
157.5
East & West Africa** Measured 42.4 2.40 101.8 46.7 0.070 3.3
Indicated 123.5 2.50 308.6 136.1 0.073 9.9
Inferred 138.0 1.62 224.0 152.1 0.047 7.2
Total
303.8
2.09
634.3
334.9
0.061
20.4
South America** Measured 29.8 4.41 131.2 32.8 0.129 4.2
Indicated 12.7 6.94 88.1 14.0 0.202 2.8
Inferred 29.0 6.98 202.8 32.0 0.204 6.5
Total
71.5
5.90
422.2
78.8
0.172
13.6
Australia** Measured 63.0 1.36 85.5 69.4 0.040 2.7
Indicated 149.9 1.30 195.1 165.2 0.038 6.3
Inferred 87.2 1.29 112.2 96.1 0.038 3.6
Total
300.1
1.31
392.8
330.8
0.038
12.6
North America** Measured 109.4 1.17 128.1 120.6 0.034 4.1
Indicated 110.8 0.88 97.7 122.1 0.026 3.1
Inferred 38.0 1.05 39.7 41.9 0.031 1.3
Total
258.2
1.03
265.5
284.6
0.030
8.5
Total** Measured 347.7 2.55 885.9 383.3 0.074 28.5
Indicated 1,058.0 3.26 3,444.1 1,166.2 0.095 110.7
Inferred 555.4 4.11 2,284.5 612.2 0.120 73.4
Total
1,961.1
3.37
6,614.5
2,161.7
0.098
212.7
**
Resources attributable to AngloGold.
(1)
Inclusive of the Ore Reserves component.

Directors and executive management

Directors and executive management
Executive directors
R M Godsell (51)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has in excess of 30 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also a past chairman of the World Gold Council.
J G Best (55)
ACIS, ACIMA, MBA
Executive Director: Finance
Jonathan Best was appointed finance director of AngloGold in April 1998. He has had 35 years of service with companies associated with the mining industry.
D L Hodgson (56)
BSc (Mining engineering), BSc (Civil Engineering), BCom,
AMP (Harvard) Chief Operating Officer
Dave Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 30 years of mining experience.
K H Williams (55)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 28 years of service in the gold mining industry. He is chairman of Rand Refinery and a director of the World Gold Council.
Non-executive directors
R P Edey (61)
FCA
Chairman
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.
Dr T J Motlatsi (52)
Hon D Soc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is also chief executive officer of TEBA Limited.
F B Arisman (59)
MSc (Finance)
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from J P Morgan Chase, where he held the position of managing director.
Mrs E Le R Bradley (65)
BSc, MSc
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited, Metair Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is also deputy chairman of the South African Institute of International Affairs.
C B Brayshaw (68)
CA(SA), FCA
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum Corporation, Datatec Ltd and Johnnic Holdings Ltd.
A W Lea (55)
BA (Hons)
Tony Lea was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.
W A Nairn (59)
BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He is group technical director of Anglo American plc.

J Ogilvie Thompson (70)
MA
Julian Ogilvie Thompson was appointed to the AngloGold board in April 1998. He resigned as executive chairman of Anglo American plc in November 2002 and is a non- executive director of both Anglo American Corporation (a wholly-owned
South African subsidiary of Anglo
American plc) and De Beers Consolidated Mines and a director of a number of other companies.
N F Oppenheimer (58)
MA
Nicky Oppenheimer was appointed to the AngloGold board in April 1998 and is a former non-executive chairman of the company. He is chairman of De Beers Consolidated Mines, a non-executive director of Anglo American plc and a director of a number of other companies.
A J Trahar (54)
BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
Alternate directors
D D Barber (51)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002. He is finance director of Anglo American Corporation.
A H Calver (56)
BSc (Hons) Engineering,
MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering Anglo American plc.
P G Whitcutt (38)
BCom(Hons), CA(SA), MBA
Peter Whitcutt was appointed alternate director to Tony Lea in October 2001. He is Head of Finance at Anglo American plc.
Members of the executive committee
R M Godsell (51)
Chief executive officer
J G Best (55)
Executive Director: Finance
D L Hodgson (56)
Chief operating officer
K H Williams (55)
Executive Director: Marketing
Executive officers
R Carvalho Silva (52)
BAcc, BCorp Admin
South America region
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and chief executive officer of AngloGold South America in January 1999. He became an executive officer of AngloGold in February 2000.
R N Duffy (40)
BCom, MBA
Business planning
Richard Duffy joined Anglo American Corporation 17 years ago. He became an executive officer of AngloGold in 1998 and was given the business planning portfolio in November 2000.
S J Lenahan (48) BSoc Sc, MSc
Corporate affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed investor relations executive in 1998 and assumed responsibility for corporate affairs in early 2001.
N F Nicolau (44)
B-Tech (Min.Eng), MBA
South Africa region
Neville Nicolau became the executive officer responsible for AngloGold's South Africa region in November 2001. He has 25 years of mining experience.
N W Unwin (51)
BA
Human resources and information technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999. He relinquished his executive officer responsibilities for AngloGold's Australia region during 2002.
Managing secretary
Ms Y Z Simelane (38)
BA LLB, FILPA, MAP
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund.
AngloGold Limited - Annual financial statements 2003

Directors and executive management

Annual financial statements

40 Directors' approval
Secretary's certificate
41 Report of the independent auditors
42 Corporate governance
62 Remuneration report
67 Directors' report
76 Group income statement
78 Group balance sheet
79 Group cash flow statement
80
Group statement of changes in shareholders' equity
82 Notes to the group financial statements
122 Company financial statements
122 Company income statement
123 Company balance sheet
124 Company cash flow statement
125
Company statement of changes in shareholders' equity
126 Notes to the company financial statements
141
US GAAP condensed consolidated financial statements
141 Introduction
142 Condensed consolidated income statement
143 Condensed consolidated balance sheet
144
Condensed consolidated cash flow statement
145
Condensed reconciliation between IFRS and US GAAP
148
Investment in principal subsidiaries and joint venture interests
149 Glossary of terms
152 Shareholders' information
156 Directorate and administration
Inside Back Cover - Contact information
Annual financial statements contents

Directors' approval
AngloGold Limited - Annual financial statements 2003

The annual financial statements and group annual financial statements for the year ended 31 December 2003 were approved by the board of directors on 11 March 2004 and are signed on its behalf by:
Directors
R P Edey, Chairman
R M Godsell, Chief Executive Officer
J G Best, Executive Director: Finance
C B Brayshaw, Chairman, Audit and Corporate Governance Committee
Managing secretary
Ms Y Z Simelane
Secretary's certificate
In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms Y Z Simelane
Managing Secretary
Johannesburg
11 March 2004

Group financial statements
Report of the independent auditors on the annual financial statements

We have audited the annual financial statements and group annual financial statements of AngloGold Limited set out on pages 42 to 140 and page 148 for the year ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.
Scope
We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement.
An audit includes
·
examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
·
assessing the accounting principles used and significant estimates made by management; and
·
evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
Audit opinion
In our opinion the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2003, and the results of operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg 11 March 2004

AngloGold is committed to the principles and practice of good corporate governance. The King Report on Corporate Governance (2002) (the King Report) and the US Sarbanes-Oxley Act have significantly altered the corporate governance landscape.
Except where otherwise stated, AngloGold's
practices and policies remain in compliance with the values enshrined in the King Report and the directors have complied with the King Report requirements for the entire year under review. The management continues to address particular areas where the company's governance position needs to be aligned to the recommendations contained in this Report.
AngloGold's shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs that are administered by The Bank of New York by means of an American Depositary Receipt programme. Many of the applicable provisions of the Sarbanes-Oxley Act have yet to come into force and management continues to implement the requirements as they arise.
The company continues to pursue excellence in corporate governance practices and achieved the following during the year:
·
AngloGold's Annual Report 2002 received a merit award at the distinguished South African Annual Report Award ceremony, sponsored by amongst others, the JSE Securities Exchange South Africa;
·
AngloGold won the award for Best Investor Relations Website for 2003, and was the runner-up for the Best Overall Investor Relations Company Award, at the Investor Relations Magazine South Africa Conference & Awards 2003;
·
introduced a Nominations Committee, which reports to the AngloGold Board;
·
revised terms of reference for the Audit Committee, placing corporate governance within its ambit and renaming of the committee the Audit and Corporate Governance Committee;
·
attained the highest rank in the Edward Nathan and Friedland (ENF) Sustainability Index 2002;
·
appointed independent auditors PricewaterhouseCoopers
to review the 2003 AngloGold Report to Society;
·
adopted an AngloGold Code of Ethics;
·
adopted a code of ethics for the chief executive
officer, principal financial officer and senior financial officers;
·
provided the mechanisms for the confidential reporting of unethical and/or illegal conduct; and
·
AngloGold, in the interests of transparency and accountability, was the first publicly listed company in South Africa to fully disclose its policy on party political donations. The policy is available from the company website.
The board is presently engaged in a process of determining the policy and procedures for appraising its effectiveness and that of each individual director. This process will be finalised during the course of 2004.
The board of directors
The company has a unitary board structure comprising four executive directors and 10 non-executive directors. Details of each of the directors are available on pages 37 and 38 of this report. The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required.
The board consists of a group of directors which together possesses the necessary knowledge, expertise and experience to contribute meaningfully to the deliberations of the board, and continue to be committed to principles of corporate discipline, accountability, transparency, independence, fairness and social responsibility.
The board charter detailing the composition, powers, authority, responsibilities and procedures of the board, selection criteria for directors, and incorporating key elements of ethical standards for directors, is publicly available from the company website. As required by the Sarbanes-Oxley Act the board has furthermore adopted a code of ethics for the chief executive officer, principal financial officer and senior financial officers. This code will be made available on the company website.
The Remuneration Committee is responsible for evaluating the performance of the chief executive officer and for determining all issues affecting executive remuneration.
The appointment of new directors is a matter for the board as a whole. In accordance with best practice, the
AngloGold Limited - Annual financial statements 2003

Corporate governance

Corporate governance

board's Nominations Committee, chaired by an independent non-executive chairman, has been appointed to assist the board in considering and selecting eligible members to the board.
An agenda, the minutes of the previous meeting and supporting documentation to assist directors in making informed decisions is provided to all board and board committee members prior to meetings being held. Furthermore, all directors have unrestricted access to, and may inspect, all documentation and property held by the company. The directors also have unrestricted access to the managing and company secretaries for advice and information.
Directors attend all board and committee meetings as far as practicable. Meetings are mainly held in the corporate offices in Johannesburg, and where feasible, video and telephone conferencing facilities are provided when directors cannot be present at the venue.
In addition to the four scheduled board meetings held during the year, five special meetings were held. Details of dates and attendance by the directors at the nine board meetings held in 2003 are provided below:

Key
*
=  Special board meeting to discuss the proposed
merger between AngloGold and Ashanti Goldfields Company Limited.
=   Attended meeting either personally or via
conferencing facilities
A =   Absent from meeting, with apologies and leave
having been granted
- =   Not required for the meeting
A special board sub-committee met on 20 March 2003 to approve the company's 2002 20-F filing to the US Securities and Exchange Commission.
A special board sub-committee met on 8 May 2003 to discuss the proposed merger with Ashanti.
The directors
The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre- determined criteria as well as the performance of their respective business units. The performances of the executive directors are considered relative to the prevailing business climate. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company.
Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries, that are terminable at periods of notice exceeding one year and requiring the payment of compensation. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment, and sufficient biographical detail is supplied to shareholders for informed decisions to be made on the re-election of directors.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. Crucially, non- executive directors play an integral part in company activities not just through their membership of the board, but also through their representation
on all board committees where their individual
knowledge and experience contributes to the

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
deliberations of the committees. In addition to executive directors supervising management, management is held accountable to the board committees, as non-executive directors are able to have strategic oversight of management decisions and actions, and to advise on strategy and planning.
Five of the non-executive directors, including the chairman and deputy chairman, are independent as defined in the JSE Securities Exchange Listings Requirements. The board is of the view that the number and calibre of the independent directors serving on it, and their representation on board committees, ensures the company's interests receive impartial views that are separate of management andshareholders. The five independent directors are: Messrs F B Arisman, C B Brayshaw and R P Edey, Dr T J Motlatsi and Mrs E le R Bradley.
The board has approved a fit and proper policy for directors and company secretaries. This policy will be applied to all new appointments of board members and company secretaries.
The roles of chief executive officer and chairman have been separate since 2002 when Russell Edey was appointed board chair and Bobby Godsell retained the chief executive's position.
The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company.
A managing secretary and company secretary advise the board on compliance with procedural and regulatory aspects of a legal nature, and are active in guiding the board on all corporate governance issues.
Policies and procedures are in place to allow directors to seek independent professional advice at the company's expense. This enables the directors and board committees to act independently of management where this is deemed necessary.
Board committees
The company's activities span a wide range of disciplines and activities. Board committees have been established to oversee the development of strategy, ensure its implementation and to report to the board on important issues facing the company. The committees play a vital role in enhancing the effectiveness of the board and assist the board in discharging its duties and responsibilities. The committees comprise members of the board, are chaired (in the main) by a non-executive director, and meet a number of times each year. Each committee fulfils a specific mandate entrusted to it by the board and has written terms of reference governing its particular sphere of activity, membership requirements and reporting procedures, together with details of its powers, rights and obligations. Members of each committee are chosen having regard to each member's knowledge, experience and ability to provide a meaningful contribution to the committee's particular mandate. Management, who attend the meetings by invitation, report to the committees on their activities, and important issues requiring a decision are raised with the members of the committees. An agenda, supporting documentation and full justification for decisions required are provided prior to each committee meeting. Minutes of each committee meeting are circulated to members and the board. The chairman of each committee prepares reports for each board meeting detailing the committee's activities for the preceding period and, where necessary, attends the annual general meeting to answer any questions raised by shareholders.
The remuneration of board committee members is determined by the board. At present, the chairman of a board committee receives R50,000 per annum, and members receive R30,000 each per annum. Executive directors receive no remuneration for membership of board committees.
A description of each board committee is provided below.
Executive Committee
Members: R M Godsell (Chairman), J G Best, D L Hodgson, and K H Williams
The Executive Committee comprises the four executive directors, and is chaired by the chief executive officer. The committee meets on a weekly basis with a mandate to review operational activities and the performance of the group, develop strategy and policy proposals for consideration by the board, and implement board directives.
The Operations Committee has been established as a sub-committee of the Executive Committee to assist in the execution of certain of its duties and responsibilities. The Operations Committee is chaired by the chief operating officer, meets on a regular basis, and comprises the executive officers in charge of each of the

Corporate governance

operational regions, together with the executive officers for human resources, corporate affairs, business planning, and designated senior managers appointed by the Executive Committee. The purpose of the sub- committee is to oversee and monitor the performance of the operational activities, implement the strategic objectives of the company, and to report to the Executive Committee on important areas of concern.
Audit and Corporate Governance Committee
Members: C B Brayshaw (Chairman), F B Arisman Mrs E le R Bradley and R P Edey
In accordance with best practice the terms of reference for this committee were amended during the year to incorporate the corporate governance discipline within the committee's mandate. The committee comprises only independent non-executive directors and its mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues. The committee meets at least five times a year.
On 30 July 2003, Peter Whitcutt, who had been a member of this committee, resigned, and Frank Arisman was appointed in his stead.
The board has determined that the board chairman possesses skills and experience necessary to contribute meaningfully to the committee's deliberations as a member rather than an invitee. The board also considers it unnecessary for the chief executive to be a member of the committee and that he should rather attend meetings by invitation only.
To assist the committee in discharging its responsibilities, internal audits are performed at all of the operating units of the company under the auspices and direction of the group internal audit manager. Teams of suitable, qualified and experienced employees perform the internal audits. The committee has approved an Internal Audit Charter that governs the activities, powers and duties of the internal audit function, and this charter is reviewed annually. The primary mandate of the group's internal auditors is to provide an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. This is done by a systematic, disciplined approach to review, evaluate and improve the effectiveness of risk management, internal control and governance processes. This process would bring material deficiencies, instances of non-compliance, high-
risk exposure and development needs to the attention of the group internal audit manager and operational management for resolution. The board has obtained assurance from management, the internal auditors and the external auditors, that there have been no significant breakdowns in internal control systems during the year.
The committee is responsible for the appointment and removal of the group internal audit manager. This committee and the executive committee consider it unnecessary for the group internal audit manager to report administratively to the chief executive officer, and has determined that she report administratively to the finance director and functionally to the committee. The internal audit manager has unrestricted access to the chief executive, the board chairman and the chairman of the committee, and is invited to attend and report on her department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members and the direct and regular reporting to the committee, together with her calibre and integrity, enables her to discharge her duties as required by law and in fulfilment of her obligations to the company.
The committee has access to all records of the internal audit team. The group's external audit partner has unrestricted access to the chairman of the committee and, where necessary, to the chairman of the board and chief executive officer. Important findings arising from audit procedures are brought to the attention of the committee and reported to the board.
The committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition, the committee set the principles for recommending the use of the external auditors for non- audit services. The committee approves all external consulting services and other charges levied by the external auditors.
The committee met five times during 2003, with the external audit partner, the group's internal audit manager and the corporate accounting manager, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
All committee members attended these meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated below:
Date of meeting
Apologies tendered
24 January 2003 -
20 February 2003 Mrs E le R Bradley
25 April 2003 -
25 July 2003 -
24 October 2003 Mrs E le R Bradley
A sub-committee met on 20 March 2003 to review the company's annual report on Form 20-F prior to approval by the board and subsequent submission to the SEC.
Employment Equity and Development
Committee
Members: Dr T J Motlatsi (Chairman), F B Arisman,
R M Godsell, D L Hodgson and W A Nairn
The committee met on four occasions during the year, chaired by the board deputy chairman. It comprises three non-executive directors, as well as the chief executive and chief operating officers. The purpose of the committee is to facilitate the development of opportunities in the company for all employees and to encourage employees to achieve their optimal levels of career development in the company, with due recognition being given to the diversity of the society in which the company operates.
All members attended the meetings, either personally or through the provision of teleconferencing facilities, except where specifically mentioned below:
Date of meeting
Apologies tendered
24 January 2003 -
16 April 2003 -
29 July 2003 W A Nairn
22 October 2003 R M Godsell
Investment Committee
Members: R P Edey (Chairman), J G Best,
Mrs E le R Bradley, A W Lea, W A Nairn and
K H Williams
Chaired by a non-executive director, the committee is composed of four non-executive directors, as well as the executive directors for finance and marketing, and meets as and when required. The mandate of the committee is to assess and evaluate capital projects, and ensure that investments, disinvestments and financing proposals are in accordance with the company's primary objective of creating wealth for its shareholders on a sustainable long-term basis.
Four meetings were held during 2003. All members attended the meetings, either personally or through the provision of teleconferencing facilities, except where specifically mentioned below:
Date of meeting
Apologies tendered
27 January 2003 -
22 April 2003 Mrs E le R Bradley
29 July 2003 W A Nairn
23 October 2003 Mrs E le R Bradley
Market Development Committee
Members: Mrs E le R Bradley (Chairman), F B Arisman,
R M Godsell, Dr T J Motlatsi and K H Williams
AngloGold is committed both to the production of gold and the development of the market for gold itself. To this end this committee has been established to extend the influence of AngloGold as a major global gold company, in the development of a broader gold business, both nationally and internationally. Victor Fung, who had been a member of this committee, did not stand for re-election to the board and accordingly, ceased to be a member of the board after 30 April 2003. The committee, which met twice during the year, is composed of three non-executive directors, the chief executive officer and the executive director for marketing. All members attended the meetings, either personally or through the provision of teleconferencing facilities, except where specifically mentioned below:
Date of meeting
Apologies tendered
29 January 2003 Dr V K Fung
29 July 2003 Dr T J Motlatsi
Nominations Committee
Members: R P Edey (Chairman), F B Arisman,
Mrs E le R Bradley, C B Brayshaw, Dr T J Motlatsi
and A J Trahar
The committee was established during the year and has yet to meet. It is chaired by the board chairman, and is composed solely of non-executive directors, the majority of whom are independent directors as defined in the JSE Listings Requirements. The mandate of the committee is to assist the board in determining the criteria for new appointments to the board, to select and advise the board on eligible candidates, and to put in place succession plans particularly for the chairman of the board and the chief executive officer.

Corporate governance

Remuneration Committee
Members: R P Edey (Chairman), C B Brayshaw,
N F Oppenheimer, J Ogilvie Thompson and A J Trahar
The Remuneration Committee, which comprises exclusively non-executive directors, is primarily responsible for approving the remuneration policies of the company. Further details of this committee are available in the Remuneration Report. Colin Brayshaw was appointed as a member of the committee on 30 July 2003.
The committee meets as and when required, with a minimum of one meeting per annum. Three meetings of the committee were held during 2003. All members attended the meetings, either personally or through the provision of teleconferencing facilities.
Date of meeting
Apologies tendered
27 January 2003 -
29 April 2003 -
30 July 2003 -
Safety, Health and Sustainable
Development Committee
Members: W A Nairn (Chairman), R M Godsell
and Dr T J Motlatsi
The committee's brief is to evaluate the social, economic, environmental and health impacts of the company's operations on both local and global communities. One of the primary objectives of this committee is the elimination of all work-related accidents. The committee conducts on-site inspections in regard to matters of serious concern.
The committee, which comprises two non-executive directors and the chief executive officer, met on four occasions during 2003. All members attended the meetings, either personally or through the provision of teleconferencing facilities, except where specifically mentioned below:
Date of meeting
Apologies tendered
24 January 2003 -
16 April 2003 -
25 July 2003 R M Godsell
22 October 2003 R M Godsell
Other committees
In addition to the board committees, other committees have been established to oversee the effective day-to-day management of the company. These committees meet on a regular basis and are detailed below:
The Treasury Committee meets on a monthly basis and is chaired by a non-executive director, and comprises key officers in the finance and marketing disciplines. The committee is tasked with discussing and valuating market conditions, treasury operations and future hedging strategies. The members of this committee are:
CB Brayshaw (Chairman)  -    Non-executive
Director
J G Best -    Executive Director,
Finance
S Cassim -    East and West Africa
Region, Financial Manager
R N Duffy -    Executive Officer,
Business Planning
Ms D Earp
-    Manager, Corporate
Accounting
R P H Hayes
-    Manager, Treasury
Ms H H Hickey
-    Manager, Group Internal
Audit
Ms C A Hoad
-    Manager, Risk
M P Lynam -    Treasurer
K H Williams -    Executive Director,
Marketing
The Finance Committee, chaired by the executive director for finance, meets on a regular basis, and comprises key officers in the finance, marketing and legal disciplines. The committee has responsibility for strategy and monitoring of all financial and administrative aspects of the company.
The committee's membership is as follows: J G Best (Chairman)
-    Executive director,
Finance
S Barua -
Legal compliance Manager
R C Croll -
Manager, mining valuations
PJ G Dennison -    Manager, mergers and
acquisitions
R N Duffy -    Executive officer,
Business planning
Ms D Earp -    Manager, Corporate
accounting
Ms H H Hickey -    Manager, Group internal
audit
S J Lenahan -    Executive officer,
Corporate affairs
M P Lynam -    Treasurer
O C Murphy -    Manager, Corporate
taxation
Ms Y Z Simelane - Managing secretary

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
Company secretarial function
The company secretarial function consists of both a managing secretary and a company secretary. The managing secretary bears overall responsibility for the company secretarial function. Appointment and removal of the managing secretary and company secretary are matters for the board.
The managing secretary and company secretary advise the directors, both collectively and individually, on compliance with procedural and regulatory aspects of a legal nature, ensuring awareness of applicable laws and regulations, guiding the board on all corporate governance and ethical issues, as well as advising the directors on their rights, duties and powers. The in-house legal department reports to the managing secretary and assists the company secretarial function should any questions or issues arise. In addition, the company secretarial function has access to a legal counsel who reports to the managing secretary on all compliance and corporate governance issues affecting the company. The company secretarial function also plays a crucial role in the induction of new directors.
Policies and procedures affecting directors and the board as a whole are developed by the company secretarial function in consultation with the Executive Committee, prior to submission and approval by the board. During the year, policies and procedures were developed for directors and the board including directors' rights to seek independent professional advice, the induction of new directors, and the development of fit and proper standards for the appointment of directors. Terms of reference of the various board committees are either developed by, or in consultation with, the company secretarial function, prior to submission to the board for formal approval.
Together with the investor relations department, the company secretarial function also provides a direct communications link with investors, and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, also provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed.
The managing secretary and company secretary are also responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. Directors and officers report dealing in shares of the company to the company secretarial function who in turn report the dealings to the board. The managing secretary and company secretary are also required to ensure that minutes of all shareholders', board and board committees' meetings are properly recorded in accordance with the South African Companies Act of 1973.
Management
Although the board bears overall responsibility for the company, management (together with the executive directors) is the custodian and administrator of the day- to-day performance of the company. Management therefore plays a significant role in the corporate governance of the company. The executive directors are the board functionaries who assume control and guide the activities and actions of management. Management also reports to the various board committees and receives direction and guidance on issues of strategy and planning from such committees.
Those chosen to assume managerial positions are appointed on the basis of their qualifications, experience and ability to contribute meaningfully to the company's best interests. Integrity and honesty are qualities expected of management, as this is central to the practice of good corporate governance.
Management has engaged, and is engaging in an extensive review of its current practices and is satisfied that it complies with its corporate governance obligations. A multi-disciplinary Disclosures Committee has been established by management to review and monitor company practices and obligations, and to ensure appropriate, effective and timely disclosures are made to the various regulatory bodies.
Succession planning
AngloGold recognises that it is in its best interests, and those of its stakeholders, to ensure that it continues to operate and function effectively, with minimal disruption, should key personnel resign or retire. Competent, credible and appropriately qualified candidates are selected and groomed to take over key positions in the event of a vacancy arising in senior managerial positions. A talent management programme is in place to harness, nurture and maximise the potential of promising employees. The Nominations Committee is briefed inter alia to put in place plans for the succession of the chairman of the board and the chief executive officer.
Corporate governance guidelines
AngloGold's Corporate Governance Guidelines are available from the company website. These guidelines include the board charter, business principles, code of ethics for the chief executive officer and financial officers,

Corporate governance

board committees' terms of reference, and other policies of the company.
Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold group at the end of the financial year, and the results of operations and cash flow for the year, in conformity with generally accepted accounting practice and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in US Dollars and SA Rands on pages 42 to 140, the group has complied with South African Statements of Generally Accepted Accounting Practice (SA GAAP) and International Financial Reporting Standards (IFRS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2003, and the results of their operations and cash flow information for the year then ended.
The directors have reviewed the group's business plan and cash flow forecast for the year to 31 December 2004. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that AngloGold is a going concern and have continued to adopt the going-concern basis in preparing the financial statements.
The external auditors, Ernst & Young, are responsible for independently auditing and reporting on the financial statements in conformity with Generally Accepted Auditing Standards, IFRS and the Companies Act. Their unqualified report on these financial statements appears on page 41.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements (Form 20-F) in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the Form 20-F will also be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on the back cover of this report. In compliance with the requirements of the NYSE, a condensed consolidated income statement, balance sheet, statement of cash flows and brief financial notes based on US GAAP are included on pages 141 to 144 in this report. A condensed reconciliation between IFRS and US GAAP is supplied as supplementary information (pages 145 to 147).
In terms of the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control, and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.
Risk management and internal control
The board has ultimate responsibility for the total risk management process within the group. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are communicated to all relevant employees.
Corporate governance is viewed as a strategic response to pursuing opportunities in a manner that is balanced by taking prudent risks, appropriately mitigated in exchange for measurable rewards. A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the King Report 2002 and the Sarbanes- Oxley Act are complied with timeously.
The management of risk encompasses all significant business risks, including operational and financial risk, which could undermine the achievement of business

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
objectives. The board has approved the level of acceptable risk and required that operations manage and report in terms thereof. Issues and circumstances, which could give rise to material adverse reputation considerations, are also considered to be unacceptable risk.
There is clear accountability for risk management. The requisite risk and control capability is assured through board control and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on control management. Continual monitoring of risk and control processes, across significant risk areas, provides the basis for regular and exceptional reporting to the Audit and Corporate Governance and Executive committees. In the event of failure or disaster, continuity plans are in place with regard to critical processes.
For key risk areas, group risk owners have been appointed and board policies issued. The risk assessment and reporting criteria are designed to provide the board with a consistent, group-wide perspective of the key risks. The system of internal control, which is embedded in all key operations, provides reasonable assurance, rather than absolute assurance, that the group's business objectives will be achieved within the levels of risk tolerance defined by the board.
Regular management reports, which provide a balanced assessment of key risks, are an important component of board assurance. Additional sources include assertions by divisional heads as well as board committees established to focus on specific risks such as safety, health and sustainability, and capital investment. The board also receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.
The company has a sound system of internal control, based on the group's policies and guidelines, in all material associates and joint ventures. Where this is not possible, the directors, who represent AngloGold's interests on the boards of these entities, seek assurance that significant risks are being managed.
In conducting its annual review of the effectiveness of risk management in terms of the Turnbull requirements of the Combined Code - Principles of Good Corporate Governance and Code of Best Practice in the United Kingdom, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. In addition, business unit heads and corporate risk owners are required to sign off abbreviated certificates confirming their understanding of their responsibility for internal controls. They are also required to certify that their disclosure in relation to their internal controls is transparent and that there are no untrue statements or omissions in their reporting process.
During the course of the year the board considered the group's responsiveness to changes within its business environment, and systems of control. The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group.
Risk factors
This section describes some of the risks that could materially affect AngloGold. Additional risk factors not presently known to AngloGold or that AngloGold currently deems immaterial may also impair the business operations of AngloGold.
The risk factors set forth in this document have been organised into two categories:
- risks related to the gold mining industry generally; and
- risks related to AngloGold's operations.
Risks related to the gold mining industry
generally
The profitability of AngloGold's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely, as a result of numerous factors beyond AngloGold's control, including:
- speculative positions taken by investors or traders in
gold;
- changes in the demand for gold use in jewellery, for
industrial uses and for investment;
- changes in the supply of gold from production,
disinvestment, scrap and hedging;

Corporate governance

- financial market expectations regarding the rate of
inflation;
- the strength of the US Dollar (the currency in which the
gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks;
- gold sales by gold producers in forward transactions;
- global or regional political or economic events; and
- costs of gold production in major gold-producing
nations, such as South Africa, the United States and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above- ground stocks of the metal in comparison to other commodities, these factors typically do not affect the price in the same manner or degree as the supply of and demand for other commodities tend to affect their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in US Dollars, for gold per ounce, on the London Bullion Market:
Year
High
Low Average
1994 396 370 384
1995 396 372 384
1996 415 367 388
1997 367 283 331
1998 314 273 287
1999 340 252 278
2000 317 262 279
2001 298 253 271
2002 347 278 310
2003 417 320 364
*
Source of Data: Metals Week, Reuters and London Bullion
Market Association.
On 27 February 2004, the afternoon fixing price of gold on the London Bullion Market was US$395.85/oz.
AngloGold's current average total cash costs and total production costs are significantly below prevailing market prices. If revenue from gold sales falls below the cost of production for an extended period, AngloGold may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves. The current price of gold is significantly in excess of AngloGold's total cost of production.
AngloGold's use of hedging instruments to protect against low gold prices and exchange rate movements may prevent it from realising all potential gains resulting from subsequent gold price increases in the future.
AngloGold currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect its revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold from realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and any subsequent favourable exchange rate movements.
As at 31 December 2003, AngloGold's hedge book had a net delta of 8.6Moz and negative marked-to-market valuations of $663.7 million, including AngloGold's and Ashanti's respective 50% interests in the $154.9 million negative marked-to-market value of the Geita hedge book.
If the negative marked-to-market value of the Geita hedgebook exceeds a specified level, AngloGold will not be able to receive any cash from the Geita joint venture.
The Geita Joint Venture also engages in hedging transactions with respect to production from the Geita mine. This hedging is carried out on a margin-free basis. However, if at any time the aggregate respective marked-to-market value of the Geita hedge book exceeds $167.38 million (negative), AngloGold will be restricted from receiving cash from the joint venture until the marked-to-market negative value reduces below that threshold. The hedging arrangements also provide for events of default and termination that could result in early close-outs or a

AngloGold Limited - Annual financial statements 2003

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(continued)
default of Geita's $66.25 million project finance facility. The threshold of $167.38 million will increase during the life of the Geita project finance facility as principal repayments under the facility are made and additional coverage becomes available under AngloGold's political risk insurance.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
-  establish Mineral Resources and Ore Reserves
through drilling, and metallurgical and other testing techniques;
-  determine metal content and metallurgical recovery
processes to extract metal from the ore; and
-  construct, renovate or expand mining and process
facilities.
Once gold mineralisation is discovered it can take several years to determine whether Mineral Resources and Ore Reserves exist. During this time the economic feasibility of production may change.
AngloGold considers from time to time the acquisition of Mineral Resources, Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from its estimates and assumptions. In addition, there is intense competition for attractive properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold may not result in the expansion or replacement of current production with new Ore Reserves or operations. This could adversely affect its ongoing business and financial position.
Development risks. AngloGold's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.
AngloGold's decision to develop a mineral property is typically based, in the case of an extension or in the case of a new development, on the results of a feasibility study. Feasibility studies derive estimates of expected or anticipated project economic returns. These estimates are based on assumptions about:
-  future gold and other metal prices;
-  anticipated tonnage, grades and metallurgical
characteristics of ore to be mined and processed;
-  anticipated recovery rates of gold and other metals
from the ore;
-  anticipated capital expenditure and cash operating
costs; and
-  the anticipated return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above:
·
the timing and cost, which can be considerable, of the construction of mining and processing facilities;
·
the availability and cost of skilled labour, power, water and transportation facilities;
·
the availability and cost of appropriate smelting and refining arrangements;
·
the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
·
the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start- up. In addition, delays in the commencement of mineral

Corporate governance

production could occur. Accordingly, AngloGold's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore Reserve estimation risks. AngloGold's Ore Reserves described in this document are the best estimates of AngloGold's current management as of the dates stated and are reported in accordance with the requirements of the United States' Securities Exchange Commission's Industry Guide 7. In Australia and South Africa, AngloGold is legally required to publicly report Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC Code).
AngloGold undertakes annual revisions to their respective Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life-of-mine plans and consequently the total value of AngloGold's mining asset base. As a result, this in turn could have a negative impact upon the market price of ADSs and shares.
Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
- environmental hazards, including discharge of metals,
pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labour disputes;
- unexpected geological formations;
- unanticipated ground and water conditions;
- fall of ground accidents;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such
restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement
weather conditions.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold's operations could be affected and, if such effect were material, its financial position could be adversely affected to a significant extent.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold uses sophisticated seismic and rock mechanics technologies. AngloGold has had some success with these technologies in identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies, and mining methods to ameliorate seismic risk. Despite these programmes and their success to date, seismic events have in the past and may in the future cause employee injury and death, and may cause substantial damage to
AngloGold's operations both within South Africa and elsewhere, which could have an adverse impact on the future results of its operations and, consequently, its financial condition.
Gold mining operations are subject to extensive safety and health laws and regulations.
Gold mining operations are subject to a variety of mine safety and health laws and regulations, depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and protect the safety and health of employees.
In complying with the mine safety and health laws and regulations to which its operations are subject, AngloGold has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance. AngloGold intends to implement such systems and policies, where required, across Ashanti's operations since the countries in which Ashanti operates do not currently have fully developed systems of safety and health laws and regulations.

AngloGold Limited - Annual financial statements 2003

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(continued)
If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold's financial position.
Gold mining companies are subject to extensive environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on the ability of gold producers' ability to conduct their operations. The cost of AngloGold's compliance with environmental laws and regulations has been significant in the past.
Pursuant to environmental laws and regulations, gold mining companies are also obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. AngloGold currently expenses rehabilitation costs as incurred and provides for the anticipated costs of compliance on a unit of production basis over the operating life of the mine. Other environmental liabilities are accrued when they are known, probable and can be reasonably estimated.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position. For a discussion of the estimated cost of the future environmental rehabilitation obligations with respect thereto, see Note 29 "Provisions: Environmental Rehabilitation Obligations" of AngloGold's consolidated audited financial statements. Additionally, for a discussion of the effects of the Mineral and Petroleum Resources Development Act with respect to the additional responsibilities imposed on mining companies in South Africa in respect of the environment and rehabilitation, see "Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on its financial position" below.
Risks related to AngloGold's operations
AngloGold faces many risks related to its operations that may affect its cash flows and overall profitability.
There is a risk that the merger with Ashanti may not be implemented
The merger of AngloGold with Ashanti is subject to a number of conditions including the approval by the requisite majority of Ashanti shareholders of the Ghanaian Scheme of Arrangement and the relevant special resolution proposed at Ashanti's extraordinary general meeting, the confirmation of the scheme by the High Court of Ghana, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since 31 December 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the transaction agreement). If the conditions to the merger are not satisfied or, if permissible, waived on or before 31 May 2004 or such later day as may be agreed by AngloGold or Ashanti, AngloGold and Ashanti may terminate the transaction agreement, in which case the scheme of arrangement will not become effective and the merger will not be completed. AngloGold and Ashanti are not obliged to extend the period for the satisfaction or, if permissible, waiver of the conditions to the merger beyond 31 May 2004. Should the merger not be completed, the anticipated benefits of the merger will not be realised. At this stage there is no guarantee that the conditions to the merger will be satisfied and that the merger will be completed.
Foreign exchange fluctuations could have a material impact on AngloGold's operating results and financial position.
Since June 2002, the weakening of the US Dollar against the South African Rand, and, to a lesser extent, the Brazilian Real, the Argentinean Peso and the Australian Dollar has had a negative effect on AngloGold's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the US Dollar had a significant positive effect on the profitability of its operations. Typically, revenues are derived in US Dollars and production costs are largely incurred in the relevant local currency. In 2003 and 2002, AngloGold derived approximately 77% and 73%, respectively, of its revenues from these countries and approximately 79% and 74%, respectively, of production costs in these local currencies. In 2003, the weakening of the US Dollar against these local currencies accounted for nearly $47/oz, or 69% of the total increase in total cash costs compared with a decrease in 2002 of $24/oz. In addition,

Corporate governance

production costs in South African Rands, Brazilian Reals, Argentinean Pesos and Australian Dollars were only modestly offset by the effect of exchange rate movements on the price of imports denominated in US Dollars, as imported products comprise a small proportion of production costs in each of these countries. AngloGold's product, gold, is principally a US Dollar-priced commodity, and most of its revenues are realised in US Dollars. The weakening of the US Dollar, without a corresponding increase in the US Dollar price of gold against these local currencies results in lower revenues and higher production costs in US Dollar terms. Conversely, the strengthening of the US Dollar, without a corresponding decrease in the US Dollar price of gold, against these local currencies yields significantly higher revenues and lower production costs in US Dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold's operating results. For example, due to the strengthening of the South African Rand against the US Dollar, production costs at AngloGold's South African
operations increased in US Dollar terms during the second half of 2002 compared to the first half. This trend continued in 2003 due to the continued weakening of the US Dollar relative to currencies in many of the countries in which AngloGold operates. These impacts have been partially offset in 2003 by the increase in the US Dollar price of gold, which increase has been partially a function of US Dollar weakness.
To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold's revenues are denominated in South African Rand and Australian Dollars, which may partially offset the effect of the US Dollar's strength or weakness on AngloGold's profitability.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold's funds are held in local currencies, such as the South African Rand and Australian Dollar. The US Dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect AngloGold's overall financial position.
Inflation may have a negative impact
on AngloGold's results of operations.
Most of AngloGold's operations are located in countries that have historically experienced high rates of inflation. AngloGold's operations have not been materially adversely affected by inflation in recent years. However, because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher inflation in the future in the countries in which AngloGold operates, result in a consequent increase in operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the US Dollar or an increase in the US Dollar price of gold. This could have a material adverse effect upon the results of AngloGold's operations and financial condition.
While none of its specific operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued, or reduced and rationalised at higher cost mines.
Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on its financial position.
AngloGold's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of
AngloGold's mineral reserves and deposits are located in South Africa.
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which had been passed by Parliament in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be in May 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation from South Africa. AngloGold owns substantially all the mineral rights for which it holds mining authorisations.
The MPRDA vests custodianship of South Africa's mineral resources in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.
Where AngloGold holds mineral rights and mining authorisations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able within five years from the date of effectiveness

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
of the MPRDA to submit the old rights and authorisations for conversion to new mining rights. AngloGold will need to submit a mining work programme and thereby to substantiate the area and period of the new rights, and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work programme must be submitted. Where AngloGold holds unused rights, however, it will have one year to apply for new prospecting rights or mining rights, the requirements which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.
Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programme submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.
The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work programme.
New Royalty Bill
- The new rights will be subject to a State royalty
calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment, and which proposes a royalty payment of 3% of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based rather than a revenue-based royalty and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On 18 February 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance announced several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MRPDA and confirmation of the South African Government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The proposed royalty will have an adverse impact upon AngloGold's profitability as currently no royalty is payable.
- The MPRDA calls for a Charter to be developed by the
Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:
-
expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
-
expansion of the skills base of such persons;
-
promotion of employment and advancement of the social and economic welfare of mining communities; and
-
promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.
The Charter requires that each mining company achieve 15% ownership by historically disadvantaged South Africans of its South African mining assets within five years

Corporate governance

and 26% ownership within ten years. It contemplates that this will be achieved by, amongst other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller-willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40% participation by historically disadvantaged persons in management and 10% participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a scorecard approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African government in February 2003.
AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.
AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the 12 months ended 30 September 2003, these transactions transfer 22.4% of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when it submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.
AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. The performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance regarding to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject AngloGold to negative consequences.
AngloGold may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing financing of R100 billion during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able successfully to acquire new rights on reasonable terms.
The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold's compliance costs and accruals for environmental remediation following the proposed merger with Ashanti, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold's financial condition or results of operations.
A majority of AngloGold's mineral reserves and
deposits and mining operations are located in
countries that face political and economic risks.
The mineral deposits and mining operations of AngloGold are located mainly in Africa and, to a lesser extent, South American countries. Countries in these regions, to a greater or lesser extent, have experienced political instability and economic uncertainty in the past. More recently, certain of the countries in which AngloGold operates and in particular South Africa, have achieved greater political and economic stability. Nevertheless, in

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
some of the countries where AngloGold operates, government policy may be unpredictable, and the institutions of government and market economy may be unstable and subject to rapid and unpredictable change.
Any existing and new mining operations and projects carried out by AngloGold in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold could not obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.
In South Africa, on 18 February 2004, in the Budget Speech for the 2004 fiscal year, the Minister of Finance announced that due to the new regulatory system for the mining rights in terms of the MRPDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to reassess holistically the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from Secondary Tax on Companies in terms of South Africa's income tax regime. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from Secondary Tax on Companies for gold mines despite the existence of profit. The impact of these proposed reviews is unknown at this stage and any material adverse change arising from there could have an adverse impact upon the financial position of AngloGold.
In certain circumstances, AngloGold will be required to seek the consent of regulators and other governmental authorities before it can undertake significant transactions, such as disposals of assets. It may not be able to obtain these consents expeditiously or at all.
Labour disruptions in South Africa and other
countries could have an adverse effect on
AngloGold's operating results and financial condition.
As at 31 December 2003, approximately 87% (2002: 88%) of AngloGold's workforce was located in South Africa.
More than 75% of the workforce on its South African operations is unionised, with the National Union of
Mineworkers (NUM) representing the majority of unionised workers. AngloGold's employees in some South American countries are also highly unionised. In the past, trade unions have had a significant impact on AngloGold's collective bargaining process, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then AngloGold and the industry have not experienced any work stoppages due to wage negotiations. It has become practice to negotiate wages and conditions of employment with the unions every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from 1 July 2003 to 30 June 2005. Furthermore, AngloGold has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.
It is uncertain whether labour disruptions will be used to advocate labour, political or social causes in the future.
Should any labour disruptions occur, if
material,
they could have an adverse effect
on AngloGold's results of operations and financial condition.
AngloGold faces certain risks in dealing with HIV/AIDS which may have an adverse effect on its operations.
AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) remain the major health care challenges faced by AngloGold's South African operations. A significant portion, approximately 30%, of its South African workforce is believed to be infected with the HI virus. AngloGold is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. On 14 November 2002, it announced that it had begun implementing a monitored pilot anti-retroviral therapy programme for volunteer employees in South Africa who are infected with HIV. The pilot programme involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients (being AngloGold employees) that met the medical eligibility criteria for starting treatment. From April 2003, it commenced a roll-out of the treatment to all eligible employees desiring it.
At this stage, the drug cocktail alone costs approximately $70 per participating employee per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee

Corporate governance

participation. Based on its estimates, AngloGold believes that the cost of managing and treating the impact of the HIV/AIDS epidemic would be significantly lower than the cost of ignoring it and failing to take measures to manage and treat it.
AngloGold does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently, its operations and profitability could be adversely affected.
The occurrence of events for which AngloGold is not insured or for which its insurance is inadequate may affect its cash flows and overall profitability.
AngloGold maintains insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold's insurance does not cover all potential risks associated with its business. In addition, AngloGold may elect not to insure for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold may not be able to obtain insurance coverage at acceptable premiums. AngloGold has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold. The occurrence of events for which it is not insured may adversely affect AngloGold's cash flows and overall profitability.
Insider trading
AngloGold does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Key employees trading in company shares are required to notify and obtain the necessary consent from the company secretarial function which determines whether such trading is permissible. A list of persons regarded as key employees for this purpose has been approved by the board and is revised from time to time. Directors wishing to trade in the company shares are required to notify and obtain the necessary consent from the chairman of the Remuneration Committee, or his or her deputy. The chairman of the Remuneration Committee, or his deputy, consults with the managing secretary to determine if the trading is permissible. Closed periods are operated prior to the publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also operative during periods where major transactions are being negotiated and a public announcement is imminent.
Employee participation
The company has in place a variety of strategies and structures, designed to promote employee participation. These strategies and structures are further developed and adapted from time to time to meet variations in operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.
Employment equity and development
In October 2003, AngloGold submitted its third annual employment equity report to the Department of Labour on progress made with the implementation of the company's employment equity plan in respect of its South African operations. The 2003 report indicates that continued progress has been made year-on-year, most notably in the category of technicians and associated professionals, where the percentage of designated employees has increased from 27% to 30%.
The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the charter. Four strategic issues have been identified to enable the company to meet the employment equity objectives:
·
accelerating progress towards achieving targets;
·
retention of talented employees;
·
facilitating the employment of women, and
·
improving communication with all employees regarding issues concerning employment equity.
Measures are being implemented to address these issues. The following is a summary of the 2003 report as required by section 22(1) of the Employment Equity Act of 1998.

AngloGold Limited - Annual financial statements 2003

Corporate governance
(continued)
Communication
AngloGold subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. The company regularly enters into dialogue with institutional and private investors on the basis of the guidelines of promptness, relevance, transparency and substance over form, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished and price- sensitive information by the company and its directors and officers. In addition to the facilities offered by the corporate secretarial function and the company's share registrars, AngloGold has established an investor relations and communications programme in South Africa, Europe, Asia, the United States and Australia, to maintain contact with members of the investing communities and the media around the world.
The company encourages shareholders to attend its general meetings, which provide opportunities for shareholders to ask questions of the board, including the chairmen of the various standing committees of the board, or their representatives.
International media and investor briefings, which include telephonic and web-based conference calls, are held when the company's results are announced at quarterly intervals and when events require disclosure and discussion. The company also has a website containing up-to-date information.
Copies of all corporate presentations are posted onto the company's website. In addition, shareholders are informed at the meeting of the results of voting, in person and by proxy, in respect of all ordinary and special resolutions proposed under special business at the meeting.
Executive directors also hold face-to-face meetings with the company's institutional shareholders around the world during the year to discuss company performance and the proposed merger between AngloGold and Ashanti.
Equally high value is placed on the process of internal communication to all employees at the company's corporate office and operating units.
Employment Equity Report
2003
2002
Total
%
Total
%
Occupational
Black
White
Black
White
desig-
desig-
Black
White
Black
White
desig-
desig-
categories
Total
males
males femalesfemales
nated
nated
Total
males
males femalesfemales
nated
nated
Legislators, senior officials
and managers
158
8
142
1
7
16
10
149 6 136 1 6 13 9
Professionals
909
77
747
9
76
162
18
881 62 739 10 70 142 16
Technicians and associate
professionals
1,697
321
1,196
14
166
501
30
1,640 290 1,192 12 146 448 27
Clerks
1,218
684
220
89
225
998
82
1,165 662 192 80 231 973 84
Craft and related trades
workers
3,583
1,629
1,733
48
173
1,850
52
3,523 1,553 1,768 37 165 1,755 50
Plant & machine operators
and assemblers
5,458
5,187
81
135
55
5,377
99
5,313 5,085 60 120 48 5,253 99

Elementary
occupations

26,142 25,642
132
364
4
26,010
99
26,149 25,830 80 236 3   26,069 100
Total permanent
39,165 33,548
4251
660
706 34,914
89
38,820 33,488 4,167 496 669  34,653 89
Non-permanent
employees
7,996
7,085
730
155
26
7,266
91
6,414 5,691 687 32 4 5,727 89
Total
47,161 40,633
4,981
815
732 42,180
89
45,234 39,179 4,854 528 673  40,380 89
The category Blacks includes Coloureds and Indians. Included in the above are 556 people with disabilities. The above employee numbers are as at 1 August 2003 and exclude AngloGold Health Services as they submit a separate report to the Department of Labour.

Corporate governance

Sustainable development
AngloGold continues to be committed to sustainable development in all the regions in which it operates. An innovation is that the company's 2003 Report to Society is published as a web-based document simultaneously with this report. It can be accessed from the home page of the company's website and is designed to enable easy access to the reader's particular area of interest, either in terms of geographical area or discipline. Also, for the first time, key aspects of this report have been reviewed by independent auditors,PricewaterhouseCoopers.
During the year the company participated in the inaugural JSE Socially Responsible Investment Index. AngloGold welcomes the initiative shown by the JSE and awaits the publication of its index during the first half of 2004.
For the second year in a row AngloGold participated in the Edward Nathan and Friedland (ENF) Sustainability Index. Both the JSE and ENF indices seek to examine the performance of participating companies in terms of each company's triple bottom line, that is each company's attitude and actions in respect of the environment, society and economy, or in the words of the World Summit for Sustainable Development, 2002, "planet, people, prosperity". In the inaugural 2002 ENF Sustainability Index, AngloGold was ranked first in the sustainability assessment.
Further details on AngloGold's activities in respect of each of its regions is available under the Review of Operations, at pages 18 to 30 of this report. Details of the company's actions in respect of HIV/AIDS, beneficiation, social investment and code of ethics are also available from the company website in the Report to Society.
Company ethics and business
principles
The company is committed to the highest standards of integrity, and ethical and legal conduct in dealings with all its stakeholders. Principles of corporate business conduct, which outline the ethical and professional management practices that AngloGold upholds, have been adopted by the board. Individuals and entities doing business with AngloGold are expected to observe the same level of commitment to group integrity. The dissemination of these principles of business conduct to all levels of employees at all regions is in progress. These principles are available on the company website. The company is confident that these principles are being adhered to.
Business principles detailing the company's approach to community and social development issues and its labour practices have also been formulated on a group-wide basis. These principles were in the process of being further refined with internal stakeholders during 2003. This will continue in 2004, and will be the subject of a comprehensive internal communications campaign during 2004 and beyond.
In addition, a policy providing for the confidential reporting of acts of fraud, dishonesty, and other acts of an unethical and illegal nature was finalised. The procedures and mechanisms for such reporting are already functional, and permit the confidential reporting via facsimile, anonymous e-mail and a toll-free telephone facility to the group internal audit manager, who is functionally and operationally independent of management. Once a report is made, the matter will be investigated and appropriate action taken. Information on the reporting mechanisms and the policy on such reporting will be communicated to all employees by means of a roll-out campaign and through the company intranet.
As the company's code of ethics and confidential reporting policy and programmes have been newly introduced, it is still early to gauge the extent to which there is adherence to the company's ethical standards. AngloGold will be able to assess the actual levels of adherence to its ethics once the confidential reporting policy has had time to filter through to employees. The findings of the internal and external audit functions have revealed no significant breaches of the company's ethics. The company is, therefore, confident that there is a high level of adherence to its ethical standards.
Access to information
The company has complied with its obligations in terms of the South African Promotion of Access to Information Act of 2000, and the company's manual is available from the company website and the company secretarial department.
Sponsor
UBS acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

AngloGold Limited - Annual financial statements 2003

Remuneration report
Executive remuneration for the company is determined and monitored by the Remuneration Committee which comprises five non-executive directors. The committee has set the Executive Remuneration Policy for AngloGold as follows:
·
to attract, reward and retain executives of the highest calibre;
·
to align the behaviour and performance of executives with the company's strategic goals and in the overall interests of shareholders;
·
to ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives; and
·
to ensure that, within regions, management is competitively rewarded within a global remuneration policy, which recognises both local and global markets.
In particular the Remuneration Committee is responsible
for:
·
the specific remuneration packages for executive directors of the company including basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
·
the operation of the company's share option scheme.
Membership of the Remuneration
Committee
The Remuneration Committee has included the following non-executive directors during the period since the previous annual general meeting:
·
Russell Edey (Chairman)
·
Colin Brayshaw (appointed July 2003)
·
Nicky Oppenheimer
·
Julian Ogilvie Thompson
·
Tony Trahar
The committee met three times during 2003. The chief executive officer and the executive officer responsible for human resources attend the meetings but are not present when their own benefits are discussed.
During the year, advice was received from Deloitte and Touche LLP following a survey they conducted on AngloGold's behalf of best practices in executive remuneration in the global resources sector, with particular emphasis on gold mining.
The following principles are used in the determination of executive remuneration:
1.  Annual remuneration should be a combination of
base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration.
2.  Salary, should be set at the median for the relevant
competitive markets.
3.  All incentive plans should align performance targets
with shareholder interests.
Currently, executive director remuneration comprises the following elements:
1. Salary which is subject to annual review by the
Remuneration Committee and is set at the median of salaries in the relevant competitive markets in South Africa and globally. The individual salaries of executive directors are reviewed in light of their own performance, experience, responsibility and company performance.
2. Annual bonus, which is determined by the
achievement of a set of company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70% for company and 30% for individual. The Remuneration Committee has the right to adjust the overall level of bonus of executive directors, particularly in the light of the company's annual safety performance and of the specific contribution of individual executive directors to the company's success.

Remuneration report

3.  Share option scheme, which allows for an annual
grant of AngloGold share options based on the achievement of pre-determined performance targets similar to those used for the annual bonus. Options granted are subject to the achievement of a performance condition set by the Remuneration Committee, and are subject to a maximum equivalent to annual salary for any executive director.
4.  Pensions: all executive directors are members of
the AngloGold Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final basic salary per year of service. Death and disability cover reflects best practice amongst comparable employers in South Africa.
5.  Other benefits: executive directors are members
of the AngloGold Medical Scheme, which covers the director and his immediate family.
Long-term incentive plan
The committee resolved to investigate the introduction of a long-term incentive plan in 2005, subject to shareholder approval.
Directors' service contracts
Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other three executive directors, six months. The contracts also deal with compensation if employment is terminated or a material change in role, responsibilities or remuneration occurs. Compensation in these circumstances is pegged at twice the notice period.
Directors' emoluments
The salaries and benefits of executive directors, who receive no fees as members of the AngloGold Board, and the fees paid to non-executive directors, are shown in the tables on pages 64 to 66.
Non-executive directors' remuneration
The remuneration and fees of non-executive board members are reviewed from time to time to ensure that they remain competitive and that they attract individuals of the appropriate reputation and experience to the board. The executive directors are responsible for conducting this review and making recommendations accordingly.
To this end, at the annual general meeting to be held on Thursday, 29 April 2004, shareholders will be requested to consider an ordinary resolution to approve the following:
·
an increase in the fees payable to directors of the company from R100,000 to R110,000 per annum, provided that directors who are non-residents of South Africa will receive US$16,000 per annum;
·
an increase in the fee payable to the deputy chairman of the board from R150,000 to R300,000 per annum;
·
an increase in the fee payable to the chairman of the board from R200,000 to US$130,000 per annum, provided that the chairman is a non-resident of South Africa; and
·
an increase from US$2,000 to US$4,000 in the additional travel allowance payable to directors who travel internationally to attend board meetings.

Remuneration report
(continued)
AngloGold Limited - Annual financial statements 2003
64
All figures have been stated to the nearest R000.
Pre-tax
Per-
Pension
gains
formance
scheme
on share
related
contri-
Other
Sub-
options
Salary payments
butions
benefits
total exercised
Total
Executive Directors' remuneration 2003
R M Godsell (Chief Executive Officer)
5,386 2,459 684 120 8,649 - 8,649
J G Best 2,862 857 365 53 4,137 4,932 9,069
D L Hodgson 2,862 857 365 61 4,145 1,845 5,990
K H Williams 2,972 927 380 102 4,381 291 4,672
Total 14,082 5,100 1,794 336 21,312 7,068 28,380
Executive Directors' remuneration 2002
R M Godsell (Chief Executive Officer)
4,217 1,295 496 283 6,291 - 6,291
J G Best 2,476 928 300 32 3,736 2,130 5,866
D L Hodgson 2,475 678 300 100 3,553 2,972 6,525
K H Williams 2,673 898 333 150 4,054 2,154 6,208
Total 11,841 3,799 1,429 565 17,634 7,256 24,890
Non-executive Directors' remuneration
2003
2002
Directors' Committee
Travel
Directors' Committee
Travel*
fees
fees allowance
Total
fees
fees allowance
Total
R P Edey (Chairman) 200 130 43 373 160 126 41 327
Dr T J Motlatsi
(Deputy Chairman)
150 110 17 277 117 107 21 245
F B Arisman 100 75 45 220 83 60 41 184
Mrs E le R Bradley 100 110 17 227 83 107 - 190
C B Brayshaw 100 65 17 182 83 47 - 130
Dr V K Fung
(resigned 30 April 2003) 33
10 - 43 83 30 20 133
A W Lea 100 30 - 130 83 28 - 111
W A Nairn 100 110 - 210 83 104 - 187
J Ogilvie Thompson 100 30 - 130 83 30 - 113
N F Oppenheimer 100 30 - 130 83 30 - 113
A J Trahar 100 30 - 130 83 30 - 113
Total 1,183 730 139 2,052 1,024 699 123 1,846

Remuneration report

2003
2002
Directors' Committee
Travel
Directors' Committee
Travel*
fees
fees allowance
Total
fees
fees allowance
Total
Alternates D D Barber
- - 17 17 - - - -
P G Whitcutt - 15 - 15 - 30 - 30
Total - 15 17 32 - 30 - 30
Fees paid to a former non-executive director
D M J Ncube
- - - - - 60** - 60
Total - - - - - 60 - 60
Grand total 1,183 745 156 2,084 1,024 789 123 1,936
*
Introduced with effect from 1 May 2002.
**
Prior years' adjustment.
Executive directors do not receive payment of directors' fees and committee fees.
Share incentive scheme
Options to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and managers during the year to 31 December 2003, and subsequent to year end, are included in the table below:
Executive directors and senior managers
R M
J G
D L
K H
Executive
Other
Godsell
Best
Hodgson
Williams
Total
officers managers
Total
Granted as at 1 January 2003
Number
194,300 74,100 83,700 82,100 434,200 225,600 2,678,580 3,338,380
Average exercise price per share - R 123.80 141.10 152.15 129.98 133.39 173.74 196.12 186.45
Granted during year
Number
16,000 10,500 10,500 10,500 47,500 24,000 1,168,200 1,239,700
Average exercise price per share - R 221.90 221.90 221.90 221.90 221.90 221.90 221.90 221.90
Exercised during year
Number
- 25,800 9,600 1,500 36,900 58,200 412,920 508,020
Average exercise price per share - R - 104.96 104.00 104.00 104.67 163.21 119.10 123.10
Average market price per share at
date of exercise
- R - 296.11 296.18 297.87 296.20 271.97 285.82 284.99
Pre-tax gain at date of exercise - R value - 4,931,703 1,844,955 290,808 7,067,466 6,329,730 68,841,924 82,239,120
- average
R per share
- 191.15 192.18 193.87 191.53 108.76 166.72 161.88
Lapsed during year
Number
- - - - - 16,000 134,100 150,100
Average exercise price per share - R - - - - - 159.60 245.47 236.32
Held as at 31 December 2003
Number
210,300 58,800 84,600 91,100 444,800 175,400 3,299,760 3,919,960
Average exercise price per share - R 131.27 171.38 166.27 141.00 145.22 185.12 212.88 203.96
Latest expiry date 2 May 2 May 2 May 2 May 2 May 2 May
2013 2013 2013 2013 2013 2013

Executive directors and senior managers
R M
J G
D L
K H
Executive
Other
Godsell
Best
Hodgson
Williams
Total
officers managers
Total
Subsequent to year-end Granted Number
- - - - - - - -
Average exercise price per share - R - - - - - - - -
Value - R
Exercised Number
- - - 30,000 30,000 - 73,200 103,200
Average exercise price per share - R - - - 104.00 104.00 - 116.99 113.21
Value - R 3,120,000 3,120,000 8,563,520  11,683,520
Average market price per share at date of exercise
- R - - - 290.95 290.95 - 301.22 298.24
Value - R 8,728,607 8,728,607 22,049,566  30,778,173
Pre-tax gain at date of exercise Value
- R - - - 5,608,607 5,608,607 - 13,486,046     19,094,653
Average R per share - - - 186.95 186.95 - 184.24 185.03
Lapsed Number
- - - - - - 5,600 5,600
Average exercise price per share - R - - - - - - 253.77 253.77
Value - R 1,421,120 1,421,120
Held as at 24 February 2004 Number
210,300 58,800 84,600 61,100 414,800 175,400 3,220,960 3,811,160
Average exercise price per share - R 131.27 171.38 166.27 159.17 148.20 185.12 214.99 206.35
Value - R 27,605,600 10,077,100 14,066,100 9,725,100 61,473,900 32,469,300 692,470,980 786,414,180
Latest expiry date 2 May 2 May 2 May 2 May 2 May 2 May
2013          2013             2013 2013 2013 2013
Remuneration report
(continued)
AngloGold Limited - Annual financial statements 2003

Directors' report

Directors' report
Nature of business
AngloGold Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Ashanti Goldfields Company Limited
Following the initial announcement in May 2003 regarding the proposed merger between AngloGold and Ashanti Goldfields Company Limited, the detailed terms were announced on 4 August 2003. Shareholders have continually been updated regarding negotiations with Ashanti and other parties involved in the transaction. It is proposed that, subject to a scheme of arrangement being approved by Ashanti shareholders and the High Court of Ghana, Ashanti shareholders will be entitled to receive 29 AngloGold shares for every 100 Ashanti shares held. AngloGold shareholders in general meeting will be asked to approve a change of name of the company to AngloGold Ashanti Limited. A separate circular will be sent regarding the change of name and, assuming all approvals are received, the merger is expected to be effective and the name changed on 26 April 2004.
Holding company
The company's holding and ultimate holding companies are respectively:
·
Anglo South Africa Capital (Proprietary) Limited
·
Anglo American plc (incorporated in England and Wales)
The effective shareholding of Anglo American plc in the issued share capital of the company at the undermentioned dates was as follows:
24 February 2004
31 December 2003
31 December 2002
Ordinary shares held
Number
122,863,176 121,502,197 114,457,368
Percentage 55.04 54.45 51.41
Share capital
There was no change to the authorised share capital of the company during 2003. The authorised ordinary share capital of AngloGold is R100m in 400m shares of 25 cents each.
The following are the movements in the issued and unissued ordinary share capital from the beginning of the accounting period to the date of this report:
Issued
2003
2002
Number of
Number of
shares
Rand
shares
Rand
At 1 January
222,622,022
55,655,506
215,268,116 53,817,029
Issues during year Issue of shares in terms of - Normandy top-up facility*
-
-
127,156 31,789
- Normandy share-swap*
-
-
6,403,236 1,600,809
- AngloGold odd-lot offer
-
-
278,196 69,549
Exercise of options by participants in the - AngloGold Share Incentive Scheme
508,020
127,005
478,720 119,680
- Acacia Employee Option Plan
6,300
1,575
66,598 16,650
At 31 December
223,136,342
55,784,086
222,622,022 55,655,506
Issues subsequent to year-end Exercise of options by participants in the AngloGold Share Incentive Scheme
103,200
25,800
At 24 February 2004
223,239,542
55,809,886
*
Arising from the offer by AngloGold to shareholders of Normandy Mining Limited, a gold mining company registered in Australia, to acquire the entire issued share capital of Normandy. As acceptances in respect of this offer constituted only 7.11% of Normandy's issued share capital, with no possibility of AngloGold obtaining majority control of Normandy, the offer closed on 18 January 2002. The company's holding of Normandy shares was disposed of in January 2002 and the proceeds applied towards repaying debt owed by the AngloGold group.

Unissued
2003
2002
Number of
Number of
shares
shares
At 1 January
177,377,978
184,731,884
Issues during year
514,320
7,353,906
Maximum number of shares available for allocation for purposes of the Share Incentive Scheme
6,136,249
6,122,106
Unissued shares under the control of the directors at 31 December
170,727,409
171,255,872
Issues subsequent to year-end
103,200
Additional number of shares available for allocation for purposes of the Share Incentive Scheme
2,838
Balance of unissued shares under the control of the directors at
24 February 2004
170,621,371
All the issued A and B redeemable preference shares are held by a wholly owned subsidiary and further details of the authorised, issued and unissued shares, as well as the share premium, are given in note 27 to the group's financial statements.
At the annual general meeting to be held on 29 April 2004, shareholders will be asked to consider an ordinary resolution placing the number of unissued ordinary shares, exclusive of the number of shares reserved for purposes of the Share Incentive Scheme as at that date, under the control of the directors until the next annual general meeting.
In terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash without restriction for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
The company has not exercised the general approval to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 30 April 2003. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.
As AngloGold is not incorporated in Australia, the acquisition of its shares by another company or person is not subject to the takeovers and substantial holding provisions of Chapter 6 of the Australian Corporations Act. However, AngloGold is required to comply with those provisions in the case of a bid for an Australian company.
American Depositary Shares
At 31 December 2003, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 36,753,386 (2002: 39,879,957) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share.
At 24 February 2004, there were 36,017,376 ADSs in issue and listed on the NYSE.
AngloGold Limited - Annual financial statements 2003

Directors' report
(continued)

Directors' report

Share incentive schemes
As approved by shareholders, AngloGold operates two share incentive schemes (as detailed below), for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the schemes to the extent that they are granted options and accept them.
The maximum number of ordinary shares that may be allocated for the purposes of the schemes, equivalent to 2.75% of the total number of ordinary shares in issue at that date, is:
24 February 2004
31 December 2003
31 December 2002
6,139,087 6,136,249 6,122,106
The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 300,000.
All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.
Non-executive directors are not eligible for participation in the share incentive schemes.
AngloGold Share Incentive Scheme
This share incentive scheme provides for the granting of options, based on two separate criteria:
Time-related
Time-related options were approved by shareholders at the general meeting held on 4 June 1998, and amended by shareholders at the annual general meeting held on 30 April 2002.
Time related options granted, may be exercised as follows:
Percentage
Period after date of grant of options
20 2 years
40 3 years
60 4 years
100 5 years
No further options will be granted under this plan which will terminate on 1 February 2012, being the date on which the last options may be exercised or will expire.

Performance-related options
Performance-related options were approved by shareholders at the annual general meeting held on 30 April 2002.
Performance related options granted, may be exercised in full, three years after date of grant, provided that the condition on which the options were granted, namely related to the performance of the company, as determined by the directors, are met.
Summary
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options granted and the ordinary shares issued as a result of the exercise of options during the period 1 January 2003 to 24 February 2004 was as follows:
Options
Average exercise
price per
Ordinary
Time
Performance
ordinary           shares
related
related
Total
share
issued
At 1 January 2003 2,159,280 1,179,100 3,338,380 R186.45 1,539,320
Movements during year - Granted
- 1,239,700 1,239,700 R221.90 -
- Exercised 508,020 - 508,020 R123.10 508,020
- Lapsed - terminations 47,600 102,500 150,100 R236.32 -
At 31 December 2003 1,603,660 2,316,300 3,919,960 R203.96 2,047,340
Subsequent to year-end Exercised
103,200 - 103,200 R113.21 103,200
Lapsed - terminations - 5,600 5,600 R253.77 -
At 24 February 2004 1,500,460 2,310,700 3,811,160 R206.35 2,150,540
Analysis of options in issue at 24 February 2004:
Holding
Holders
Number
Value - R000
1 - 100 0 0 0
101 - 500 0 0 0
501 - 1,000 127 112,200 26,946
1,001 - 5,000 474 1,239,100 319,170
5,001 - 10,000 95 709,900 138,694
10,001 - 100,000 80 1,539,660 273,999
Over 100,000 1 210,300 27,605
Total 777 3,811,160 786,414
Directors' report
(continued)
AngloGold Limited - Annual financial statements 2003

Directors' report

Acacia Employee Option Plan
The company's wholly owned subsidiary, AngloGold Australia Limited (originally Acacia Resources Limited) operated the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of seven AngloGold ordinary shares for every 100 options held was applicable. The issue price of the AngloGold shares was calculated using the A$/R exchange rate ruling on the date of allotment. At 31 December 2003, all options granted in terms of the Acacia Employee Option Plan had been exercised or lapsed and the plan has now been terminated.
The movement in respect of options during the period 1 January 2003 to 31 December 2003 was as follows:
Average
issue
Equivalent
price of
Number
AngloGold
Ordinary
AngloGold
of
ordinary
shares
ordinary
options
shares
issued
shares
At 1 January 2003 90,000 6,300 91,700 R161.02
Movements during year
- Issued
- -
- Exercised 90,000 6,300 6,300 R138.61
- Lapsed - -
At 31 December 2003 - - 98,000 R159.58
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2003. A synopsis of the financial results for the year is set out in the Financial Review on pages 10 to 13.
Review of operations
The performance of the various regions are comprehensively reviewed on pages 18 to 30.
Dividends
Dividend policy
The company's dividend policy is to declare an interim and a final dividend in respect of each financial year and to pay out a high proportion of its earnings after providing for long-term growth. This policy is reviewed by the board from time to time in the light of the group's cash requirements and financial position.

Dividends paid since 1 January 2003:
Final
Interim
Final
dividend
dividend
dividend
number 93
number 94
number 95
Declaration date 30 January 2003 30 July 2003 29 January 2004
Last date to trade ordinary shares cum dividend 14 February 2003 15 August 2003 13 February 2004
Record date 21 February 2003 22 August 2003 20 February 2004
Amount per ordinary share - South African currency (cents)
675 375 335
- United Kingdom currency (pence) 48.43 31.69 26.54
Amount per CDI* - Australian currency (cents) 27.00 15.74 12.77
Payment date 28 February 2003 29 August 2003 27 February 2004
Amount per ADS** - United States currency (cents) 82.12 50.73 49.82
Payment date 10 March 2003 9 September 2003 8 March 2004
*
Each CDI (CHESS Depository Interest) is equal to one-fifth of one ordinary share.
**
Each ADS (American Depositary Share) is equal to one ordinary share.
Shareholders who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
Borrowings
On 21 August 2003, AngloGold launched and priced an issue of senior unsecured 10.5% bonds due on 28 August 2008 in an aggregate principal amount of R2,000m. The bonds, the proceeds of which are for general corporate purposes, are listed on the Bond Exchange of South Africa.
The company's borrowing powers are unlimited. At 31 December 2003, the group's borrowings totalled $1,158m, R7,723m (2002: $926m, R7,938m).
Fixed assets
On 13 March 2003, AngloGold announced that its wholly owned subsidiary, AngloGold Australia Limited, had signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, to undertake further exploration work covering an area in excess of 17,000km
2
in the east Kimberley region of Western Australia. An
expenditure of $4.61m (A$7.75m) entitles AngloGold to a 51% return on income.
On 23 May 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari project to Mineracao Pedra Branca do Amapari, for the total consideration of $18.2m. The Amapari project is located in the State of Amapa, North Brazil. Since acquiring the property from Minorco, AngloGold has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.
Directors' report
(continued)
AngloGold Limited - Annual financial statements 2003

Directors' report

Fixed assets (continued)
On 6 June 2003, AngloGold announced that it had finalised the sale of its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25m fully-paid Helix shares issued at A$0.20 per share and 1.25m Helix options exercisable at A$0.25 per option before 30 November 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60km to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on 8 April 2003.
With effect from 30 June 2003, the company disposed of its 70% interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. In terms of the agreement of sale, Queenstake paid to the Joint Venture partners, AngloGold and Meridian Gold, $1.5m in cash and 32m shares issued by a subsidiary, Queenstake Resources Limited, with $6m in deferred payments and $4m in future royalty payments. Queenstake accepted full closure and reclamation liabilities. During November 2003 AngloGold sold its entire equity interest in Queenstake Resources for a consideration of $9.4m, resulting in a profit of $3m.
On 18 September 2003 AngloGold and Gold Fields jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area, known as Block 1C11, to AngloGold for a cash consideration of R315m. The area can be accessed from AngloGold's adjacent TauTona mine and is estimated to contain 1.4Mt of reserves at a grade of 12.7g/t, which should result in recoverable gold of 576,000oz.
On 14 November 2003 AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with associated assets and tenements. The staged purchase consideration for these assets is A$6.2m. The effective date of sale has not yet been finalised.
On 24 November 2003, AngloGold announced its agreement to sell its Western Tanami Project to Tanami Gold NL for a staged payment of A$9m, the receipt of 25m Tanami Gold shares and the payment of a royalty based on production. In November, an initial payment of A$250,000 was received and in January 2004, a cash payment of A$3.75m and the 25m shares were received. AngloGold Australia is currently Tanami Gold's largest shareholder with a 10.25% interest. The Western Tanami Project comprises an established exploration camp and associated equipment, a number of exploration licences in northern Western Australia and includes the Coyote gold deposit.
Investments
Particulars of the group's principal subsidiaries and joint venture interests are reflected on page 148.
Events subsequent to the balance sheet
In February 2004, AngloGold's wholly owned subsidiary incorporated in the Isle of Man, AngloGold Holdings plc, issued $1,000m 2.375% Guaranteed Convertible Bonds due 2009. The bonds, which are guaranteed by AngloGold, are convertible into AngloGold American Depositary Shares (ADSs) at a strike price $65 per ADS at the option of the holder. The proceeds of the bonds will be used to repay outstanding indebtedness, to pay transaction costs associated with the proposed merger with Ashanti Goldfields Company and for general corporate purposes, including planned capital expenditure. The bonds have been admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities. Further information in respect of the bonds is given in note 38 to the group's financial statements.

Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Limited Passed at the annual general meeting held on 30 April 2003:
General approval for the acquisition by the company, or a 5 May 2003 subsidiary of the company, of its own shares
Amendment to the company's articles of association 5 May 2003 by the deletion therefrom of the present sub-article 63.1 and the substitution in place thereof of the following new sub-article 63.1: "on a show of hands, every member present in person and entitled to vote shall have only one vote irrespective of the number of shares he holds or represents; and"
* Mineracao Itajobi Ltda Change of name to Mineracao AngloGold Ltda 7 November 2003
*
Incorporated in Brazil.
Annual general meeting
At the 59th annual general meeting held on 30 April 2003, shareholders passed ordinary resolutions relating to:
·
the adoption of the annual report for the year ended 31 December 2002;
·
the re-election of Mr F B Arisman, Mr R P Edey, Mr R M Godsell and Dr T J Motlatsi as directors of the company;
·
the renewal of the general authority placing the unissued ordinary shares of the company under the control of the directors; and
·
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE.
Details concerning the special resolutions passed by shareholders at this meeting are disclosed above.
Notice of the 60th annual general meeting, which is to be held in Johannesburg at 11:00 on Thursday, 29 April 2004, is enclosed as a separate document with the annual report. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.
Directorate and secretary
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr J G Best, Mrs E le R Bradley, Mr J Ogilvie Thompson, Mr N F Oppenheimer and Mr A J Trahar. Mr Ogilvie Thompson and Mr Oppenheimer have advised that they wish to retire from the board and, therefore, have not made themselves available for re-election. However, Mr J G Best, Mrs E le R Bradley and Mr A J Trahar, being eligible, offer themselves for re-election.
The names of the directors and alternate directors of the company in office at the date of this report are listed on page 156.
Biographies of the board of directors appear on pages 37 and 38.
There has been no change in the offices of managing secretary and company secretary whose names and business and postal addresses are set out on page 156.
Directors' report
(continued)
AngloGold Limited - Annual financial statements 2003

Directors' report

Directors' interests in shares
The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2003, which did not individually exceed 1% of the company's issued ordinary share capital, were:
31 December 2003
31 December 2002
Beneficial
Non-
Beneficial
Non-
Direct
Indirect
beneficial
Direct
Indirect
beneficial
Executive directors
J G Best
-
-
-
- - -
R M Godsell
460
-
-
460 - -
D L Hodgson
-
430
-
- - -
K H Williams
-
920
-

Total
460
1,350
-
460 920 -
Non-executive directors
F B Arisman
-
2,000
-
- 2,000 -
Mrs E le R Bradley
-
23,423
33,027
- 23,423* 33,027*
C B Brayshaw
-
-
-
- - -
R P Edey
-
1,000
-
- 1,000 -
A W Lea
-
-
-
- - -
Dr T J Motlatsi
-
-
-
- - -
W A Nairn
-
-
-
- - -
J Ogilvie Thompson
-
-
478
- - 478
N F Oppenheimer
-
-
8,726
- - 6,426
A J Trahar
-
-
-
- - -
Total
-
26,423
42,231
- 26,423 39,931
Alternate directors
D D Barber
-
-
-
- - -
A H Calver
-
46
-
- - -
P G Whitcutt
-
-
-
- - -
Grand total
460
27,819
42,231
460 27,343 39,931
*
Restated.
There have been no changes in the above interests since 31 December 2003.
A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

Group income statement
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
76
19,267
15,922
Revenue
3
2,116
1,847
18,372
15,264
Gold income 2, 3
2,029
1,761
(12,550)
(11,458)
Cost of sales 4
(1,526)
(1,203)
5,822
3,806
503
558
962
861
Non-hedge derivatives
119
92
6,784
4,667
Operating profit
622
650
(258)
(273)
Corporate administration and other expenses
(36)
(25)
(179)
(139)
Market development costs
(19)
(17)
(296)
(283)
Exploration costs 5
(38)
(28)
446
329
Investment income 6
44
43
(164)
(167)
Other net expenses 7
(21)
(16)
(464)
(362)
Finance costs 8
(49)
(44)
-
38
Marked-to-market of debt financial instruments
6
-
(102)
(122)
Abnormal items 9
(19)
(10)
5,767
3,688
Profit before exceptional items 10
490
553
(293)
(221)
Amortisation of goodwill 18, 19
(29)
(28)
(145)
75
Profit (loss) on disposal of assets and subsidiaries 12
10
(13)
-
331
Profit on disposal of investments 13
45
-
-
(327)
Impairment of mining assets 17
(44)
-
2
-
Termination of retirement benefit plans
-
-
5,331
3,546
Profit on ordinary activities before taxation
472
512
(1,730)
(1,080)
Taxation 14
(142)
(165)
3,601
2,466
Profit on ordinary activities after taxation
330
347
(157)
(130)
Minority interest
(17)
(15)
-
(5)
Minority interest in abnormal items 9
(1)
-
3,444
2,331
Net profit
312
332
Adjusted operating profit The operating profit has been adjusted by the following to arrive at adjusted operating profit:
6,784
4,667
Operating profit
622
650
(101)
(438)
Unrealised non-hedge derivatives
(63)
(12)
6,683
4,229
Adjusted operating profit
559
638
2002
2003
Figures in million
Notes
2003
2002
SA Rands
US Dollars

Group financial statements

The net profit has been adjusted by the following to arrive at headline earnings and adjusted headline earnings:
3,444
2,331
Net profit
312
332
293
221
Amortisation of goodwill 18, 19, 33
29
28
-
327
Impairment of mining assets 17
44
-
145
(75)
(Profit) loss on disposal of assets and subsidiaries 12
(10)
13
-
(331)
Profit on disposal of investments 13
(45)
-
(2)
-
Termination of retirement benefit plans
-
-
40
(94)
Taxation on exceptional items 14
(12)
3
3,920
2,379
Headline earnings
318
376
Unrealised non-hedge derivatives and marked-to-
(101)
(476)
market of debt financial instruments
(69)
(12)
Deferred tax on unrealised non-hedge
35
230
derivatives 14
33
4
3,854
2,133
Adjusted headline earnings
282
368
Earnings per ordinary share (cents) 15
1,552
1,046
Basic
140
150
1,545
1,042
Diluted
139
149
1,767
1,068
Headline
143
169
1,737
957
Adjusted headline
127
166
1,350
710
Dividends declared per ordinary share (cents) 16
101
146
1.3
1.3
Dividend cover based on adjusted headline earnings
1.3
1.1
2002
2003
Figures in million
Notes
2003
2002
SA Rands
US Dollars

Group balance sheet
as at 31 December 2003
AngloGold Limited - Annual financial statements 2003
78
Assets
Non-current assets
19,555
18,427
Mining assets 17
2,764
2,280
3,210
2,749
Goodwill 18
412
374
165
47
Investments in associates 19
7
19
197
62
Other investments 20
9
23
275
352
AngloGold Environmental Rehabilitation Trust 22
53
32
466
667
Other non-current assets 23
101
55
549
630
Derivatives 37
94
64
24,417
22,934
3,440
2,847
Current assets
1,848
2,050
Inventories 24
307
216
2,190
1,461
Trade and other receivables 25
219
255
3,544
3,367
Cash and cash equivalents 26
505
413
3
59
Current portion of other non-current assets 23
9
-
1,996
2,515
Derivatives 37
377
233
9,581
9,452
1,417
1,117
33,998
32,386
Total assets
4,857
3,964
Equity and liabilities
12,375
10,852
Shareholders' equity
(1)
1,628
1,443
347
354
Minority interests
53
40
12,722
11,206
1,681
1,483
Non-current liabilities
7,219
5,383
Borrowings 28
807
842
2,008
1,832
Provisions 29
275
234
3,445
3,986
Deferred taxation 30
598
402
2,028
2,194
Derivatives 37
329
236
14,700
13,395
2,009
1,714
Current liabilities
719
2,340
Current portion of borrowings 28
351
84
2,145
2,339
Trade and other payables 31
350
250
1,124
164
Taxation
25
131
2,588
2,942
Derivatives 37
441
302
6,576
7,785
1,167
767
33,998
32,386
Total equity and liabilities
4,857
3,964
(1)
Shareholders' equity is analysed in the statement of changes in shareholders' equity (see pages 80 and 81).
2002
2003
Figures in million
Notes
2003
2002
SA Rands
US Dollars

Group financial statements
Group cash flow statement
for the year ended 31 December 2003
79
Cash flows from operating activities
19,020
15,712
Cash receipts from customers
2,075
1,808
(10,765)
(11,185)
Cash paid to suppliers and employees
(1,483)
(1,050)
8,255
4,527
Cash generated from operations 33
592
758
331
245
Interest received
33
32
(169)
(232)
Environmental contributions and expenditure
(31)
(16)
19
9
Dividends received from associates 19
1
2
(410)
(291)
Finance costs
(40)
(40)
-
681
Recoupments tax received: Free State assets
91
-
-
(681)
Recoupments tax paid: Free State assets
(91)
-
(1,376)
(780)
Taxation paid
(102)
(131)
6,650
3,478
Net cash inflow from operating activities
453
605
Cash flows from investing activities
(1)
Capital expenditure 17
(1,844)
(1,622)
- to expand operations
(215)
(176)
(998)
(1,122)
- to maintain operations
(148)
(95)
11
38
Proceeds from disposal of mining assets
6
1
1,544
-
Net proceeds from disposal of mines 34
-
140
1,813
-
Proceeds
-
164
(269)
-
Contractual obligations
-
(24)
(355)
(8)
Other investments acquired
(1)
(34)
1,829
423
Proceeds from disposal of investments
56
158
(1,060)
-
Acquisition of shares
-
(105)
-
8
Disposal of subsidiary 34
1
-
(51)
(133)
Loans advanced
(19)
(5)
175
29
Repayment of loans advanced
4
17
(749)
(2,387)
Net cash outflow from investing activities
(316)
(99)
Cash flows from financing activities
156
63
Proceeds from issue of share capital
10
18
(116)
(2)
Share issue expenses
-
(11)
8,599
2,678
Proceeds from borrowings
362
798
(9,789)
(1,241)
Repayment of borrowings
(165)
(912)
(2,821)
(2,476)
Dividends paid
(314)
(260)
(3,971)
(978)
Net cash outflow from financing activities
(107)
(367)
1,930
113
Net increase in cash and cash equivalents
30
139
81
58
Cash in the subsidiary acquired
(1)
9
8
(751)
(348)
Translation
53
75
2,284
3,544
Cash and cash equivalents at beginning of year
413
191
3,544
3,367
Cash and cash equivalents at end of year 26
505
413
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2002
2003
Figures in million
Notes
2003
2002
SA Rands
US Dollars

Group statement of changes in shareholders' equity
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
80
Balance at 31 December 2001 4 677 12 250 (88) 262 1,117
Net profit 332            332
Dividends (note 16) (251)         (251)
Ordinary shares issued - 140 140
Net loss on cash flow hedges removed
from equity and reported in income
61 61
Net loss on cash flow hedges (105) (105)
Deferred taxation on cash flow hedges (29) (29)
Net gain on available-for-sale financial
assets
7                                7
Acquisition of shares (3) (3)
Transfer from non-distributable reserves (1) 1 -
Translation                                                      3 296 5 (207) (28) 105 174
Balance at 31 December 2002
7        1,113 16 43          (185)          449        1,443
Net profit 312 312
Dividends (note 16) (296) (296)
Ordinary shares issued 10 10
Net loss on cash flow hedges removed
from equity and reported in income
47 47
Net loss on cash flow hedges (142) (142)
Deferred taxation on cash flow hedges 7 7
Net gain on available-for-sale financial
assets
15 15
Net gain on available-for-sale financial
assets removed from equity and reported
in income
(22) (22)
Net gain on repayment of net investment                                                            -
-
Translation                                                      1 319 5 (156) (27) 112 254
Balance at 31 December 2003
8 1,442 21 (113) (307) 577 1,628
Notes 27             27
Non-
Foreign
Other
Ordinary
distri-
currency
compre-
Share-
share
Share
butable
trans-
hensive
Retained holders'
Figures in million
capital
premium
reserves
(1)
lation
income
(2)
earnings
equity
US Dollars

Group financial statements

Balance at 31 December 2001 54 8,086 143 2,999 (1,057) 3,132 13,357
Net profit 3,444        3,444
Dividends (note 16) (2,728)     (2,728)
Ordinary shares issued 2 1,465 1,467
Net loss on cash flow hedges removed
from equity and reported in income
644 644
Net loss on cash flow hedges (1,102) (1,102)
Deferred taxation on cash flow hedges (304) (304)
Net gain on available-for-sale financial
assets
60                              60
Acquisition of shares (26) (26)
Transfer from non-distributable reserves (5) 5 -
Translation                                              (2,639) 202 (2,437)
Balance at 31 December 2002
56         9,551 138 360       (1,583)      3,853      12,375
Net profit 2,331 2,331
Dividends (note 16) (2,336) (2,336)
Ordinary shares issued 61 61
Net loss on cash flow hedges removed
from equity and reported in income
375 375
Net loss on cash flow hedges (956) (956)
Deferred taxation on cash flow hedges (38) (38)
Net gain on available-for-sale financial
assets
114 114
Net gain on available-for-sale financial
assets removed from equity and reported
in net income
(174) (174)
Net gain on repayment of net investment
3 3
Translation                                                                                                 (1,118) 215 (903)
Balance at 31 December 2003
56 9,612 138 (755) (2,047) 3,848 10,852
Notes 27             27
(1)
Non-distributable reserves comprise a surplus on disposal of company shares of $21m, R141m and a negative foreign equity reserve of $nil, R3m.
(2)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges and fair value gains (losses) on available-for-sale financial assets until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.
Non-
Foreign
Other
Ordinary
distri-
currency
compre-
Share-
share
Share
butable
trans-
hensive
Retained holders'
Figures in million
capital
premium
reserves
(1)
lation
income
(2)
earnings
equity
SA Rands

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
82
1.
Accounting policies
The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year. These accounting policies conform with International Financial Reporting Standards (IFRS) and South African Statements of Generally Accepted Accounting Practice.
AngloGold presents its consolidated financial statements in US Dollars. The group's presentation currency is US Dollars since the majority of its sales are in US Dollars. The measurement currency of the various entities within the group depends on where the entity operates and reflects the economic substance of the underlying events and circumstances of that entity.
The following method of translation has been used:
·
equity items other than net profit at the closing rate on each balance sheet date;
·
assets and liabilities at the closing rate on each balance sheet date;
·
income, expenses and cash flows at the average exchange rate; and
·
resulting exchange differences are included in equity.
To assist investors in South Africa, amounts have also been disclosed in SA Rands. This is supplementary to the information required by IFRS. AngloGold the company, measures and presents its results in SA Rands.
Basis of consolidation
The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.
The financial statements of subsidiaries and joint ventures are prepared for the same reporting period as the holding company, using the same accounting policies.
Where an investment in a subsidiary or a joint venture is acquired or disposed of during the financial year, its results are included from or to, the date control became, or ceased to be, effective.
All intra-group transactions and balances are eliminated on consolidation. Unearned profits that arise between group entities are eliminated.
Foreign entities
Assets and liabilities (both monetary and non-monetary) of foreign entities are translated at the closing rate. Income statement items are translated at an average rate of exchange for the period. Exchange differences are taken directly to a foreign currency translation reserve.
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources, is amortised on a systematic basis which recognises the depletion of resources over the lesser of the life of the mine or 20 years.
The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.
Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group's interest in a jointly controlled entity is accounted for by proportionate consolidation.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount.

Group financial statements

Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.
The carrying values of the investments in associates represent the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and losses and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.
Mining assets
Mining assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre- production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred.
Mine development costs are amortised using the units- of-production method based on estimated proved and probable mineral reserves. Amortisation is first charged on new mining ventures from the date it is capable of commercial production.
Proved and probable mineral reserves reflect estimated economically recoverable quantities which can be recovered in future from known mineral deposits.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.
Mine infrastructure
Plant, equipment and buildings are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves.
Land
Land is not depreciated.
Mineral rights, dumps and ore reserves
Mineral rights are amortised using the units-of- production method based on estimated proved and probable Mineral Reserves.
Dumps are amortised over the period of treatment.
Ore Reserves are measured mining resources which, when proved and probable, are transferred to mine development costs and amortised from the date on which commercial production begins.
If there is an indication that the recoverable amount of any of the above assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred.
Leased assets
Assets subject to finance leases are capitalised at cost with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period of use of the assets concerned.

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
84
Research and exploration expenditure
Research and exploration expenditure is expensed in the year in which it is incurred. When it has been determined that a mineral property can be economically developed, all further pre-production expenditure incurred to develop such property is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
·
gold in process is valued at the average total production cost at the relevant stage of production;
·
gold on hand is valued on an average total production cost method;
·
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore;
·
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method; and
·
consumable stores are valued at average cost.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Employee benefits
The group operates post-retirement medical aid benefit plans, a number of defined contribution pension plans and a defined benefit pension plan.
Defined contribution plans
Contributions to defined contribution pension and provident funds in respect of services during that year are recognised as an expense in that year.
Defined benefit plan
The cost of providing benefits to the defined benefit pension plan is determined using the projected unit credit actuarial valuation method. The current service cost in respect of the defined benefit plan is recognised as an expense in the current year. Actuarial gains and losses are recognised as an expense or income systematically over the expected remaining service period of employees participating in the plan where the cumulative amount of such gains and losses exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation.
Post-retirement medical aid obligation
The cost of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.
The entitlement to these benefits for current employees is dependent upon the employee remaining in service until retirement age. The cost of providing benefits to the post-retirement medical benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the plan are recognised as income or expense over the expected average remaining service lives of employees participating in the plan where the cumulative amount of such gains and losses exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation.
Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The

Group financial statements

estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Restoration costs are accrued and expensed over the operating life of each mine using the units-of-production method based on estimated proved and probable mineral reserves. Expenditure on ongoing restoration costs is brought to account when incurred.
Environmental Rehabilitation Trust
Annual contributions are made to the AngloGold Environmental Rehabilitation Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.
The environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.
Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
·
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
·
dividends are recognised when the right to receive payment is established; and
·
interest is recognised on a time proportion basis,
taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.
Deferred taxation
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at current tax rates.
Financial instruments
Financial instruments recognised on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.
Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the company loses the contractual rights or extinguishes the obligation associated with such an instrument.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
86
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines.
IAS39 (AC133) requires that derivatives be treated as follows:
·
Commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS39 are recognised in earnings when they are settled by physical delivery.
·
Where the conditions in IAS39 for special hedge accounting are met the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate.
·
All other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Investments
Listed investments, other than investments in subsidiaries, joint ventures and associates, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date. Unlisted investments are shown at fair value, or at cost where fair value cannot be reliably measured. Investments in subsidiaries, joint ventures and associates are carried at cost in the investor's separate financial statements.
Investments classified as available-for-sale financial assets are subsequently measured at fair value, with changes in fair value recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Other non-current assets
Other non-current assets are subsequently measured at amortised cost using the effective interest rate method.
Trade and other receivables
Trade and other receivables originated by the group are subsequently measured at amortised cost less allowance for doubtful debts.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost.
Impairment of financial assets
At each balance sheet date an assessment is made of whether there is any evidence of impairment of financial assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised in income for the difference between the recoverable amount and the carrying amount.
Financial liabilities
Financial liabilities, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisations. Trading financial liabilities and derivatives are subsequently measured at fair value.

Group financial statements

2.
Segmental information
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Geographical analysis by origin is as follows:
Gold                         Adjusted
Cash
 operating
Average
number
(1)
income (m)
operating profit (m)
profit (m)
of employees
2003
2002
2003
2002
2003
2002
2003
2002
US Dollars
South Africa
1,179
930
320
389
379
450
48,078
47,602
East and West Africa
338
329
116
129
170
190
2,724
2,276
South America
227
195
93
84
142
126
3,356
2,656
Australia
157
155
28
33
53
56
540
599
North America
128
152
2
3
47
61
741
909
2,029
1,761
559
638
791
883
55,439
54,042
SA Rands
South Africa
8,846
9,718
2,419
4,102
2,853
4,729
East and West Africa
2,535
3,428
881
1,343
1,279
1,988
South America
1,715
2,032
712
878
1,080
1,315
Australia
1,187
1,613
211
343
395
586
North America
981
1,581
6
17
361
631
15,264
18,372
4,229
6,683
5,968
9,249
Gold production
Gold production
(oz 000)
(kg)
2003
2002
2003
2002
South Africa
3,281
3,412
102,053
106,106
East and West Africa
981
1,085
30,509
33,754
South America
532
478
16,540
14,854
Australia
432
502
13,425
15,626
North America
390
462
12,141
14,371
5,616
5,939
174,668
184,711
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
88
2.
Segmental information (continued)
Net
Capital
operating assets
Total assets
expenditure
Figures
in
million
2003
2002
2003
2002
2003
2002
US Dollars
South Africa
1,411
1,012
2,439
1,663
246
112
East and West Africa
425
433
741
777
26
27
South America
404
435
590
579
43
27
Australia
341
239
668
507
21
31
North America
388
403
419
438
27
74
2,969
2,522
4,857
3,964
363
271
SA Rands
South Africa
9,407
8,681
16,260
14,262
1,860
1,168
East and West Africa
2,835
3,709
4,940
6,661
200
287
South America
2,692
3,732
3,933
4,965
324
283
Australia
2,273
2,047
4,457
4,354
159
328
North America
2,590
3,461
2,796
3,756
201
776
19,797
21,630
32,386
33,998
2,744
2,842
Geographical analysis by destination is as follows:
Gold income
US Dollars
SA Rands
Figures
in
million
2003
2002
2003
2002
South Africa
565
601
4,250
6,269
North America
271
144
2,038
1,505
Australia
115
145
867
1,508
Asia
121
-
907
-
Europe
569
437
4,280
4,560
United Kingdom
388
434
2,922
4,530
2,029
1,761
15,264
18,372

Group financial statements

3. Revenue
Revenue consists of the following principal categories:
18,372
15,264
Gold income (note 2)
2,029
1,761
522
373
Sale of uranium, silver and sulphuric acid
49
50
373
285
Interest receivable (note 6)
38
36
19,267
15,922
2,116
1,847
4. Cost of sales
9,812
9,473
Cash operating costs
1,260
939
291
255
Other cash costs
34
28
10,103
9,728
Total cash costs
1,294
967
30
27
Retrenchment costs (note 11)
4
3
119
97
Rehabilitation and other non-cash costs
13
12
10,252
9,852
Production costs
1,311
982
2,566
1,739
Amortisation of mining assets (notes 10, 17 and 33)
232
245
12,818
11,591
Total production costs
1,543
1,227
(268)
(133)
Increase in inventories
(17)
(24)
12,550
11,458
1,526
1,203
5. Exploration costs
532
477
Expenditure incurred during the year
63
51
(236)
(194)
Expenditure transferred to mining assets
(25)
(23)
296
283
38
28
6. Investment income
Investment income consists of the following
principal categories:
373
285
Interest receivable (notes 3 and 33)
38
36
37
12
Profit from associates after taxation (note 19)
2
4
Growth in AngloGold Environmental Rehabilitation
36
32
Trust (note 22)
4
3
446
329
44
43
7.
Other net expenses
Other net expenses consist of the following
principal categories:
(45)
(23)
Foreign exchange loss on transactions other than sales
(3)
(4)
(30)
(4)
Loss on disposal of assets
-
(3)
Post-retirement medical expenses for disposed mines
(49)
(101)
and medical aid shortfall subsidies
(12)
(5)
-
(17)
Additional retirement provisions
(2)
-
(124)
(145)
(17)
(12)
Unwinding of decommissioning obligation
(40)
(22)
(note 29)
(4)
(4)
(164)
(167)
(21)
(16)
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

8. Finance costs
377
231
Finance costs on bank loans and overdrafts
30
36
-
73
Finance costs on corporate bond
11
-
87
58
Other
8
8
464
362
(Note 33)
49
44
No interest was capitalised during the year (2002: $nil)
9. Abnormal items
Abnormal items consist of the following items:
-
214
Provision for post-retirement medical liability
33
-
Reversal of over-provisions in decommissioning
-
(46)
(note 29)
(7)
-
Reversal of over-provision in restoration
-
(46)
(note 29)
(7)
-
102
-
Mondi settlement of claim
-
10
102
122
Abnormal items before taxation
19
10
Taxation
- Current taxation on foreign exchange losses
47
59
-
on borrowings (note 14)
8
5
-
120
- Deferred taxation (note 14)
19
-
-
98
- provision for post-retirement medical liability
15
-
- over provisions in decommissioning and
-
(42)
-
restoration liabilities
(6)
-
-
64
- deferred tax asset raised
10
-
55
(57)
Abnormal items after taxation
(8)
5
-
5
Minorities interest
1
-
55
(52)
Abnormal items after taxation and after minorities
(7)
5
10. Profit before exceptional items
is arrived at after taking account of:
Auditors' remuneration
(1)
8
10
- Audit fees
1
1
- Non-audit fees
2
3
- Assurance services
1
-
-
1
- Tax advisory services
-
-
2
1
- Other*
-
-
12
15
2
1
* Other services include services relating to financial
information technology
Amortisation of mining assets (notes 4, 17 and 33)
2,526
1,694
Owned assets
226
241
40
45
Leased assets
6
4
2,566
1,739
232
245
46
50
Grants for educational and community development
7
4
47
48
Operating lease charges
6
5
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

11. Employee benefits
Employee benefits including executive directors'
4,110
4,321
salaries, wages and other benefits
572
392
Health care and medical scheme costs
241
297
- current medical expenses
39
23
52
66
- post-retirement medical expenses
9
5
210
268
Contributions to pension and provident plans
36
20
30
27
Retrenchment costs (note 4)
4
3
4,643
4,979
660
443
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
40
32
- current service cost
4
4
99
116
- interest cost
15
9
(87)
(100)
- expected return on plan assets
(13)
(8)
-
16
- recognised past service cost
2
-
(9)
18
- actuarial loss (gain)
3
(1)
Defined benefit post-retirement medical expense
10
3
- current service cost
-
1
72
90
- interest cost
12
7
-
134
- recognised past service cost
18
-
(3)
-
- actuarial gain
-
-
(153)
-
- curtailment
-
(15)
(31)
309
41
(3)
Actual return on plan assets
6
120
Defined benefit pension plan (note 32)
16
1
Refer to directors' report for details of directors'
emoluments
12. Profit (loss) on disposal of assets
and subsidiaries
-
82
Disposal of Jerritt Canyon Joint Venture (note 34)
10
-
(145)
-
Disposal of Free State operations (note 34)
-
(13)
-
(7)
Other
-
-
(145)
75
10
(13)
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

13. Profit on disposal of investments
-
18
Profit on sale of Queenstake Resources USA Inc shares
3
-
-
189
Profit on sale of shares in East African Gold Mines
25
-
Gain on disposal of available-for-sale financial assets -
-
125
Randgold Resources Limited
17
-
-
(1)
Other
-
-
-
331
(Note 33)
45
-
On 8 July 2003, AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25m, R189m.
In the second half of 2003, AngloGold disposed of 952,481 shares in Randgold Resources Limited, for a consideration of $23m, R170m.
AngloGold disposed of its entire interest in Queenstake Resources USA Inc during November 2003, realising a profit of $3m, R18m. This interest was acquired as part of the sales consideration for Jerritt Canyon.
14. Taxation
(1)
Current taxation
373
27
Mining taxation
3
32
879
450
Non-mining taxation
57
88
41
30
Under provision prior year
4
3
68
40
Secondary tax on companies
5
6
(47)
(59)
Abnormal taxation (note 9)
(8)
(5)
Exceptional items
-
38
- capital gains tax
6
-
688
-
- recoupments tax on Free State disposal (note 34)
-
63
(78)
-
- mining tax on Free State operating loss
-
(10)
1,924
526
67
177
Deferred taxation
341
576
Current
79
34
35
230
Unrealised non-hedge derivatives
33
4
-
(120)
Abnormal taxation (note 9)
(19)
-
Exceptional items
-
(132)
- impairment
(18)
-
(570)
-
- disposal of Free State operations
-
(50)
(194)
554
(Note 30)
75
(12)
1,730
1,080
142
165
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

14. Taxation
(1)
(continued)
Tax reconciliation A reconciliation of the marginal South African tax rate compared with that charged in the income statement is set out in the following table:
%
Marginal tax rate
46
46
Disallowable expenditure
5
4
Goodwill amortised
2
2
Taxable non-mining income
(3)
(3)
Mining capital allowances
-
(1)
Mining tax formula adjustment
2
2
Dividends received
(4)
(5)
Foreign income tax allowances
(14)
(14)
Previously unrecognised tax assets
(1)
-
Other
(3)
1
Effective tax rate
30
32
The unutilised tax losses of the North American operations which are available for offset against future profits earned in the USA, amount to $209m, R1,394m (2002: $182m, R1,561m).
The unutilised tax losses of the South American operations which are available for offset against future profits earned in these countries, amount to $67m, R449m (2002: $86m, R738m).
Analysis of tax losses
No assessed losses were utilised during the year. The above unutilised tax losses totalling $276m, R1,843m will be utilised in excess of five years against future profits.
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2003
2002

15. Earnings per ordinary share
1,552
1,046
Basic
140
150
The calculation of basic earnings per ordinary share is based on net profit of $312m, R2,331m (2002: $332m, R3,444m) and 222,836,574 (2002:221,883,567) shares being the weighted average number of ordinary shares in issue during the financial year.
1,767
1,068
Headline
143
169
Headline earnings removes items of a capital nature from the calculation of earnings per share.
The calculation of headline earnings per ordinary share is based on headline earnings of $318m, R2,379m (2002: $376m, R3,920m) and 222,836,574 (2002: 221,883,567) shares being the weighted average number of ordinary shares in issue during the financial year.
1,737
957
Adjusted headline earnings
127
166
This calculation is based on adjusted headline earnings of $282m, R2,133m (2002: $368m, R3,854m) and 222,836,574 (2002: 221,883,567) shares being the weighted average number of ordinary shares in issue during the financial year.
1,545
1,042
Diluted
139
149
The calculation of diluted earnings per ordinary share is based on net profit of $312m, R2,331m (2002: $332m, R3,444m) and 223,717,575 (2002: 222,899,926) shares being the diluted number of ordinary shares.
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
Weighted average number of shares
222,836,574
221,883,567
Dilutive potential of share options
881,001
1,016,359
Diluted number of ordinary shares
223,717,575
222,899,926
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
16. Dividends
Ordinary shares
No. 91 of 550 SA cents per ordinary share declared on 30 January 2002 and paid on 4 March 2002 (49 US cents per share).
No. 92 of 675 SA cents per ordinary share declared on 30 July 2002 and paid on 30 August 2002 (64 US cents per share).
No. 93 of 675 SA cents per ordinary share declared on 30 January 2003 and paid on 28 February 2003
1,223
1,500
(82 US cents per share).
183
109
No. 94 of 375 SA cents per ordinary share declared on 30 July 2003 and paid on 29 August 2003
1,505
836
(51 US cents per share).
113
142
2,728
2,336
296
251
No. 95 of 335 SA cents per ordinary share was declared on 29 January 2004 and paid on 27 February 2004 (50 US cents per share).
17. Mining assets
Mineral
rights,
Mine                                  dumps
development                  Mine
and
ore
costs
infrastructure
reserves           Land           Total
Figures in million
US Dollars
Cost
Balance at beginning of year
2,046 1,379 301 15 3,741
Additions
- expand operations
150 23 42 - 215
- maintain operations 74 74 - - 148
Disposals                                                                   (38) (9) (1) - (48)
Acquisition and disposals - subsidiaries (note 34) (86) (37) - - (123)
Transfers and other movements (10) 29 1 - 20
Translation                                                                408 175 38 - 621
Balance at end of year 2,544 1,634 381 15 4,574
Accumulated amortisation
Balance at beginning of year
715 700 46 - 1,461
Amortisation charge for the year
(notes 4, 10 and 33)
109 99 24 - 232
Impairments (note 33) 25 9 10 - 44
Disposals (16) (8) - - (24)
Acquisition and disposals - subsidiaries (note 34) (79) (41) - - (120)
Transfers and other movements (16) 3 (12) - (25)
Translation                                                                131 111 - - 242
Balance at end of year 869 873 68 - 1,810
Net book value at 31 December 2003
1,675
761
313
15
2,764
Net book value at 31 December 2002 1,331 679 255 15 2,280

17. Mining assets (continued)
Mineral
rights,
Mine                                  dumps
development                 Mine
and
ore
costs
infrastructure
reserves         Land             Total
Figures in million
SA Rands
Cost
Balance at beginning of year
17,504 11,829 2,630 124 32,087
Additions
- expand operations
1,125 177 320 - 1,622
- maintain operations 568 555 - (1) 1,122
Disposals                                                                 (285) (70) (5) - (360)
Acquisition and disposals - subsidiaries (note 34) (660) (287) - (3) (950)
Transfers and other movements (74) 217 4 - 147
Translation                                                            (1,216) (1,521) (411) (16) (3,164)
Balance at end of year 16,962 10,900 2,538 104 30,504
Accumulated amortisation
Balance at beginning of year
6,131 6,001 400 - 12,532
Amortisation charge for the year
(notes 4, 10 and 33)
820 742 177 - 1,739
Impairments (note 33) 183 70 73 1 327
Disposals (123) (63) - - (186)
Acquisition and disposals - subsidiaries (note 34) (605) (311) - - (916)
Transfers and other movements (119) 24 (89) - (184)
Translation                                                               (490) (637) (108) - (1,235)
Balance at end of year 5,797 5,826 453 1 12,077
Net book value at 31 December 2003
11,165
5,074
2,085
103
18,427
Net book value at 31 December 2002 11,373 5,828 2,230 124 19,555
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $21m, R143m (2002: $25m, R212m).
Mining assets with a carrying value of $161m, R1,076m (2002: $254m, R2,180m) are encumbered by project finance (note 28).
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

17. Mining assets (continued)
Australia
The impairment of various exploration assets based
-
72
on the net realisable value.
9
-
South Africa
Savuka based on the value in use and the relevant
discount rate. The impairment loss arose from the
-
247
declining values of the remaining ore reserves.
34
-
South America
-
8
Impairment of equipment based on value in use.
1
-
-
327
44
-
On 18 September 2003, AngloGold announced that agreement had been reached with Gold Fields Limited (Gold Fields) regarding the acquisition by AngloGold of a mining area of Gold Fields' Driefontein mine adjacent to TauTona, known as 1C11, for a cash consideration of $48m, R315m. The agreement has been approved by the Competition Authorities in terms of the Competition Act, 89 of 1988, and has been included in additions to mining assets.
18. Goodwill
Cost
5,726
4,241
Balance at beginning of year
494
479
(1,485)
(430)
Translation
77
15
4,241
3,811
Balance at end of year
571
494
Accumulated amortisation
1,074
1,031
Balance at beginning of year
120
90
289
216
Amortisation (note 33)
28
28
(332)
(185)
Translation
11
2
1,031
1,062
Balance at end of year
159
120
3,210
2,749
Net book value
412
374
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

19. Investments in associates
The group has the following associated undertakings:
- A 53.03% (2002: 53.03%) interest in Rand Refinery
Limited, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The interest in Rand Refinery Limited has been consolidated from 31 December 2003 as AngloGold controls the financial and operating policies of this company. Prior to this date, Rand Refinery was equity accounted. The year-end of Rand Refinery Limited is 30 September. The results were equity accounted for 2003 and are based on the result for the 12 months ended 30 September 2003.
- A 26.6% (2002: 25.0%) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is 31 March. Equity accounting is based on the results for the twelve months ended 30 September 2003.
Carrying value of associates consists of:
84
84
Unlisted shares at cost
10
10
67
81
Share of retained earnings brought forward
8
6
37
12
Profit after taxation (note 6)
2
4
(19)
(9)
Dividends
(1)
(2)
Rand Refinery Limited became a subsidiary with
-
(116)
effect from 31 December 2003
(17)
-
(4)
(5)
Amortisation of goodwill (note 33)
(1)
-
-
-
Translation
6
1
165
47
Carrying value
7
19
165
47
Directors' valuation of unlisted associates
7
19
The carrying value of the investment can be
summarised as follows:
84
55
Investment at cost
7
10
81
(8)
Share of retained earnings
-
9
165
47
7
19
The group's effective share of certain balance sheet
items of its associates is as follows:
88
13
Non-current assets
2
10
145
47
Current assets
7
17
233
60
Total assets
9
27
32
24
Non-current liabilities
4
4
73
22
Current liabilities
3
8
105
46
Total equity and liabilities
7
12
128
14
Net assets
2
15
Reconciliation of the carrying value of investments
in associates with net assets:
128
14
Net assets
2
15
37
33
Goodwill
5
4
165
47
Carrying value
7
19
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

20. Other investments
Listed investments
131
110
Balance at beginning of year
13
11
1,757
2
Additions
-
152
(1,824)
(246)
Disposals
(33)
(158)
-
34
Acquisitions and disposals - subsidiaries (note 34)
5
-
60
114
Fair value adjustment
15
7
(14)
(13)
Translation
-
1
110
1
Balance at end of year
-
13
110
1
Market value of listed investments
-
13
Unlisted investments
75
37
Balance at beginning of year
4
6
1
6
Additions
1
-
(15)
(6)
Disposals
(1)
(1)
(1)
-
Fair value adjustment
-
-
-
(13)
Write-off of investments
(2)
-
(23)
(2)
Translation
1
(1)
37
22
Balance at end of year
3
4
37
22
Directors' valuation of unlisted investments
3
4
Investment properties
69
50
Balance at beginning of year
6
6
(19)
(11)
Translation
-
-
50
39
Balance at end of year
6
6
50
39
Directors' valuation of investment properties
6
6
197
62
Total other investments
9
23
197
62
Total valuation (note 37)
9
23
21. Interest in joint ventures
(1)
The group's effective share of income, expenses, assets, liabilities and cash flows of joint ventures, which are included in the consolidated financial statements, are as follows:
Income statement
3,271
2,356
Gold income
312
312
(2,149)
(1,608)
Cost of sales
(213)
(205)
1,122
748
Operating profit
99
107
10
1
Financial income
-
1
(94)
(60)
Finance costs
(8)
(9)
1,038
689
Profit on ordinary activities before taxation
91
99
Balance sheet
4,366
3,321
Non-current assets
498
509
1,218
1,320
Current assets
198
142
5,584
4,641
Total assets
696
651
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

21. Interest in joint ventures
(1)
(continued)
3,500
2,561
Shareholders' equity
384
408
Non-current liabilities
746
380
Interest-bearing borrowings
57
87
60
80
Provisions
12
7
317
360
Derivatives
54
37
Current liabilities
172
400
Interest-bearing borrowings
60
20
789
860
Other
129
92
5,584
4,641
Total equity and liabilities
696
651
Cash flow statement
1,573
680
Cash flows from operating activities
90
150
(178)
(295)
Cash flows from investing activities
(39)
(17)
(1,258)
(574)
Cash flows from financing activities
(76)
(120)
137
(189)
Net increase in cash and cash equivalents
(25)
13
22. AngloGold Environmental
Rehabilitation Trust
460
275
Balance at beginning of year
32
38
32
45
Contributions
6
3
197
-
Additional contribution - Free State disposal
-
19
Growth in AngloGold Environmental Rehabilitation
36
32
Trust (note 6)
4
3
Funds transferred in respect of Free State
(253)
-
disposal (note 34)
-
(23)
Additional funds transferred to Free State
(197)
-
Environmental Trust Fund
-
(19)
-
-
Translation
11
11
275
352
Balance at end of year
53
32
23. Other non-current assets
Unsecured
115
179
Loans to joint venture partners
27
13
Deferred purchase consideration in respect of the
326
360
sale of the Free State assets
54
38
Deferred purchase consideration in respect of the
-
29
sale of the Jerritt Canyon Joint Venture
4
-
28
21
Other
4
4
469
589
89
55
Less: Current portion of other non-current assets
3
1
included in current assets
-
-
466
588
Total
89
55
Secured
Deferred purchase consideration in respect of the
-
102
sale of the Amapari project
15
-
-
35
Other
6
-
-
137
21
-
Less: Current portion of other non-current assets
-
58
included in current assets
9
-
-
79
Total
12
-
466
667
Total non-current assets (note 37)
101
55
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

24. Inventories
983
971
Gold in process
146
115
23
77
Gold on hand
11
3
228
236
Ore stockpiles
35
26
111
326
By-products
49
13
1,345
1,610
Total metal inventories
241
157
503
440
Consumable stores
66
59
1,848
2,050
307
216
25. Trade and other receivables
411
336
Trade debtors
51
48
484
320
Prepayments and accrued income
48
56
220
181
Value added taxation
27
26
Receivable in respect of the sale of the Free
688
-
State assets
-
80
387
624
Other debtors
93
45
2,190
1,461
(Note 37)
219
255
26. Cash and cash equivalents
2,900
1,456
Cash and deposits on call
218
338
644
1,911
Money market instruments
287
75
3,544
3,367
(Note 37)
505
413
27. Share capital and premium
Share capital
Authorised
100
100
400,000,000 ordinary shares of 25 SA cents each
15
12
2,000,000 A redeemable preference shares of
1
1
50 SA cents each
-
-
5,000,000 B redeemable preference shares of
-
-
1 SA cent each
-
-
101
101
15
12
Issued
223,136,342 ordinary shares of 25 SA cents each
(2002: 222,622,022 ordinary shares of 25 SA cents
56
56
each)
8
7
2,000,000 A redeemable preference shares of
1
1
50 SA cents each
-
-
778,896 B redeemable preference shares of
-
-
1 SA cent each
-
-
57
57
8
7
Less: A redeemable preference shares held within
(1)
(1)
the group
-
-
56
56
8
7
Share premium
9,863
9,924
Total share premium
1,495
1,166
(312)
(312)
Less: Held within the group
(53)
(53)
9,551
9,612
1,442
1,113
9,607
9,668
Share capital and premium
1,450
1,120
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

28. Borrowings
Unsecured
4,028
3,124
Syndicated loan facility ($600m)
469
470
Interest charged at LIBOR plus 0.7% per annum. Loan is repayable in February 2005 and is US Dollar-based.
-
2,052
Corporate Bond
(1)
308
-
Semi-annual coupons are payable at 10.5% per annum, and the bond is repayable on 28 August 2008 and is ZAR-based.
2,264
1,555
Syndicated loan facility ($400m)
233
264
Interest charged at LIBOR plus 0.75% per annum. Loan is repayable in May 2004 and is US Dollar-based.
19
265
RMB International (Dublin) Limited
40
2
Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, has no fixed repayment date and is US Dollar-based.
87
68
Banco Europeu para a America Latina-Brussels
10
10
Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in monthly instalments commencing March 2004 and terminating in September 2004 and is US Dollar-based.
72
50
Australia and New Zealand Banking Group Limited
7
9
Interest charged at Bank Bill Swop Reference Rate plus 0.35% per annum. Loan is repayable by September 2004 and is Australian Dollar-based.
19
14
Government of Mali
2
2
Interest charged at LIBOR plus 2% per annum. There are no fixed repayment terms and the loan is US Dollar-based.
65
-
Santander Bank
-
8
52
-
Itau Bank
-
6
43
-
HSBC Bamerindus
-
5
6,649
7,128
Total unsecured borrowings
1,069
776
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

28. Borrowings (continued)
Secured
441
221
Geita Syndicated Project Finance
33
51
Interest charged at LIBOR plus 1.7% per annum. Loan is repayable half-yearly until 2007 and is US Dollar-based.
464
158
Cerro Vanguardia Syndicated Project Finance
24
54
Interest charged at LIBOR plus 1.75% per annum. Loan is repayable in half-yearly instalments terminating in December 2004 and is US Dollar-based.
125
48
Morila Syndicated Project Finance
7
15
Interest charged at LIBOR plus 2% per annum. Loan is repayable in half-yearly instalments terminating in December 2004 and is US Dollar-based.
152
99
Senstar Capital Corporation
15
18
Interest charged at an average rate of 6.89% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are US Dollar-based.
65
45
Rolls Royce
7
8
Interest is index linked. Loan is repayable in monthly instalments terminating in December 2010 and is US Dollar-based.
29
16
Investec
2
3
Interest charged at 6.5% per annum. Loan is repayable in half-yearly instalments terminating in June 2006 and is US Dollar-based.
12
8
Kudu Finance Company
1
1
Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is US Dollar-based.
1
-
Mineral Laboratories of Australia (Pty) Limited
-
-
7,938
7,723
Total borrowings (note 37)
1,158
926
Less: Current portion of borrowings included in
719
2,340
current liabilities
351
84
7,219
5,383
Total long-term borrowings
807
842
Amounts falling due
719
2,340
Within one year
351
84
2,788
3,214
Between one and two years
482
325
4,355
2,138
Between two and five years
320
508
76
31
After five years
5
9
7,938
7,723
(Note 37)
1,158
926
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

28. Borrowings (continued)
Currency
The currencies in which the borrowings are
denominated are as follows:
72
50
Australian Dollars
7
9
-
2,052
SA Rands
308
-
7,866
5,621
US Dollars
843
917
7,938
7,723
1,158
926
Undrawn Facilities
Undrawn borrowing facilities as at 31 December 2003
are as follows:
1,184
1,120
Syndicated loan ($400m) - US Dollar
168
138
1,158
900
Syndicated loan ($600m) - US Dollar
135
135
Australia and New Zealand Banking Group Limited
168
201
- Australian Dollar
30
20
2,510
2,221
333
293
Geita Project Finance
Secured by pledge over the shares in the project
company.
Cerro Vanguardia Project Finance
Secured by a fixed and floating charge over the project
assets (note 17), the major project contracts and a pledge
over the shares in the project company.
Morila Project Finance
Secured by a fixed and floating charge over the project
assets (note 17), the hedging contracts and a pledge
over the shares in the project company.
Investec
Loan is guaranteed by AngloGold Limited.
The equipment financed by the other secured loans
is used as security for those loans.
Corporate Bond
(1)
-
2,000
Senior unsecured fixed rate bond
300
-
-
20
Less: Unamortised discount and bond issue costs
3
-
-
1,980
297
-
-
72
Add: Accrued interest
11
-
-
2,052
308
-
(1)
On 21 August 2003, AngloGold launched and priced an issue of senior unsecured fixed rate bond in an aggregate principal amount of $300m, R2,000m, with semi-annual coupons payable at a rate of 10.5% per annum. This bond will be repayable on 28 August 2008, subject to early redemption at AngloGold's option. The bond is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes. Included in finance costs in the income statement is $nil, R1m for the amortisation of the bond issue costs.
(1)
The effect of the issue of the Corporate Bond on earnings per share is not material.
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

29. Provisions
Post-retirement medical funding
743
700
Balance at beginning of year
82
62
(34)
-
Disposal (note 34)
-
(3)
52
227
Charge to income statement
30
5
(52)
(56)
Less: Utilised during the year
(8)
(5)
(9)
(5)
Translation
26
23
700
866
Balance at end of year
130
82
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The above provision relates to the South African and North American post-retirement medical plans.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.
The assumptions used in calculating the defined benefit post-retirement medical obligation are as follows:
%
Discount rate
10.0
11.5
Expected increase in health care costs
5.0
9.2
Short-term inflation rate for one year is 5.5% and 5% thereafter.
The normal retirement age is 60 years, and fully eligible age is 55 years.
The last valuation was performed as at 31 December 2002.
Environmental rehabilitation obligations
Provision for decommissioning
529
405
Balance at beginning of year
47
44
(112)
(28)
Acquisition and disposals (note 34)
(4)
(10)
10
(2)
Change in estimates
-
1
40
22
Unwinding of decommissioning obligation (note 7)
4
4
-
(46)
Reversal of over-provision (note 9)
(7)
-
(62)
(25)
Translation
9
8
405
326
Balance at end of year
49
47
Provision for restoration
1,078
800
Balance at beginning of year
93
90
(179)
(160)
Acquisition and disposals (note 34)
(21)
(16)
-
(46)
Reversal of over-provision (note 9)
(7)
-
157
89
Charge to income statement
12
15
10
5
Change in estimates
1
1
(42)
(35)
Less: Utilised during the year
(5)
(4)
(224)
(91)
Translation
11
7
800
562
Balance at end of year
84
93
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

29. Provisions (continued)
Other provisions
223
103
Balance at beginning of year
12
19
10
122
Charge to income statement
16
1
(69)
(139)
Less: Utilised during the year
(18)
(8)
(61)
(8)
Translation
2
-
103
78
Balance at end of year
12
12
2,008
1,832
Total provisions
275
234
Other provisions include civil claims and medical costs arising from former employees, and retirement benefit provisions referred to in note 32.
30. Deferred taxation
Deferred taxation relating to temporary differences
is made up as follows
(1)
:
Deferred taxation liabilities
4,369
4,703
Mining assets
705
509
113
101
Inventories
15
13
45
155
Derivatives
23
5
69
114
Other
18
8
4,596
5,073
761
535
Deferred taxation assets
589
658
Provisions
99
68
552
390
Derivatives
58
64
10
39
Other
6
1
1,151
1,087
163
133
3,445
3,986
Net deferred taxation
598
402
The movement on the deferred tax balance is as follows:
3,423
3,445
Balance at beginning of year
402
286
(194)
554
Income statement charge (note 14)
75
(12)
415
40
Taxation of other comprehensive income
(7)
40
(40)
14
Acquisition and disposals (note 34)
2
(4)
(159)
(67)
Translation
126
92
3,445
3,986
Balance at end of year
598
402
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
31. Trade and other payables
698
676
Trade creditors
101
81
665
557
Accruals
82
78
782
791
Other creditors
118
91
Accrued purchase consideration for mineral rights
-
315
acquired from Gold Fields Limited
49
-
2,145
2,339
(Note 37)
350
250
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

32. Retirement benefits
The group has made provision for pension and provident schemes covering substantially all employees. Eligible employees are members of either AngloGold's defined benefit fund or one of the industry-based defined contribution funds.
There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered funds separated from the group's assets. Scheme assets primarily consist of listed shares, fixed income securities and foreign assets.
Contributions to the various defined contribution retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to $25m, R186m (2002: $16m, R167m).
South Africa region
Defined benefit pension fund
855
1,089
Present value of fund obligation
163
100
(797)
(920)
Fair value of fund assets
(138)
(93)
58
169
25
7
(58)
(169)
Unrecognised actuarial loss
(25)
(7)
-
-
Recognised in balance sheet
-
-
797
920
Market value of plan assets
138
93
Plan assets are made up as follows:
451
549
Domestic equities
82
53
93
75
Foreign equities
11
11
146
191
Domestic fixed interest bonds
29
17
26
34
Foreign fixed interest bonds
5
3
25
-
Property
-
3
56
71
Cash
11
6
797
920
Total
138
93
Movement in the balance sheet
-
-
Beginning of year
-
-
35
62
Expense per income statement
8
3
(35)
(62)
Contributions paid - company
(8)
(3)
-
-
End of year
-
-
Actual return on plan assets
97
92
Expected return on plan assets
12
9
(91)
28
Actuarial gain (loss) on plan assets
4
(8)
6
120
(Note 11)
16
1
The assumptions used in calculating the above defined
benefit pension plan obligation are as follows:
%
Discount rate
8.5
11.5
Pension increase
3.6
6.1
Rate of compensation increase
5.0
7.8
Expected return on plan assets
8.5
11.5
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

32. Retirement benefits (continued)
A statutory valuation of the defined benefit Pension Fund was performed as at 31 December 2002, which showed that the Fund was in deficit. This will require a review of the company's rate of contribution to the Fund, with the aim of restoring the Fund to a sound financial position over a period of time. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund's financial position are carried out in years when a statutory valuation is not performed.
All South African funds are governed by the Pension Funds Act of 1956 as amended.
East and West Africa region
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Australia region
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003

Group financial statements

32. Retirement benefits (continued)
North America region
The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2m, R16m, (2002: $2m, R17m) which are included in post-retirement medical provisions (note 29) in the balance sheet. The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2003 and 2002.
Defined Contribution Plan - AngloGold North America sponsors a 401(k) savings plan whereby employees may contribute up to 17% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold North America. AngloGold North America's contributions were $2m, R15m (2002: $2m, R21m) during the year.
Supplemental Employee Retirement Plan - Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the "SERP"), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2002 who took into account reasonable long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of $1m, R6m (2002: $1m, R9m) which are included in other provisions (note 29) in the balance sheet. The SERP is an unfunded plan. The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year was nominal.
South America region
The AngloGold South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambras Sociedade de Previdencia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on 30 November 1998, an actuarial liability of $6m, R51m was calculated. This liability is annually revised by Mercer, the plan's actuary, and provided for under other provisions which as at 31 December 2003 amounted to $6m, R38m (2002: $3m, R36m).
In December 2001, contributions started to be made to a new PGBL fund, a defined contribution plan similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambras to the PGBL requires approval from governmental SPC agency (still in process) and is conditional on the full funding of the actuarial liability.

2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
110
33. Cash generated from operations
5,331
3,546
Profit on ordinary activities before taxation
472
512
Adjusted for:
(197)
(252)
Non-cash movements
(34)
(19)
(132)
(449)
Movement on non-hedge derivatives
(65)
(16)
2,566
1,739
Amortisation of mining assets (notes 4, 10 and 17)
232
245
(373)
(285)
Interest receivable (note 6)
(38)
(36)
4
86
Other net expenses
10
1
464
362
Finance costs (note 8)
49
44
-
122
Abnormal items (note 9)
19
-
293
221
Amortisation of goodwill (notes 18 and 19)
29
28
-
327
Impairment of mining assets (note 17)
44
-
-
(331)
Profit on disposal of investments (note 13)
(45)
-
92
(75)
(Profit) loss on disposal of assets and subsidiaries
(10)
8
(2)
-
Termination of retirement benefit plans
-
-
209
(484)
Movements in working capital
(71)
(9)
8,255
4,527
592
758
Movements in working capital:
85
(165)
(Increase) decrease in inventories
(87)
(54)
488
57
(Increase) decrease in trade and other receivables
(53)
(5)
(364)
(376)
Increase (decrease) in trade and other payables
69
50
209
(484)
(71)
(9)
34. Acquisitions and disposals
Acquisitions and disposals can be summarised
as follows:
1,408
34
Mining assets (note 17)
3
117
253
-
Environmental Trust Fund (note 22)
-
23
2
(34)
Inventories
(5)
-
130
(9)
Trade and other receivables
(1)
11
(81)
(58)
Cash and cash equivalents
(9)
(8)
40
103
Minority interests
15
4
384
(12)
Borrowings
(2)
38
(325)
(188)
Provisions (note 29)
(25)
(29)
(40)
14
Deferred taxation (note 30)
2
(4)
(163)
44
Trade and other payables
7
(15)
1,608
(106)
Carrying value
(15)
137
Profit (loss) on disposal of assets and subsidiaries
(145)
82
(note 12)
10
(13)
1,463
(24)
Net sale (purchase) consideration
(5)
124
(688)
-
Recoupment taxation (note 14)
-
(63)
-
116
Investments in associates
17
-
(291)
(50)
Deferred sales consideration
(6)
(26)
81
58
Cash and cash equivalents
9
8
-
(34)
Shares received in Queenstake Resources (note 20)
(5)
-
565
66
Net cash flow on disposals (acquisition)
10
43

Group financial statements

2002
2003
Figures in million
2003
2002
SA Rands
US Dollars
34. Acquisitions and disposals (continued)
Net cash flow on disposals (acquisition) can be
565
66
summarised as follows:
10
43
-
58
Consolidation of Rand Refinery Limited
9
-
Net cash flow on disposal of Jerritt Canyon
-
8
Joint Venture
1
-
(979)
-
Purchase of additional interest in Cerro Vanguardia
-
(97)
Sales consideration of Free State assets and
1,544
-
Stone & Allied
-
140
Rand
Acquisitions comprise the following:
Rand
Cerro
Refinery
Refinery
Cerro
Vanguardia
Limited
Limited
Vanguardia
1,292
160
Mining assets
23
128
71
49
Inventories
7
7
151
15
Trade and other receivables
2
15
81
58
Cash and cash equivalents
9
8
(40)
(103)
Minority interests
(15)
(4)
(384)
-
Borrowings
-
(38)
(30)
-
Provisions
-
(3)
40
(14)
Deferred taxation
(2)
4
(121)
(49)
Trade and other payables
(7)
(12)
1,060
116
Carrying value
17
105
-
-
Profit (loss) on disposal of assets and subsidiaries
-
-
1,060
116
Purchase consideration
17
105
-
(116)
Investments in associates
(17)
-
(81)
(58)
Cash and cash equivalents
(9)
(8)
979
(58)
Cash flow on acquisition
(9)
97
Free
Disposals comprise the following:
Free
State and
Jerritt
Jerritt
State and
Stone
Canyon
Canyon
Stone &
& Allied
JV
JV
Allied
2,700
194
Mining assets
26
245
253
-
Environmental Trust Fund
-
23
73
15
Inventories
2
7
281
6
Trade and other receivables
1
26
-
(12)
Borrowings
(2)
-
(355)
(188)
Provisions
(25)
(32)
(284)
(5)
Trade and other payables
-
(27)
2,668
10
Carrying value
2
242
(145)
82
Profit (loss) on disposal of assets and susidiaries
10
(13)
2,523
92
Sale consideration
12
229
(688)
-
Recoupment taxation
-
(63)
(291)
(50)
Deferred sale consideration
(6)
(26)
-
(34)
Shares received in Queenstake Resources
(5)
-
1,544
8
Cash flow on disposals
1
140

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
112
34. Acquisitions and disposals (continued)
The interest in Rand Refinery Limited has been consolidated from 31 December 2003 as AngloGold now controls the financial and operating policies of this company. Prior to this date, Rand Refinery Limited was equity accounted as AngloGold was deemed to have only significant influence on the financial and operating policies. The change in status was a result of an ownership agreement giving AngloGold effective control.
AngloGold sold its 70% interest in the Jerritt Canyon Joint Venture effective 30 June 2003. On 27 February 2003, AngloGold, together with its partner in the Jerritt Canyon Joint Venture, announced that they had entered into a purchase and sale agreement with Queenstake Resources USA Inc (Queenstake) for their entire interests in the Jerritt Canyon Joint Venture. In terms of the agreement, Queenstake paid the Jerritt Canyon Joint Venture $1m in cash and 32m shares of Queenstake, with $6m in deferred payments, and $4m in royalty payments. Queenstake has accepted full closure and reclamation and other liabilities. The transaction closed on 2 July 2003. AngloGold sold its entire interest in Queenstake during November 2003.
35. Related parties
Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
Purchases
Amounts
Purchases Amounts
from
owed to
from owed  to
related
related
related related
parties
parties
parties parties
Figures in million
2003
2002
US Dollars
With fellow subsidiaries of the Anglo American plc
group
Boart Longyear Limited - mining services
11
1
9                    -
Mondi Limited - timber
11
1
18                   1
Scaw Metals - A division of Anglo Operations Limited - steel and engineering
12
1
11 1
Associates
Rand Refinery Limited - gold refinery
2
-
2                    -
SA Rands
With fellow subsidiaries of the Anglo American plc
group
Boart Longyear Limited - mining services
82
7
89                   3
Mondi Limited - timber
86
7
189                   5
Scaw Metals - A division of Anglo Operations Limited - steel and engineering
87
7
113 4
Associates
Rand Refinery Limited - gold refinery
18
-
24                   3
Directors
Details relating to directors' emoluments and shareholdings in the company are disclosed in the directors' report.
Shareholders
The principal shareholders of the company are detailed on page 153.

Group financial statements

36. Commitments and contingencies
Acquisition of mining assets
918
653
Contracted for
98
107
3,234
4,181
Not contracted for
627
377
4,152
4,834
Authorised by the directors
725
484
Allocated for:
Expansion of operations
1,424
2,594
- within one year
389
166
1,510
553
- thereafter
83
176
2,934
3,147
472
342
Maintenance of operations
1,141
1,620
- within one year
243
133
77
67
- thereafter
10
9
1,218
1,687
253
142
This expenditure will be financed from existing cash resources and future borrowings.
Contingent liabilities
The group has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $12m, R82m (2002: $17m, R150m).
AngloGold has signed surety in favour of the bankers on the Yatela loan for $6m, R40m (2002: $8m, R69m).
AngloGold has provided a letter of credit for Geita Gold Mining Ltd for $19m, R127m (2002: $19m, R163m).
Discussions are underway with the Mali government as to the validity of tax claims for an attributable amount of $6m, R40m, including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold's prior mining convention stability agreements and different interpretations of the legislation. The final outcome cannot be determined at present.
AngloGold North America has a potential liability in respect of preference claims from a third party amounting to $2m, R14m. This is in respect of gold shipments returned by the third party to AngloGold North America which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the US Bankruptcy Code.
AngloGold North America has $45m, R300m (2002: $59m, R506m) of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Limited.
Various equipment tax claim guarantees in South America in the amount of $3m, R20m (2002: $7m, R63m).
Contingent assets
Future royalty payments are anticipated from Queenstake Resources in terms of the sale agreement of Jerritt Canyon, which cannot be estimated as they are dependent on future production.
2002
2003
Figures in million
2003
2002
SA Rands
US Dollars

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
114
37. Risk management activities
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off- balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury Committee, chaired by the independent chairman of the AngloGold Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.
Gold price and currency risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US Dollars which exposes the group to the risk that fluctuations in the SA Rand/US Dollar, Brazilian Real/US Dollar and Australian Dollar/US Dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These instruments may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.
Net delta open hedge position as at 31 December 2003
The group had the following net forward-pricing commitments outstanding against future production.
Table A: Summary: All open contracts in the group's gold hedge position at 31 December 2003
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Dollar/Gold
Forward contracts
Amount (kg)
18,374 26,576 19,862 18,974 15,801 10,078 109,665
$/oz $315 $324 $333 $337 $352 $360 $334
Put options purchased
Amount (kg)
5,772 2,624 4,918 728 14,042
$/oz $382 $363 $363 $292 $367
*Delta (kg) 1,703 637 1,102 49 3,491
Put options sold
Amount (kg)
13,997 2,799 4,354 21,150
$/oz $362 $345 $339 $355
*Delta (kg) 2,800 441 681 3,922
Call options purchased
Amount (kg)
7,112 7,112
$/oz $330 $330
*Delta (kg) 6,990 6,990
Call options sold
Amount (kg)
14,413 18,227 16,547 14,308 14,183 40,061 117,739
$/oz $376 $338 $346 $336 $347 $369 $355
*Delta (kg) 10,973 15,419 13,564 12,201 11,911 33,244 97,312

Group financial statements

37. Risk management activities (continued)
Table A: Summary: All open contracts in the group's gold hedge position at 31 December 2003 (continued)
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Rand/Gold
Forward contracts
Amount (kg)
6,249 8,145 4,500 2,830 2,799 933 25,456
R/kg R73,930 R119,409 R96,436 R118,197 R120,662 R116,335 R104,074
Put options purchased
Amount (kg)
933 2,808 2,808 6,549
R/kg R99,346 R95,511 R95,511 R96,057
*Delta (kg) 614 964 721 2,299
Put options sold
Amount (kg)
2,333 1,400 1,400 5,133
R/kg R89,250 R88,414 R88,414 R88,794
*Delta (kg) 1,061 364 280 1,705
Call options sold
Amount (kg)
4,679 5,620 5,621 1,493 2,986 8,958 29,357
R/kg R118,661 R130,321 R131,389 R173,119 R187,586 R216,522 R162,971
*Delta (kg) 384 1,694 2,188 294 615 2,396 7,571
A Dollar/Gold
Forward contracts
Amount (kg)
8,279 6,221 9,331 8,398 3,110 10,233 45,572
A$/oz A$533 A$680 A$661 A$633 A$647 A$651 A$632
Call options purchased
Amount (kg)
3,110 6,221 3,732 3,110 8,087 24,260
A$/oz A$724 A$673 A$668 A$680 A$710 A$692
*Delta (kg) 714 2,985 2,013 1,843 4,996 12,551
Call options sold
Amount (kg)
933 933
A$/oz A$506 A$506
*Delta (kg) 933 933
Total net gold
Delta (kg)
36,658 58,137 47,322 40,733 32,393 51,888 267,131
Delta (oz)
1,178,572 1,869,146 1,521,446 1,309,585 1,041,466 1,668,226  8,588,441
All open contracts in the group's currency hedge position at 31 December 2003
Table B: Summary: All open contracts in the group's currency hedge position at 31 December 2003
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Rand/Dollar (000)
Put options purchased
Amount ($)
35,000 35,000
ZAR per $ R7.20 R7.20
*Delta ($) 27,689 27,689
Put options sold
Amount ($)
35,000 35,000
ZAR per $ R6.74 R6.74
*Delta ($) 17,417 17,417

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
116
37. Risk management activities (continued)
Table B: Summary: All open contracts in the group's currency hedge position at 31 December 2003 (continued)
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Rand/Dollar (000)
Call options sold
Amount ($)
50,000 50,000
ZAR per $ R7.21 R7.21
*Delta ($) 14,318 14,318
A Dollar (000)
Forward contracts
Amount ($)
29,275 29,267 58,542
$ per A$ $0.59 $0.55 $0.57
Put options purchased
Amount ($)
10,000 10,000
$ per A$ $0.63 $0.63
*Delta ($) 9,269 9,269
Put options sold
Amount ($)
10,000 10,000
$ per A$ $0.68 $0.68
*Delta ($) 7,491 7,491
Call options sold
Amount ($)
20,000 20,000
$ per A$ $0.60 $0.60
*Delta ($) 582 582
*
The delta position indicated above is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
The marked-to-market value of all hedge transactions making up the hedge position was a negative $663.7m (negative R4.4bn) as at 31 December 2003 (as at 31 December 2002: negative $446.6m - negative R3.81bn). These values were based on a gold price of $415.75/oz, exchange rates of R/$6.64 and A$/$0.75 and the prevailing market interest rates and volatilities at the time.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimising risks. The group is able to actively source financing at competitive rates.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements.

Group financial statements

37. Risk management activities (continued)
Investment maturity profile
Fixed                   Floating
rate
rate
investment
Effective investment
Effective
amount
rate
amount
rate
Maturity date
Currency
million
%
million
%
Less than one year $ 23 0.9 120 0.9
ZAR 884 7.9 1,206 7.5
A$ 4 2.8
EUR 4 1.0
FCFA 1,375 3.0
REAIS 98 16.3
PESOS 3 6.0
Greater than one year $ 20 1.9
ZAR 396 7.9
Borrowing maturity profile (note 28)
Within                       Between                 Between
one year
one and two years
two and five years
After five years
Borrowings
Effective Borrowings
EffectiveBorrowings
EffectiveBorrowings
Effective
amount
rate
amount
rate
amount
rate
amount
rate
Currency
million
%
million
%
million
%
million
%
$ 333 1.9 482 2.0 23 4.2 5 4.9
A$ 10 5.9
ZAR 72
(1)
- 1,980 10.5
Interest rate risk
Fixed for less than
Fixed for between
Fixed for greater
one year
one and three years
than three years
Total
Borrowings
Effective Borrowings
Effective Borrowings
Effective borrowings
amount
rate
amount
rate
amount
rate
amount
Currency
million
%
million
%
million
%
million
$ 819 2.0 2 6.5 22 5.3 843
A$ 10 5.9 10
ZAR 72
(1)
- 1,980 10.5 2,052
(1)
Represents interest accrual on the corporate bond as at 31 December 2003.
Interest rate swaps
The group has interest rate swap agreements to convert $150m (R1,000m) of its $300m (R2,000m) fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and receives interest at a fixed rate of 10.5% and pays floating JIBAR (reset quarterly) plus a spread of 0.915%.
This transaction matures in August 2008. The swap is subsequently re-measured at fair value, but is not designated as a fair value hedge. The marked-to-market of the transaction was a positive $5m (R32m) as at 31 December 2003.
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place.

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
118
37. Risk management activities (continued)
Trade debtors comprise a small group of international companies. No provision for doubtful debts was made as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group believes that no concentration of credit exists.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December are as follows:
Type of instrument
Carrying
Fair
Fair Carrying
amount
value
Amount Value
Figures in million
2003
2002
US Dollars
Other investments (note 20)
9
9
23 23
Other non-current assets (note 23)
101
101
55 55
Trade and other receivables (note 25)
219
219
255 255
Cash and cash equivalents (note 26)
505
505
413 413
Borrowings (note 28)
1,158
1,168
926 926
Trade and other payables (note 31)
350
350
250 250
Derivatives comprise the following:
(299)
(659)
(241) (447)
Forward sale commodity contracts
(225)
(350)
(151) (194)
Option contracts
(84)
(319)
(73) (236)
Foreign exchange contracts
3
3
(17) (17)
Foreign exchange option contracts
2
2
- -
Interest rate swaps
5
5
- -
SA Rands
Other investments (note 20)
62
62
197 197
Other non-current assets (note 23)
667
667
466 466
Trade and other receivables (note 25)
1,461
1,461
2,190 2,190
Cash and cash equivalents (note 26)
3,367
3,367
3,544 3,544
Borrowings (note 28)
7,723
7,789
7,938 7,938
Trade and other payables (note 31)
2,339
2,339
2,145 2,145
Derivatives comprise the following:
(1,991)
(4,394)
(2,071) (3,834)
Forward sale commodity contracts
(1,497)
(2,331)
(1,298) (1,665)
Option contracts
(560)
(2,129)
(627) (2 023)
Foreign exchange contracts
21
21
(146) (146)
Foreign exchange option contracts
13
13
- -
Interest rate swaps
32
32
- -
The fair value amounts include off balance sheet designated hedges, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.

Group financial statements

37. Risk management activities (continued)
Derivative maturity profile
Total
Assets
Liabilities
Figures in million
2003
US Dollars
Total
(299)
471
(770)
Less: Amounts to mature within 12 months of balance sheet date
64
(377)
441
Amounts to mature thereafter
(235)
94
(329)
SA Rands
Total
(1,991)
3,145
(5,136)
Less: Amounts to mature within 12 months of balance sheet date
427
(2,515)
2,942
Amounts to mature thereafter
(1,564)
630
(2,194)
2002
Total
Assets
Liabilities
Figures in million
2002
US Dollars
Total (241) 297 (538)
Less: Amounts to mature within 12 months of balance sheet date 69 (233) 302
Amounts to mature thereafter (172) 64 (236)
SA Rands
Total (2,071) 2,545 (4,616)
Less: Amounts to mature within 12 months of balance sheet date 592 (1,996) 2,588
Amounts to mature thereafter (1,479) 549 (2,028)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Trade and other receivables, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Investments and other non-current assets
Listed investments are carried at market value while unlisted investments are carried at directors' valuation. Other non-current assets are carried at discounted value.
Borrowings
The fair value of listed fixed rate debt is shown at its market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2003.

Notes to the group financial statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
120
38. Events after balance sheet date
Disposal of Union Reefs Gold Mine
AngloGold Australia Limited announced on 14 November 2003 that it had entered into an agreement with Greater Pacific Gold Limited to sell its 100% owned Northern Territory gold mining assets. These comprise the Union Reefs gold mine at Pine Creek and associated assets and tenements. The sale is dependent upon Greater Pacific Gold Limited meeting the staged payments schedule and various other AngloGold Australia Limited related performance criteria. The transaction is conditional upon a satisfactory due diligence outcome, the attainment of all regulatory approvals, shareholder approval and securing requisite financing arrangements. The agreed staged purchase consideration for these assets is A$6m ($5m, R31m). The potential profit on the disposal of Union Reefs is A$5m ($3m, R25m). Additional profit may arise if the rehabilitation provision is not fully depleted prior to sale or if interest is payable on payments not paid by the due date.
Sale of Western Tanami Project
AngloGold Australia Limited announced on 24 November 2003 that it had agreed to sell its Western Tanami Project to Tanami Gold NL. The Western Tanami project comprises an established exploration camp and associated equipment, a number of Exploration Licences in northern Western Australia and includes the Coyote gold project. The sale agreement was concluded on 20 January 2004. In addition to the deposit made on 24 November 2003 of A$0.3m ($0,2m, R1m), Tanami Gold has made a further A$4m ($3m, R19m) cash payment and issued 25 million fully paid ordinary shares to AngloGold. A further payment of A$5m ($3m, R25m) will be made by 16 May 2004 and future royalty payments will be made on gold produced above 300,000oz up to 1Moz. The potential profit on the disposal of the Western Tanami project is A$3m ($2m, R15m) excluding the potential royalty payments. Including the royalty payments, the potential profit would be dependent on the final gold production.
Proposed Merger between AngloGold and Ashanti
AngloGold and Ashanti Goldfields Company Limited issued a joint announcement on 4 August 2003, which detailed the proposed merger of the two companies. The Transaction Agreement which was signed by both parties outlined the terms and structure of the merger. On 15 October 2003, it was announced that Lonmin Plc, which holds 27.6% of Ashanti's issued share capital, had undertaken to vote its shares in favour of the merger. The merger is conditional on the support of the government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement and its confirmation by the High Court of Ghana and certain other regulatory approvals and third party consents, as detailed in the 4 August 2003 announcement.
AngloGold announced on 12 December 2003, the terms and conditions of the Support Deed entered into with the Government of Ghana, whereby the Government agreed to vote its shares in Ashanti in favour of the merger, as well as the definitive terms of a Stability Agreement to be entered into with the government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti.
On 26 January 2004, AngloGold announced that confirmation had been received from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme relating to the merger of AngloGold and Ashanti, without registration in the United States. Once the required approvals of the parliament and government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders.
AngloGold anticipates that the transaction will be completed during April 2004.
Launch of Convertible Bonds Offer
On 19 February 2004 AngloGold announced the final terms of an offering of $900m (subject to increase by up to $100m pursuant to an option) Convertible Bonds which are due 2009, by its wholly owned subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold.

Group financial statements

38. Events after balance sheet date (continued)
On 20 February 2004, AngloGold announced it had placed all $900m of the convertible bonds at a semi-annual coupon of 2.375%.
On 25 February 2004, the above-mentioned option was exercised, increasing the total bonds issued by AngloGold to $1,000m.
The bonds are convertible into American Depositary Shares (ADS) of AngloGold, at a strike price of $65 per ADS, at the option of the holder. Each ADS represents one ordinary share of AngloGold. The conversion premium to the reference volume weighted average price of the ADSs on the New York Stock Exchange of $40.625 on the launch day, was 60%. If all bond holders exercise their conversion options, 15,384,615 new ADSs would be created. If the bonds have not been converted by 20 February 2009, they will be redeemed at par on 27 February 2009. Other terms include an issuer call at 130% after 3 years and a conversion ratio adjustment to cater for events such as share splits and capital distributions, etc.
The proceeds of the offering of the Bonds will be used to repay outstanding indebtedness, to pay transaction costs relating to the proposed merger with Ashanti Goldfields Company Limited and for general corporate purposes.
Application has been made to, and approval received from, the UK listing Authority for the bonds to be admitted to the Official List, and the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange plc's market for listed securities.

Company income statement
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
122
Revenue
1
9,245
10,356
Gold income 1
8,845
9,718
Cost of sales 2
(6,762)
(6,383)
2,083
3,335
Non-hedge derivatives
877
794
Operating profit
2,960
4,129
Corporate administration and other expenses
(283)
(227)
Market development costs
(115)
(173)
Net inter-company royalties, dividends and interest
(189)
(336)
Exploration costs
(128)
(126)
Investment income 3
197
318
Other net expenses 4
(114)
(72)
Finance costs 5
(185)
(162)
Marked-to-market of debt financial instruments
38
-
Abnormal items 6
(122)
(102)
Profit before exceptional items
7
2,059
3,249
Amortisation of goodwill
(5)
(4)
Impairment of mining assets Group 17
(247)
-
Loss on disposal of mines 23
-
(80)
Profits (loss) on disposal of assets
10
(14)
Debt written off
(9)
(56)
Profit on ordinary activities before taxation
1,808
3,095
Taxation 9
(767)
(1,138)
Net profit
1,041
1,957
Adjusted operating profit
The operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Operating profit
2,960
4,129
Unrealised non-hedged derivatives
(576)
(17)
Adjusted operating profit
2,384
4,112
Figures in million
Notes
2003
2002
SA Rands
The company annual financial statements represent the South African operations and corporate office. These company annual financial statements are a statutory requirement, and are accordingly presented in SA Rands only.

Company financial statements
Company balance sheet
as at 31 December 2003
123
Assets
Non-current assets
Mining assets
10
9,161
7,974
Investments in associates Group 19
47
165
Investments in subsidiaries
7,257
5,747
Other investments 11
17
18
AngloGold Environmental Rehabilitation Trust 12
230
185
Intra-group balances
832
3,953
Other non-current assets 13
369
333
Derivatives 26
572
524
18,485
18,899
Current assets
Inventories
14
389
397
Trade and other receivables 15
535
1,078
Cash and cash equivalents 16
1,886
1,641
Current portion of other non-current assets
1
-
Derivatives 26
2,106
1,546
4,917
4,662
Total assets
23,402
23,561
Equity and liabilities
Shareholders' equity
(1)
8,409
9,836
Non-current liabilities
Borrowings
17
1,980
2,264
Provisions 18
1,174
1,068
Intra-group balances
2,094
2,198
Deferred taxation 19
3,413
2,692
Derivatives 26
959
1,171
9,620
9,393
Current liabilities
Current portion of borrowings
17
1,627
-
Trade and other payables 20
1,507
1,161
Taxation
52
1,047
Derivatives 26
2,187
2,124
5,373
4,332
Total equity and liabilities
23,402
23,561
(1)
Shareholders' equity is analysed in the statement of changes in shareholders' equity (see page 125).
Figures in million
Notes
2003
2002
SA Rands

Company cash flow statement
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
124
Cash flows from operating activities
Cash receipts from customers
8,952
10,143
Cash paid to suppliers and employees
(6,779)
(6,347)
Cash generated from operations 22
2,173
3,796
Interest received
149
248
Contributions to the AngloGold Environmental Rehabilitation Trust 12
(45)
(32)
Dividends received from unlisted associate Group 19
9
19
Finance costs
(120)
(162)
Recoupments tax received: Free State assets
681
-
Recoupments tax paid: Free State assets
(681)
-
Taxation paid
(452)
(796)
Net cash inflow from operating activities
1,714
3,073
Cash flows from investing activities
Capital expenditure
- to expand operations
10
(545)
(745)
- to maintain operations 10
(1,302)
(406)
Proceeds from disposal of mining assets
10
-
Proceeds from disposal of mine 23
-
1,544
Proceeds from disposal of investments
1
1,828
Other investments acquired
(1)
(291)
Intra-group loans
871
(1,478)
Loans advanced
(2)
-
Repayment of loans advanced
2
29
Net cash inflow from investing activities
(966)
481
Cash flows from financing activities
Proceeds from issue of share capital
63
156
Share issue expenses
(2)
(116)
Proceeds from borrowings
2,184
1,842
Repayment of borrowings
(412)
(1,753)
Dividends paid Group 16
(2,336)
(2,728)
Net cash outflow from financing activities
(503)
(2,599)
Net increase in cash and cash equivalents
245
955
Cash and cash equivalents at beginning of year
1,641
686
Cash and cash equivalents at end of year 16
1,886
1,641
Figures in million
Notes
2003
2002
SA Rands

Company financial statements
Company statement of changes in shareholders' equity
for the year ended 31 December 2003
125
Balance at 31 December 2001 55 8,398 51 (1,282) 1,603 8,825
Net profit 1,957        1,957
Dividends (Group note 16) (2,728) (2,728)
Ordinary shares issued 2 1,581 1,583
Share issue expenses written off (116) (116)
Net loss on cash flow hedges removed
from equity and reported in income
539 539
Net gain on cash flow hedges 592 592
Deferred taxation on cash flow hedges (430) (430)
Translation (386) (386)
Balance at 31 December 2002 57 9,863 (335) (581) 832 9,836
Net profit 1,041 1,041
Dividends (Group note 16) (2,336) (2,336)
Ordinary shares issued 61 61
Net loss on cash flow hedges removed
from equity and reported in income
85 85
Net gain on cash flow hedges 71 71
Deferred taxation on cash flow hedges (92) (92)
Net gain on repayment of net investment 3 - 3
Translation (260) (260)
Balance at 31 December 2003
57 9,924 (592) (517) (463) 8,409
Note Group Group
note 27 note 27
(1)
Non-distributable reserves is a surplus on disposal of company shares within the group R141m (2002: R141m), and a downward revaluation of foreign denominated loans and intra-group balances R733m (2002: R476m).
(2)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs upon which the gains or loses are recognised in earnings.
Ordinary
Ordinary
and
and
Non-
Other
preference preference
distri-
compre-
Share-
share
share butable-
hensive
Retained
holders'
capital
premium reserves
(1)
income
(2)
earnings
equity
Figures in million
SA Rands

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
126
1.
Revenue
Revenue consists of the following principal categories:
Gold income
8,845
9,718
Sale of uranium, silver and sulphuric acid
215
357
Interest receivable (note 3)
185
281
9,245
10,356
2.
Cost of sales
Cash operating costs
6,174
5,621
Other cash costs
52
42
Total cash costs
6,226
5,663
Retrenchment costs (note 8)
27
30
Rehabilitation and other non-cash costs
75
138
Production costs
6,328
5,831
Amortisation of mining assets (notes 7, 10 and 22)
415
607
Total production costs
6,743
6,438
Decrease (increase) in inventory
19
(55)
6,762
6,383
3.
Investment income
Investment income consists of the following principal categories:
Interest receivable (notes 1 and 22)
185
281
Profit from associates after taxation (note 22 and Group note 16)
12
37
197
318
4.
Other net expenses
Other net expenses consists of the following principal categories:
Foreign exchange (loss) gain on transactions other than sales
(2)
2
Post-retirement medical expenses for disposed mines and medical aid shortfall subsidies
(101)
(41)
(103)
(39)
Unwinding of decommissioning obligation (notes 18 and 22)
(11)
(33)
(114)
(72)
5.
Finance costs
Finance costs paid on bank loans and overdrafts
98
162
Finance costs on corporate bond
73
-
Other
14
-
(Note 22)
185
162
No interest was capitalised during the year (2002: nil).
Figures in million
2003
2002
SA Rands

Company financial statements

6.
Abnormal items
Abnormal items consist of the following items:
Provision for post-retirement medical liability
214
-
Reversal of over-provisions in decommissioning (note 18)
(46)
-
Reversal of over-provision in restoration (note 18)
(46)
-
Mondi settlement of claim
-
102
Abnormal items before taxation
122
102
Taxation
- Current taxation on foreign exchange losses on borrowings (note 9)
(59)
(47)
- Deferred taxation (note 9)
(56)
-
- provision for post-retirement medical liability
98
-
- over provisions in decommisioning and restoration liabilities
(42)
-
Abnormal items after taxation
7
55
7.
Profit before exceptional items is arrived at
after taking account of:
Auditors' remuneration
(1)
- Audit fees
5
4
- Non-audit fees
- Assurance services
2
2
7
6
Amortisation of mining assets (notes 2, 10 and 22) - Owned assets
415
607
Grants for educational and community development
29
25
Operating lease charges
29
24
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
8.
Employee benefits
Employee benefits including executive directors'
salaries, wages and other benefits
3,358
2,933
Health care and medical scheme cost - current medical expenses
246
183
- post-retirement medical expenses
65
53
Contributions to pension and provident plans
213
164
Retrenchment costs (note 2)
27
30
3,909
3,363
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
- current service cost
32
34
- interest cost
106
85
- expected return on plan assets
(92)
(87)
- recognised past service cost
16
-
Figures in million
2003
2002
SA Rands

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
128
8.
Employee benefits (continued)
Defined benefit post-retirement medical expense - current service cost
3
10
- interest cost
89
72
- recognised past service cost
134
(153)
288
(39)
Actual return on plan assets (note 21)
120
6
9.
Taxation
(1)
Current taxation
Mining taxation
27
425
Non-mining taxation
108
405
Under provision prior year
30
40
Abnormal taxation (note 6)
(59)
(47)
Exceptional items
- capital gains tax
38
-
- recoupments tax on Free State disposal (note 23)
(6)
688
- mining tax on Free State operating loss
-
(78)
138
1,433
Deferred taxation
Current (note 19)
512
268
Unrealised non-hedge derivatives
286
7
Abnormal taxation (note 6)
(56)
-
Exceptional items
- impairment (note 19)
(113)
-
- disposal of the Free State operations
-
(570)
629
(295)
767
1,138
Tax reconciliation
A reconciliation of the mining and non-mining tax rate compared with that charged in the income statement is set out in the following table:
Non-
Non-
mining
Mining
mining Mining
%
%
% %
2003
2002
Marginal tax rate
38
46
38                 46
Disallowed expenditure
4
12
7                   6
Non-mining losses transferred to mining taxation
(1)
1
- -
Mining capital allowances without tax cover
-
4
-                    -
Non taxable profit based on Gold Formula
-
4
-                    -
Dividends received
(13)
-
(16) -
Taxable items not forming part of income statement
12
-
3 -
Royalties
-
(28)
-                (22)
Other
2
3
4                  7
Effective tax rate
42
42
36                37
(1)
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
Figures in million
2003
2002
SA Rands

Company financial statements

10. Mining assets
Mineral
rights,
Mine                                   dumps
development                  Mine
and
ore
costs
infrastructure
reserves           Land             Total
Figures in million
SA Rands
Cost
Balance at beginning of year
9,807 3,165 379 22 13,373
Additions
- expand operations
420 125 - - 545
- maintain operations 819 163 320 - 1,302
Disposals                                                             - (19) - - (19)
Transfers and other movements - 4 - (2) 2
Balance at end of year 11,046 3,438 699 20 15,203
Accumulated amortisation
Balance at beginning of year
3,179 2,131 89 - 5,399
Amortisation charge for the year
(notes 2, 7 and 22)
312 89 14 - 415
Impairments (note 22 and group note 17) 181 59 7 - 247
Disposals                                                              - (19) - - (19)
Balance at end of year 3,672 2,260 110 - 6,042
Net book value at 31 December 2003
7,374
1,178
589
20
9,161
Net book value at 31 December 2002 6,628 1,034 290 22 7,974
On 18 September 2003, AngloGold announced that agreement had been reached with Gold Fields Limited (Gold Fields) regarding the acquisition by AngloGold of a mining area of Gold Fields' Driefontein mine adjacent to TauTona, known as 1C11, for a cash consideration of R315m. The agreement has been approved by the Competition Authorities in terms of the Competition Act 89 of 1988, and has been included in additions above.

Figures in million
2003
2002
SA Rands
Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
130
11. Other investments
Listed investments
Balance at beginning of year
-
104
Additions
-
1,717
Disposals
-
(1,821)
Balance at the end of year
-
-
Market value of listed investments
-
-
Unlisted investments
 Balance at beginning of year
18
23
Additions
-
1
Disposals
(1)
(6)
Balance at end of year
17
18
Directors' valuation of unlisted investments
17
18
Total other investments (note 26)
17
18
Total valuation
17
18
12. AngloGold Environmental Rehabilitation Trust
Balance at beginning of year
185
339
Contributions
45
32
Additional contribution - Free State disposal
-
197
Additional funds transferred to Free State Environmental Trust Fund
-
(197)
Amounts transferred in respect of Free State disposal (note 23)
-
(186)
Balance at end of year
230
185
13. Other non-current assets
Unsecured
Deferred purchase consideration in respect of the sale of the Free State assets
360
326
Other
10
7
370
333
Less: Current portion of other non-current assets included in current assets
1
-
Total
369
333
14. Inventories
Gold in process
201
220
By-products
39
25
Total metal inventories
240
245
Consumable stores
149
152
389
397

Company financial statements

15. Trade and other receivables
Trade debtors
120
12
Pre-payments and accrued income
190
276
South African Revenue Services - Value-added taxation
77
85
Receivable in respect of the sale of the Free State assets
-
688
Other debtors
148
17
(Note 26)
535
1,078
16. Cash and cash equivalents
Cash and deposits on call
1,023
1,111
Money market instruments
863
530
(Note 26)
1,886
1,641
17. Borrowings
Unsecured
Syndicated loan facility
1,555
2,264
Interest charged at LIBOR plus 0.75% per annum. The loan is repayable in
May 2004 and is US Dollar-based
Corporate Bond
(1)
Semi-annual coupons are payable at 10.5% per annum and the bond is repayable on 28 August 2008 and is ZAR-based
2,052
-
Total borrowings (note 26)
3,607
2,264
Less: Current portion of borrowings included in current liabilities
1,627
-
Total long-term borrowings
1,980
2,264
Amounts falling due:
Within one year
1,627
-
Between one and two years
-
2,264
Between two and five years
1,980
-
(Note 26)
3,607
2,264
Currency
The currency in which the borrowings are denominated is as follows: SA Rand
2,052
-
US Dollars
1,555
2,264
3,607
2,264
Undrawn facilities
Undrawn borrowing facilities as at 31 December 2003 are as follows:
Syndicated loan - US Dollar
1,120
1,184
(1)
On 21 August 2003, AngloGold launched and priced an issue of senior unsecured fixed rate bond in an aggregate principal amount of R2,000m, with semi-annual coupons payable at a rate of 10.5% per annum. This bond will be repayable on 28 August 2008, subject to early redemption at
AngloGold's option. The bond is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.
Included in finance costs in the income statement is R1m for the amortisation of the bond issue costs.
Figures in million
2003
2002
SA Rands

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
132
18. Provisions
Post-retirement medical funding
Balance at beginning of year
680
713
Disposal (note 23)
-
(33)
Charge to income statement
226
52
Less: Utilised during the year
(56)
(52)
Balance at end of year
850
680
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.
The assumptions used in calculating the above defined benefit post-retirement medical obligation are as follows:
%
Discount rate
10.0
11.5
Expected increase in health care costs
5.0
9.2
Short-term rates ranged from 5.5% and 5.0% thereafter
The normal retirement age is 60 years, and fully eligible age is 55 years.
The last valuation was performed as at 31 December 2002.
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
226
325
Unwinding of decommissioning obligation (note 4)
11
33
Reversal of overprovision in decommissioning (note 6)
(46)
-
Disposal (note 23)
-
(132)
Balance at end of year
191
226
Provision for restoration
Balance at beginning of year
162
295
Disposal (note 23)
-
(186)
Reversal of overprovision (note 6)
(46)
-
Charge to income statement
17
53
Balance at end of year
133
162
Total provisions
1,174
1,068
Figures in million
2003
2002
SA Rands

Company financial statements

19. Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Deferred taxation liabilities
Mining assets
3,927
3,571
Inventories
93
101
Derivatives
119
-
Other
36
-
4,175
3,672
Deferred taxation assets
Provisions
498
458
Derivatives
264
522
Net deferred taxation
3,413
2,692
The movement on the deferred tax balance is as follows:
Balance at beginning of year
2,692
2,557
Income statement charge (note 9)
629
(295)
Taxation of other comprehensive income
92
430
Balance at end of year
3,413
2,692
20. Trade and other payables
Trade creditors
335
200
Accruals
142
398
Other creditors
715
563
Accrued purchase consideration for mineral rights
acquired from Gold Fields Limited
315
-
(Note 26)
1,507
1,161
21. Retirement benefits
Defined benefit pension fund
Present value of fund obligation
1,089
855
Fair value of fund assets
(920)
(797)
169
58
Unrecognised actuarial loss
(169)
(58)
Recognised on balance sheet
-
-
Market value of plan assets (group note 32)
920
797
Movement in balance sheet
 Beginning of year
-
-
Expense per income statement
62
35
Contributions paid - company
(62)
(35)
End of year
-
-
Actual return on plan assets
 Expected return on plan assets
92
97
Actuarial gain (loss) on plan assets
28
(91)
(Note 8)
120
6
Figures in million
2003
2002
SA Rands

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
134
21. Retirement benefits (continued)
The assumptions used in calculating the above amounts as at 31 December are:
%
Discount rate
8.5
11.5
Pension increase
3.6
6.1
Rate of compensation increase
5.0
7.8
Expected return on plan assets
8.5
11.5
A statutory valuation of the defined benefit Pension Fund was performed as at 31 December 2002, which showed that the Fund was in deficit. This will require a review of the company's rate of contribution to the Fund, with the aim of restoring the Fund to a sound financial position over a period of time. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund's financial position are carried out in years when a statutory valuation is not performed.
Contributions to the various defined contribution retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to R151m (2002: R132m)
All funds are governed by the Pension Funds Act of 1956 as amended.
22. Cash generated from operations
Profit on ordinary activities before taxation
1,808
3,095
Adjusted for:
Non-cash movements
14
339
Movement on non-hedge derivatives
(633)
(49)
Amortisation of mining assets (notes 2, 7 and 10)
415
607
Interest receivable (notes 1 and 3)
(185)
(281)
Profit from associates after taxation (note 3)
(12)
(37)
Unwinding of decommissioning obligation (notes 4 and 18)
11
33
Finance costs (note 5)
185
162
Abnormal items
122
-
Amortisation of goodwill
5
4
Impairment of mining assets (note 10 and group note 17)
247
-
Debt written off
9
56
Loss on disposal of mines
-
27
(Profit) loss on disposal of assets
(10)
14
Movements in working capital
197
(174)
2,173
3,796
Movements in working capital:
Decrease in inventories
8
5
Increase in trade and other receivables
(139)
(662)
Increase (decrease) in trade and other payables
328
(286)
Decrease in current portion of intra-group balances
-
769
197
(174)
Figures in million
2003
2002
SA Rands

Company financial statements

23. Disposals
Free State
Mining assets
-
2,695
Environmental Trust Fund ( note 12)
-
186
Inventories
-
72
Trade and other receivables
-
274
Provisions (note 18)
-
(351)
Trade and other payables
-
(273)
Carrying value
-
2,603
Loss on disposal of mines
-
(80)
Sale consideration
-
2,523
Recoupments taxation (note 9)
-
(688)
Deferred sale consideration
-
(291)
Cash flow on disposals
-
1,544
24. Related parties
Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
Purchases
Amounts
Purchases Amounts
from
owed
to
from owed to
related
related
related related
parties
parties
parties parties
2003
2002
With fellow subsidiaries of the Anglo American plc group
Boart Longyear Limited - mining services
77
7
88 3
Mondi Limited - timber
86
7
189 5
Scaw Metals - A division of Anglo Operations
86
7
110 4
Limited - steel and engineering
Associates
Rand Refinery Limited - gold refinery
18
-
24 3
2003
2002
SA Rands
25. Commitments
Acquisition of mining assets
Contracted for
569
758
Not contracted for
2,856
2,022
Authorised by the directors
3,425
2,780
Allocated for:
Expansion of operations
- within one year
478
1,088
- thereafter
1,453
853
1,931
1,941
Maintenance of operations
- within one year
91
794
- thereafter
1,403
45
1,494
839
This expenditure will be financed from existing cash resources and future borrowings.
Figures in million
2003
2002
SA Rands

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
136
26. Risk management activities
In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury Committee, chaired by the independent chairman of the AngloGold Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency and liquidity risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.
Gold price and currency risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US Dollars which exposes the company to the risk that fluctuations in the SA Rand/US Dollar exchange rate may also have an adverse effect on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production, while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.

Company financial statements

26. Risk management activities (continued)
Net delta open hedge position as at 31 December 2003
The company had the following net forward-pricing commitments outstanding against future production.
Table A: Summary: All open contracts in the company's gold hedge position at 31 December 2003
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Dollar/Gold
Forward contracts
 Amount (kg)
9,013 2,644 933 3,145 3,732 3,577 23,044
$/oz $306 $372 $426 $355 $369 $380 $347
Put options purchased
Amount (kg)
4,977 1,866 4,354 11,197
$/oz $396 $393 $372 $386
*Delta (kg) 1,696 604 1,068 3,368
Put options sold
Amount (kg)
13,063 2,799 4,354 20,216
$/oz $363 $345 $339 $355
*Delta (kg) 2,735 441 681 3,857
Call options purchased
Amount ( kg)
6,105 6,105
$/oz $326 $326
*Delta (kg) 6,049 6,049
Call options sold
Amount (kg)
9,020 16,298 15,676 13,188 13,188 39,564 106,934
$/oz $384 $339 $347 $338 $349 $370 $356
*Delta (kg) 6,239 13,705 12,787 11,206 11,031 32,802 87,770
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Rand/Gold
Forward contracts
Amount (kg)
6,249 8,145 4,500 2,830 2,799 933 25,456
R/kg R73,930 R119,409 R96,436 R118,197 R120,662 R116,335 R104,074
Put options purchased
Amount (kg)
933 2,808 2,808 6,549
R/kg R99,346 R95,511 R95,511 R96,057
*Delta (kg) 614 964 721 2,299
Put options sold
Amount (kg)
2,333 1,400 1,400 5,133
R/kg R89,250 R88,414 R88,414 R88,794
*Delta (kg) 1,061 364 280 1,705
Call options sold
Amount (kg)
4,679 5,620 5,621 1,493 2,986 8,958 29,357
R/kg R118,661 R130,321 R131,389 R173,119 R187,586 R216,522 R162,971
*Delta (kg) 384 1,694 2,188 294 615 2,396 7,571
Total net gold
Delta (kg)
14,350 26,951 21,236 17,475 18,177 39,708 137,897
Delta (oz) 461,363 866,494 682,752 561,833 584,403 1,276,640 4,433,485

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
138
26. Risk management activities (continued)
Table B: Summary: All open contracts in the company's currency hedge position at 31 December 2003
2009-
Year 2004
2005
2006
2007
2008
2013
Total
Put options purchased
Amount ($)
35,000 35,000
ZAR per $ R7.20 R7.20
*Delta (kg) 27,689 27,689
Put options sold
Amount ($)
35,000 35,000
ZAR per $ R6.74 R6.74
*Delta (kg) 17,417 17,417
Call options sold
Amount ($)
50,000 50,000
ZAR per $ R7.21 R7.21
*Delta (kg) 14,318 14,318
*
The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a pre-determined price on a pre-determined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk Refer note 37 in group financial statements.

Company financial statements

26. Risk management activities (continued)
Investment maturity profile
Fixed                    Floating
rate
rate
investment
Effective investment
Effective
amount
rate
amount
rate
Maturity date
Currency
million
%
million
%
Less than one year ZAR 850 7.8 1,009 8.0
$ 2 0.9 2 0.4
Greater than one year ZAR - - 250 7.4
Borrowings maturity profile (note 17)
Within                            Between
one year
one and five years
Borrowings Effective Borrowings
Effective
amount rate
amount
rate
Currency     million
%       million
%
ZAR 72
(1)
- 1,980 10.5
$ 233 1.9 - -
Interest rate risk
Fixed for less
Fixed for greater
than one year
than one year
Borrowing    Effective Borrowings
Effective
amount         rate
amount
rate
Currency     million
%       million
%
ZAR 72
(1)
- 1,980 10.5
$ 233 1.9 - -
(1)
Represents interest accrual on the corporate bond as at 31 December 2003.
Interest rate swap
Refer to note 37 in group financial statements
Credit Risk
Refer to note 37 in group financial statements
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments as at 31 December 2003 are as follows:

Notes to the company financial
statements
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
140
26. Risk management activities (continued)
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount value
Figures in million
2003
2002
SA Rands
Other Investments (note 11)
17
17
18 18
Other non-current assets (note 13)
369
369
333 333
Trade and other receivables (note 15)
535
535
1,078 1,078
Cash and cash equivalents (note 16)
1,886
1,886
1,641 1,641
Borrowings (note 17)
3,607
3,673
2,264 2,264
Trade and other payables (note 20)
1,507
1,507
1,161 1,161
Derivatives comprise the following:
(468)
(2,132)
(1,225) (2,034)
Forward sale contracts
91
(25)
(282) (381)
Option contracts
(593)
(2,141)
(832) (1,542)
Foreign exchange contracts
(5)
(5)
(111) (111)
Foreign exchange option contracts
7
7
- -
Interest rate swaps
32
32
- -
The fair value amounts above include off balance sheet designated hedges, which are not carried on the balance sheet and excluded for the carrying amount. All other derivatives are carried at fair value.
Derivative maturity profile
Total
Assets
Liabilities
Figures in million
2003
SA Rands
Total
(468)
2,678
(3,146)
Less: Amounts to mature within 12 months of balance sheet date
81
(2,106)
2,187
Amounts to mature thereafter
(387)
572
(959)
Figures in million
2002
SA Rands
Total (1,225) 2,070 (3,295)
Less: Amounts to mature within 12 months of balance sheet date 578 (1,546) 2,124
Amounts to mature thereafter (647) 524 (1,171)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Trade and other receivables, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Investments and other non-current assets
Listed investments are carried at market value while unlisted investments are carried at directors' valuation. Other non-current assets are carried at discounted value.
Borrowings
The fair value of listed fixed rate debt is shown at its market value as at 31 December 2003. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2003.

US GAAP condensed consolidated financial statements
Condensed consolidated financial
statements prepared in accordance
with US GAAP
141
AngloGold provides as part of this annual report, to all shareholders, condensed consolidated financial statements derived from and presented in the manner detailed below.
Basis of presentation
The condensed consolidated financial statements have been derived from the group's consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). US GAAP differs in certain material respects from International Financial Reporting Standards ("IFRS"). The condensed consolidated financial statements do not include notes in support of the financial information presented therein. The Group's audited consolidated financial statements prepared in accordance with US GAAP from which the condensed consolidated financial statements have been derived, contain detailed notes prepared in accordance with US GAAP. The audited consolidated financial statements prepared in accordance with US GAAP, together with related notes, are included under Item 18 in AngloGold's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on or about 15 March 2004. The AngloGold Annual Report on Form 20-F for the year ended 31 December 2003 as filed with the United States Securities and Exchange Commission on or about 15 March 2004 is available free of charge on EDGAR at www.sec.gov.
The condensed consolidated financial statements set forth below for each of the three years in the period ended 31 December 2003, and as at 31 December 2003 and 2002, have been derived from, and should be read in conjunction with the US GAAP financial statements included under Item 18 in AngloGold's Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission on or about 15 March 2004.
Stock split
Throughout the condensed consolidated financial statements presented herein, the number of AngloGold ordinary shares and the calculation of basic and diluted earnings (loss) per share information for AngloGold have been adjusted retroactively to reflect AngloGold's two-for-one stock split and the issuance of a total of 278,196 AngloGold ordinary shares under AngloGold's odd lot offer as approved at the general meeting of AngloGold's shareholders held on 5 December 2002.

US GAAP condensed consolidated financial statements
Condensed consolidated income
statement
derived from financial statements prepared in accordance with US GAAP
AngloGold Limited - Annual financial statements 2003
142
Sales and other income
2,062
1,799 2,066
Product sales
2,026
1,761 2,041
Interest, dividends and other income
36
38 25
Cost and expenses
1,651
1,369 2,059
Production costs
1,206
910 1,245
Exploration costs
40
28 26
Related party transactions
36
40 54
General and administrative
43
30 24
Royalties
27
25 16
Market development costs
19
17 16
Research and development
-
1 2
Depreciation, depletion and amortisation
321
333 371
Impairment of assets
78
- 173
Goodwill amortised
-
- 27
Interest expense
49
44 72
Accretion expense
2
- -
Employment severance costs
4
3 22
Loss on sale of mining assets
-
- 4
(Profit) loss on sale of assets
(55)
11 -
Non-hedge derivative (gains) loss
(119)
(73) 5
Other
-
- 2
Income before equity income and income tax
411
430 7
Equity income in affiliates
2
4 1
Income before income tax provision
413
434 8
Deferred income and mining tax expensed
(146)
(62) (163)
Income (loss) before minority interest
267
372 (155)
Minority interest
(17)
(16) (8)
Income (loss) before cumulative effect of accounting change
250
356 (163)
Cumulative effect of accounting change
(3)
- (10)
Net income (loss) - applicable to common stockholders
247
356 (173)
Basic earnings (loss) per common share: (cents)
Before cumulative effect of accounting change
112
160 (76)
Cumulative effect of accounting change
(1)
- (5)
Net income (loss) - applicable to common stockholders
111
160 (81)
Diluted earnings (loss) per common share: (cents)
Before cumulative effect of accounting change
112
160 (76)
Cumulative effect of accounting change
(1)
- (5)
Net income (loss) - applicable to common stockholders
111
160 (81)
Weighted average number of common shares used in computation
222,836,574
221,883,567   214,278,892
Dividend per common share (cents)
133
113 84
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 15 March 2004.
Figures in US Dollars millions, except for share data
2003
2002
2001
Year ended 31 December
$
$ $

US GAAP condensed consolidated financial statements
Condensed consolidated balance sheet
derived from financial statements prepared in accordance with US GAAP
143
Assets
Current assets
1,410
1,038
Cash and cash equivalents
505
413
Receivables
602
488
Trade
47
48
Derivatives
377
233
Value added taxes
27
26
Other
151
181
Inventories
202
137
Materials on the leach pad
101
-
Property, plant and equipment, net
2,555
2,015
Acquired properties, net
936
902
Goodwill
410
345
Derivatives
94
64
Materials on the leach pad
7
79
Other long-term assets
167
134
Total assets
5,579
4,577
Liabilities and stockholders' equity
Current liabilities
1,202
799
Accounts payable and accrued liabilities
385
282
Derivatives
441
302
Short-term debt
351
84
Income and mining tax payable
25
131
Long-term debt
807
842
Derivatives
329
236
Deferred income and mining tax
845
561
Provision for environmental rehabilitation
134
140
Other accrued liabilities
12
12
Provision for post-retirement medical benefits
130
127
Minority interest
52
40
Commitments and contingencies
Share capital and reserves
2,068
1,820
Common stock
Stock issued 2003 - 223,136,342 (2002 - 222,622,022)
9
9
Additional paid in capital
3,415
3,403
Accumulated deficit
(616)
(567)
Accumulated other comprehensive income
(740)
(1,025)
Total liabilities and stockholders' equity
5,579
4,577
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 15 March 2004.
Figures in US Dollars millions
2003
2002
As at 31 December
$
$

US GAAP condensed consolidated financial statements
Condensed consolidated cash flow
statement
derived from financial statements prepared in accordance with US GAAP
AngloGold Limited - Annual financial statements 2003
144
Net cash provided by operating activities
453
594 501
Income (loss) before cumulative effect of accounting change
250
356 (163)
Reconciled to net cash provided by operations:
Loss on sale of mining assets
-
- 4
(Profit) loss on sale of assets
(55)
- -
Depreciation, depletion and amortisation
321
333 371
Deferred stripping costs
(43)
(11) 1
Impairment of assets
78
- 173
Deferred income and mining tax
79
(62) 9
Other non-cash items
17
11 55
Net (decrease) increase in provision for environmental
rehabilitation and post-retirement medical benefits
(88)
(17) 25
Effect of changes in operating working capital items:
Receivables
(53)
(5) 65
Inventories
(87)
(54) 22
Accounts payable and accrued liabilities
34
43 (61)
Net cash used in investing activities
(307)
(91) (148)
Cash acquired in acquisitions
9
8 -
Increase in non-current investments
(1)
(34) (4)
Additions to property, plant and equipment
(363)
(271) (298)
Proceeds on sale of mining assets
6
1 6
Proceeds on sale of investments
56
158 -
Cash effects of acquisitions or disposals
1
35 109
- Proceeds
1
59 109
- Contractual obligations
-
(24) -
Loans receivable advanced
(19)
(5) (4)
Loans receivable repaid
4
17 43
Net cash used in financing activities
(107)
(356) (298)
Payments of short-term debt
(46)
(616) (347)
Issuance of stock
10
18 7
Proceeds of long-term debt
243
502 209
Dividends paid
(314)
(260) (167)
Net increase in cash and cash equivalents
39
147 55
Effect of exchange rate changes on cash
53
75 (59)
Cash and cash equivalents - 1 January
413
191 195
Cash and cash equivalents - 31 December
505
413 191
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 15 March 2004.
Figures in US Dollars millions
2003
2002
2001
Year ended 31 December
$
$ $

US GAAP condensed consolidated financial statements
Condensed reconciliation between IFRS
and US GAAP
results for the year ended and as at 31 December 2003
145
Income statement information
Net profit as per IFRS
312
332 245
Adjusted for:
Amortisation of acquired properties (ore reserves) and mining assets
I
(89)
(88) (151)
IFRS exceptional loss reversed
II
-
13 -
Impairment of assets
(34)
- (173)
Actuarial surplus (shortfall) on post-retirement medical expenses
III
57
- (37)
Goodwill adjustments
I
29
28 2
Normandy transaction costs
IV
-
(11) -
Stock compensation expense
V
(4)
- -
Other
VI
(18)
(20) 2
Sub-total
253
254 (112)
Adjustments made to taxation charge
VII
(4)
103 (51)
Adjusted profit (loss) after taxation
249
357 (163)
Cumulative effect of accounting changes
VIII
(3)
- (10)
Minority adjustments
1
(1) -
Net income (loss) applicable to common stockholders as per US GAAP
247
356 (173)
Figures in US Dollars millions
Notes
2003
2002
As at 31 December
$
$
Balance sheet information
Net assets as per IFRS
1,628
1,443
Adjusted for:
Acquired properties (ore reserves)
I
936
902
Mining assets
I
(209)
(265)
Goodwill
I
(2)
(29)
Deferred taxation
VII
(282)
(181)
Post-retirement medical benefits
III
(1)
(46)
Other
VI
(2)
(4)
Stockholders' equity as per US GAAP
2,068
1,820
Supplemental information to the condensed consolidated financial statements.
Figures in US Dollars millions
Notes
2003
2002
2001
Year ended 31 December
$
$ $
AngloGold provides, supplemental to the condensed consolidated financial statements, a reconciliation from its IFRS to US GAAP results. This reconciliation is provided for illustrative purposes only, as AngloGold prepares consolidated financial statements prepared in accordance with US GAAP, together with related notes, which are included under Item 18 in AngloGold's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on or about 15 March 2004.

US GAAP condensed consolidated financial statements
Condensed reconciliation between IFRS
and US GAAP
results for the year ended and as at 31 December 2003
AngloGold Limited - Annual financial statements 2003
146
Differences in accounting treatment between IFRS and US GAAP which have a significant effect on AngloGold are noted below:
I Business combinations (including acquired properties and goodwill)
Under IFRS at the formation of AngloGold on 29 June 1998, the acquisition of the participating companies and the interests in the share interest companies were accounted for using the pooling of interest method. Under US GAAP the original formation of AngloGold did not qualify as a "pooling of interest" and therefore the formation transaction was accounted for as a business combination. Subsequent acquisitions have been accounted for as business combinations under both IFRS and US GAAP.
Both IFRS and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under IFRS any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the LOM or 20 years.
Under US GAAP, the purchase consideration is allocated to the net assets acquired according to the assets and liabilities respective fair value, including acquired properties which is amortised over the LOM. Where the purchase price cannot be attributed to the assets acquired, it is allocated to goodwill and amortised on a straight line basis over the lesser of the LOM or 20 years until 31 December 2001. In accordance with the provisions of SFAS 142, goodwill is no longer amortised but reviewed annually for impairment effective from 1 January 2002.
In cases where traded equity securities are exchanged as consideration, IFRS requires the fair value of the consideration to be determined based on market value at the date of the exchange transaction. The date of acquisition is considered to be when effective control over the acquired assets and liabilities is obtained.
US GAAP requires that the fair value of such transaction be determined, at the date the terms and conditions of the transaction are agreed to and announced, by the average trading price of a few days before and after the acquisition is agreed to and announced.
II IFRS exceptional loss reversed
Represents the reversal of the loss on disposal of the Free State assets recorded in IFRS in 2002. Under US GAAP, the value of the Free State assets were written down in 2001 to the net selling price per the sale agreement.
III Post-retirement medical benefits
Under IFRS, post-retirement medical benefits are accounted for in accordance with the provisions of IAS 19. Under US GAAP these benefits are accounted in accordance with the provisions of SFAS 106.
Under IFRS, only the contractual liability for post-retirement is accounted for. Under US GAAP, both the contractual and the liabiliy in excess of contributions made by plan members are accounted for. The adjustment to post-retirement medical benefits refers to the actuarial valuation as calculated by independent actuaries.
IV Normandy transaction costs
Under IFRS, the transaction costs relating to the Normandy bid were charged to share premium. Under US GAAP, these expenses are expensed as an aborted business combination.
V Stock compensation expense
Under US GAAP performance-related options are accounted for as variable compensation awards in accordance with Accounting Principles Board Opinion No. 25 (APE No. 25). A compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.
VI Other
Other consists of other differences between IFRS and US GAAP that are considered insignificant to be quantified individually.
Supplemental information to the condensed consolidated financial statements.

US GAAP condensed consolidated financial statements
Condensed reconciliation between IFRS
and US GAAP
results for the year ended and as at 31 December 2003
147
VII Income taxes
Reflects the tax impact of the differences between IFRS and US GAAP.
VIII Cumulative effect of accounting changes
Hedge accounting
The $10m (net of provision for deferred taxation of $2m) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 133 on 1 January 2001. In accordance with IAS 39, such adjustments are recorded to opening retained earnings.
Asset retirement obligations
The $3m (net of provision for deferred taxation) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 143 on 1 January 2003. Under IFRS, accounting for provisions and contingencies is dealt with in IAS 37.
Supplemental information to the condensed consolidated financial statements.

Investment in principal subsidiaries
and joint venture interests
for the year ended 31 December 2003
AngloGold Limited - Annual financial statements 2003
148
Nature of
business
Shares held
Percentage held
Book value
Net loan account
2003
2002
2003
2002
2003
2002
2003
2002
%
%
Rm
Rm
Rm
Rm
Direct investments
Advanced Mining Software Limited
C
40,000
40,000
100
100
2
2
(11)
(7)
AGRe Insurance Company Limited
G
2
2
100
100
14
14
22
17
AngloGold American Investments Limited
1
B
1
1
100
100
928
928
14
19
AngloGold Geita Holdings Limited
1
B
2,513
-
71.53
-
1,394
-
-
-
AngloGold Health Service (Pty) Limited
F
8
8
100
100
-
-
67
68
AngloGold Offshore Investments Limited
1
B
5,001,000
5,001,000
100
100
3,858
3,858
(1,054)
(1,074)
43,251*
43,251*
100
100
-
-
-
-
AngloGold Ventures (Pty) Limited
E
1
1
100
100
-
-
-
9
Eastvaal Gold Holdings Limited
B
454,464,000
454,464,000
100
100
917
917
(604)
(604)
iGolide (Pty) Limited
F
100
100
100
100
-
-
-
-
Masakhisane Investment Limited
B
100
100
100
100
-
-
6
5
Nuclear Fuels Corporation of SA (Pty) Limited
D
1,450,000
1,450,000
100
100
7
7
-
-
Nufcor International Limited
9
D
3,000,000
3,000,000
50
50
18
18
18
-
Rand Refinery Limited **
H
208,471
208,471
53.03
53.03
116
-
-
-
Southvaal Holdings Limited
B
26,000,000
26,000,000
100
100
3
3
(67)
(81)
Indirect investments
AngloGold (Colorado) Corp.
5
B
10,000
10,000
100
100
-
-
-
-
AngloGold (Nevada) Corp.
5
B
1,000
1,000
100
100
-
-
-
-
AngloGold Argentina Limited
1
B
1
1
100
100
-
-
-
-
AngloGold Argentina S.A.
6
B
1,331,093
1,331,093
100
100
-
-
-
-
AngloGold Australia Investment Holdings Limited
1
B
2,000
2,000
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Australia Limited
8
B
257,462,077
257,462,077
100
100
-
-
25
24
AngloGold Brasil Ltda.
7
B
8,827,437,875
8,827,437,875
100
100
-
-
-
-
AngloGold Brazil Limited
1
B
1
1
100
100
-
-
-
-
AngloGold Finance Australia Holdings Limited
10
B
1,002
1,002
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Finance Australia Limited
10
B
1,002
1,002
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Geita Holdings Limited
1
B
1,000
1,000
28.47
100
-
-
-
1,831
AngloGold Investments Australasia Limited
1
B
2,000
2,000
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Investments Australia Pty Ltd
8
B
1
1
100
100
-
-
14
14
AngloGold Investments (Sadex) Limited
1
B
1,000'A'
1,000'A'
100
100
-
-
10
46
AngloGold Mining (West Africa) Limited
2
B
5,000
5,000
100
100
-
-
-
-
AngloGold Morila Holdings Limited
1
B
1,000
1,000
100
100
-
-
-
-
AngloGold Namibia (Pty) Ltd
3
B
10,000
10,000
100
100
-
-
-
-
AngloGold North America Inc.
5
B
7,902
7,902
100
100
-
-
504
603
AngloGold North American Holdings Limited
1
B
1
1
100
100
-
-
-
-
AngloGold South America Limited
1
B
488,000
488,000
100
100
-
-
(193)
(248)
AngloGold South American Holdings Limited
1
B
1
1
100
100
-
-
-
-
AngloGold USA Incorporated
5
B
100
100
100
100
-
-
-
-
Cerro Vanguardia S.A.
6
A
13,875,000
13,875,000
92.50
92.50
-
-
-
-
Chellaston Limited
1
B
2
2
100
100
-
-
-
-
Cluff Resources Limited
9
B
46,819,281
46,819,281
50
50
-
-
-
-
Dysart International Limited
1
B
2
2
100
100
-
-
-
-
Erongo Holdings Limited
1
B
13,334'A'
13,334'A'
100
100
-
-
(13)
(17)
Mineracao Morro Velho Ltda.
7
A
4,822,582,443
4,585,851,748
100
100
-
-
-
-
Mineracao Serra Grande S.A.
7
A
499,999,997
499,999,997
50
50
-
-
-
-
Quorum International Limited
1
B
2
2
100
100
-
-
-
-
Sadiola Exploration Limited
1
B
5,000 'A'
5,000 'A'
50
50
-
-
-
-
Joint ventures
Geita Gold Mining Limited
11
A
1
1
50
50
-
-
-
-
Societe des Mines de Morila S.A.
4
A
400
400
40
40
-
-
-
1,150
Societe d'Exploitation des Mines d'Or de Sadiola S.A.
4
A
38,000
38,000
38
38
-
-
-
-
Societe d'Exploitation des Mines d'Or de Yatela S.A.
4
A
400
400
40
40
-
-
-
-
BGM Management Company Pty Ltd
8
A
3'B'
3'B'
33.33
33.33
-
-
-
-
7,257
5,747
(1,262)
1,755
Nature of business
A - Mining
B - Investment holding
C - Software development
D - Market agent
E - Marketing intermediary
F - Health care
G - Short-term insurance and re-assurance
H - Precious metal refining
*
Indicates preference shares
** Accounted for as an associate in 2002 as AngloGold did not govern the financial and operating policies of Rand Refinery Limited
The aggregate interest in the net profits and losses in subsidiaries are as follows:
$ m
2003
2002
Net profits
274
300
Net losses
(95)
(156)
179
144
All companies are incorporated in the Republic
of South Africa except where otherwise indicated
1
Incorporated in the British Virgin Islands
2
Incorporated in the Isle of Man
3
Incorporated in Namibia
4
Incorporated in Mali
5
Incorporated in the United States of America
6
Incorporated in Argentina
7
Incorporated in Brazil
8
Incorporated in Australia
9
Incorporated in the United Kingdom
10 Incorporated in Malta
11 Incorporated in Tanzania

Glossary of terms
Glossary of terms

Adjusted headline earnings
Headline earnings excluding unrealised non-hedge derivatives and marked-to-market of debt financial instruments.
Adjusted operating profit
Operating profit excluding unrealised non-hedge derivatives.
Adjusted operating margin
Adjusted operating profit divided by gold sales including realised non-hedge derivatives.
By-products
Any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid.
Net capital employed
Equity plus minority interests, interest-bearing debt, less cash and cash equivalents. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Capital expenditure
Total capital expenditure on mining assets both to maintain and to expand operations.
Cash operating profit
Adjusted operating profit plus amortisation of mining assets.
Cash operating margin
Adjusted operating profit plus amortisation of mining assets divided by gold sales including realised non-hedge derivatives.
Dividend cover
Adjusted headline earnings per ordinary share divided by dividends per ordinary share.
Debt
Borrowings including short-term portion.
Effective tax rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation.
EBITDA
Profit before exceptional items and before net interest, growth in the Environmental Rehabilitation Trust Fund, amortisation of mining assets, foreign exchange gain (loss) on transactions other than sales, unwinding of the decommissioning obligation, unrealised non-hedge derivatives and marked-to-market of debt financial instruments.
Equity
Shareholders' equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Free cash flow
Net cash inflow from operating activities less capital expenditure to maintain operations.
Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Interest cover
EBITDA divided by finance costs.
Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Glossary of terms
AngloGold Limited - Annual financial statements 2003

Market capitalisation
Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa.
Mineral Resource
A Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The Mineral Resources are inclusive of those resources which have been modified to produce Mineral Reserves.
Net operating assets
Mining assets, inventories, trade receivables, less trade payables.
Net debt
Debt less cash and cash equivalents.
Net tangible asset value per share
Shareholders' equity less goodwill, divided by the number of ordinary shares in issue.
Operating margin %
Adjusted operating profit as a percentage of gold income including realised non-hedge derivatives.
Mineral Reserve
A Mineral Reserve is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub- divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.
Ounces (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces.
Price received ($/oz and R/kg)
Attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold.
Rehabilitation
The process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Region
Defines the operational management divisions within AngloGold and these are South Africa, East and West Africa, Australia, North America and South America.
Return on net capital employed
Adjusted headline earnings before finance costs expressed as a percentage of average net capital employed, adjusted for the timing of acquisitions and disposals.
Return on equity
Adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.

Glossary of terms

Total cash costs
Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs
Total cash costs including amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares in issue
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.
Ordinary shares were sub-divided at close of business on 24 December 2002 on a 2:1 basis. All references to ordinary shares, and related calculations have been restated to take cognisance of this sub-division.
Abbreviations
$
United States Dollars
A$
Australian Dollars
ADS
American Depositary Share
bn
Billion
capex
Capital expenditure
CHF
Swiss Francs
CLR
Carbon Leader Reef
FCFA
Communaute Financiere Africaine Francs
FIFR
Fatal Injury Frequency Rate per million hours worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
kg
Kilograms
LIBOR
London interbank offer rate
LOM
Life-of-mine
LTIFR
Lost Time Injury Frequency Rate per million hours worked
Note that AngloGold utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m
2
/TEC
Square metres per total employee costed
m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$
Namibian Dollars
NOSA
National Occupational Safety Association
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable Injury Frequency Rate per million hours worked
t
Tons (short) or tonnes (metric)
tpm
Tonnes per month
tpa
Tonnes per annum
tpd
Tonnes per day
VCR
Ventersdorp Contact Reef
Rounding of figures in this report may result in computational discrepancies.

Shareholders' information
AngloGold Limited - Annual financial statements 2003

Stock exchange listings
The primary listing of the company's ordinary shares is on the JSE Securities Exchange South Africa (JSE). Its ordinary shares are also listed on stock exchanges in London and Paris, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs) and in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs).
Stock exchange information as at 31 December
2003
2002
2001
2000
1999
JSE Securities Exchange South Africa
Rands per share:
Market price
- high
339.00
347.00 248.00 192.50 214.00
- low
191.00
200.00 104.20 93.00 112.50
- year end
313.99
290.50 211.00 110.50 158.30
Shares traded - 000
88,025
117,543 91,318 49,804 63,574
London Stock Exchange
Pounds per share:
Market price
- high
23.68
23.26 13.90 17.76 20.86
- low
16.58
4.20 9.13 8.57 11.43
- year end
26.42
10.54 12.09 9.73 16.00
Shares traded - 000
1,187
8,643 18,862 4,984 6,625
Euronext Paris
Euros per share:
Market price
- high
41.23
37.73 25.00 28.90 34.30
- low
24.10
18.78 14.26 14.10 16.62
- year end
38.00
33.00 19.53 15.93 25.45
Shares traded - 000
841
1,917 1,678 1,894 2,824
Euronext Brussels
Euros per share:
Market price
- high
40.50
37.50 24.90 24.98 34.10
- low
24.10
32.00 14.52 14.28 16.75
- year end
36.55
32.05 20.25 15.93 25.43
IDRs traded - 000
973
3,138 1,638 2,004 5,270
Each IDR is equal to one ordinary share.
New York Stock Exchange
US Dollars per ADS:
Market price
- high
49.95
35.33 22.34 28.69 37.00
- low
32.80
17.62 13.15 12.25 18.31
- year end
46.70
34.26 18.06 14.94 25.69
ADSs traded - 000
249,791
210,933 106,231 46,940 41,355
Each ADS is equal to one ordinary share.
Australian Stock Exchange
(listing commenced 15 November 1999)
Australian Dollars per CDI:
Market price
- high
13.55
12.00 8.00 8.68 8.90
- low
8.61
7.00 4.80 4.75 7.10
- year end
12.80
12.00 7.55 5.48 7.64
CDIs traded - 000
12,788
6,758 62,576 17,830 4,870
Each CDI is equal to one-fifth of one ordinary share.

Shareholders' information

Australian Stock Exchange Listing Rules
The following disclosures are made pursuant to the Listing Rules of the Australian Stock Exchange and according to information available to the directors:
The 20 largest holders of the ordinary share capital of the company as at 31 January 2004 were:
Ordinary shares held
Number
%
Anglo American plc 121,502,197 54.45
The Bank of New York 27,555,996 12.34
ANZ Nominees Limited 10,891,245 4.88
JP Morgan Chase Bank 9,295,833 4.16
Public Investment Commissioners 7,164,807 3.21
Old Mutual Group 3,549,498 1.59
Soges Fiducem SA 3,503,096 1.57
Sanlam Group 2,512,517 1.13
State Street Bank and Trust 2,441,107 1.09
Mines Pension Fund 1,929,670 0.86
National Nominees Limited 1,505,566 0.67
SIS Segaintersettle AG 1,344,072 0.60
Euroclear France SA 1,331,190 0.60
Liberty Group 1,125,204 0.50
Engineering Industries Pension Fund 847,592 0.38
Allan Gray Funds 826,699 0.37
Investment Solutions 818,765 0.37
Citibank (Global) 736,840 0.33
Prudential M&G Funds 730,268 0.33
Investors Bank and Trust Company West 658,172 0.29
The above list of shareholders may not necessarily reflect the beneficial shareholders.
Analysis of ordinary shareholdings at 31 January 2004
%
%
Number of
of total
Number of
of shares
Size of holding
shareholders
shareholders
shares
issued
1 - 100 shares 6,428 38.78 430,013 0.19
101 - 500 shares 6,861 41.40 1,618,926 0.73
501 - 1,000 shares 1,350 8.15 978,813 0.44
1,001 - 5,000 shares 1,237 7.46 2,717,873 1.22
5,001 - 10,000 shares 244 1.47 1,777,876 0.80
10,001 - 100,000 shares 382 2.30 11,364,372 5.09
Over 100,000 72 0.44 204,331,769 91.53
Total
16,574
100.00
223,219,642
100.00

Shareholders' information
(continued)
AngloGold Limited - Annual financial statements 2003
154
Shareholder spread
as at 31 January 2004
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Class
Number of holders
%
Ordinary shares Non-public shareholders: Directors
7 0.03
Shares held by Anglo American plc 1 0.01
Public shareholders 16,566 99.96
Total 16,574 100.00
A redeemable preference shares
}
All shares are held by a wholly owned subsidiary company
B redeemable preference shares
Major shareholders
as at 24 February 2004
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
Ordinary shares held
24 February 2004
31 December 2003
31 December 2002
Number              %
Number              %
Number              %
Anglo American plc 122,863,176 55.04 121,502,197 54.45 114,457,368 51.41
The Bank of New York* 36,017,376 16.13 36,753,386 16.47 39,879,957 17.91
* Shares held through various custodians in respect of ADSs issued by the Bank.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.

Shareholders' information

Diary
Financial year end 31 December
Annual financial statements issued 15 March 2004
Annual general meeting 11:00 on 29 April 2004
Quarterly reports released (on or about)
Quarter ended 31 March 2004 29 April 2004
Quarter and six months ended 30 June 2004 29 July 2004
Quarter and nine months ended 30 September 2004 28 October 2004
Quarter and year ended 31 December 2004 28 January 2005
Dividends
Last date to trade
Payment
Payment
ordinary shares
date to
date to
Declared
cum dividend
shareholders
ADS holders
Final - No. 95 29 January 2004 13 February 2004 27 February 2004 8 March 2004
Interim - No. 96 28 July 2004* 13 August 2004* 27 August 2004* 10 September 2004*
Final - No. 97 27 January 2005* 11 February 2005* 25 February 2005* 11 March 2005*
* Approximate dates.
Currency conversion guide
At 31 December one Rand was equal to:
2003
2002
Australian Dollar
0.20
0.20
Euro
0.12
0.11
Japanese Yen
16.08
13.72
Swiss Franc
0.19
0.16
British Pound
0.08
0.07
US Dollar
0.15
0.12

Directorate and administration
AngloGold Limited - Annual financial statements 2003

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British # American
Managing secretary
Ms Y Z Simelane
Company secretary
C R Bull
Offices
Registered and corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
GLOBAL BUYDIRECT
SM
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.
For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations on 1-888-BNY-ADRS or write to: The Bank of New York Church Street Station PO Box 11258 New York, NY 10286-1258 United States of America

Contact information
Contact information
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe/Asia
Tomasz Nadrowski
Telephone: (800) 417 9255 (toll free in USA and Canada)
or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada)
or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
General e-mail enquiries
investors@anglogold.com
AngloGold Website
http://www.anglogold.com
This Annual Report is available in printed format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold has produced the Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which are available on or about 15 March 2004, free of charge on EDGAR at www.sec.gov, or from the contacts given above.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold website. Plans of the South Africa region underground workings are also available on request.
Produced by: Russell & Associates

ANGLOGOLD LIMITED
(Incorporated in the
Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485 JSE Share Code: ANG

notice of annual general meeting
2004

AngloGold Limited
(Incorporated in the
Republic of South Africa)
Registration number
1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold" or "the company")
This document is
important
and requires your
immediate attention
If you are in any doubt
about what action you
should take, consult your
stockbroker, attorney,
banker, financial adviser,
accountant or other
professional adviser
immediately
If you have disposed of all
your shares in AngloGold
you should pass this
document and the
enclosed proxy form/CDI
voting instruction form to
the purchaser of such
shares or the stockbroker,
banker or other agent
through whom the
disposal was effected for
transmission to the
purchaser
Registered and
corporate office
11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa
AngloGold Limited
Annual General Meeting
INVITATION
Thursday, 29 April 2004
11:00
The Johannesburg Country Club
Napier Road
Auckland Park
Johannesburg
South Africa
Included in this document are the following:
·
The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
·
Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".
Shareholders on the South African register who have dematerialised their AngloGold ordinary shares through STRATE, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their Central Securities Depositary Participant (CSDP) or broker, must advise their CSDP or broker of their voting instructions should they wish to be represented at the annual general meeting. If, however, such shareholders wish to attend the meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
·
CDI voting instruction form for completion, signature and submission by Australian holders of CHESS Depositary Interests (CDIs).
A copy of the annual financial statements for the financial year 2003 is also enclosed.

Notice of annual general meeting
1
Notice is hereby given that the 60th annual general meeting of shareholders of AngloGold Limited will be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, on Thursday, 29 April 2004, at 11:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Securities Exchange South Africa and other stock exchanges on which the company's ordinary shares are listed.
Ordinary business
1. Ordinary resolution number 1
Adoption of financial statements
"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2003, be received and adopted."
The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual financial statements.
2. Ordinary resolution number 2
Re-election of director
"Resolved that Mr J G Best who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
The reason for proposing ordinary resolution number 2 is because Mr J G Best retires as a director of the company by rotation at the meeting.
Jonathan Best, (55) ACIS, ACIMA, MBA, was appointed finance director of AngloGold in April 1998. He has 35 years of service with companies associated with the mining industry.
3. Ordinary resolution number 3
Re-election of director
"Resolved that Mrs E le R Bradley who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
The reason for proposing ordinary resolution number 3 is because Mrs E le R Bradley retires as a director of the company by rotation at the meeting.
Elisabeth Bradley, (65) BSc, MSc, was appointed to the AngloGold board in April 1998. She is the non- executive chairman of Wesco Investments Limited, Metair Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is also deputy chairman of the South African Institute of International Affairs.
4. Ordinary resolution number 4
Re-election of director
"Resolved that Mr A J Trahar who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
The reason for proposing ordinary resolution number 4 is because Mr A J Trahar retires as a director of the company by rotation at the meeting.
Tony Trahar, (54) BCom, CA(SA), was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
5. Ordinary resolution number 5
Placement of shares under the control
of the directors
"Resolved that subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue in their discretion all the remaining authorised but unissued ordinary shares of 25 cents each in the capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to The AngloGold Limited Share Incentive Scheme and the conditions of the 2.375% guaranteed Convertible Bonds issued by AngloGold Holdings plc."
The reason for proposing ordinary resolution number 5 is to seek a general authority placing the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future.
6. Ordinary resolution number 6
Issuing of shares for cash
"Resolved that in terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), the directors are hereby authorised to allot and issue the unissued ordinary shares of 25 cents each in the capital of the company (after
Notice of annual general meeting

2
Notice of annual general meeting
(continued)
AngloGold Limited - Notice of annual general meeting
setting aside so many shares as may be required to be allotted and issued by the company pursuant to The AngloGold Limited Share Incentive Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:
(a)
that this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;
(b)
that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
(c)
that the issues in the aggregate in any one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
(d)
that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company."
The reason for proposing ordinary resolution number 6 is to comply with the JSE Listings Requirements relating to the issue of shares for cash. The directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future.
A 75% majority is required of the votes cast by shareholders present or represented by proxy at the meeting for the approval of this ordinary resolution.
Special business
7. Ordinary resolution number 7
To consider and, if thought fit, to pass, with or without modification the following resolution as an ordinary resolution: "Resolved that, subject to Article 73 of the Articles of Association of the Company the following remuneration shall be payable to directors of the Company quarterly in arrear with effect from 1 May 2004:
(a)
R110,000 per annum for each director, other than for the incumbants of the offices of chairman, deputy chairman and a director qualifying for remuneration under (d) below.
(b)
US$130,000 per annum for the office of chairman.
(c)
R300,000 per annum for the office of deputy chairman.
(d)
Incumbents holding the office of director and who are non-residents of South africa will receive US$16,000 per annum.
(e)
An additional travel allowance of US$4,000 per meeting for each director, including the chairman and deputy chairman, travelling internationally to attend board meetings.
The remuneration payable in terms of (a), (b), (c) and (d) shall be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be have been held during the year."
The reason for proposing the ordinary resolution is to ensure that directors' remuneration, which has not changed since 2002, remains competitive. It is proposed that the annual remuneration payable to directors (R100,000), the chairman (R200,000) and deputy chairman (R150,000) be increased to R110,000, US$130,000 and R300,000, respectively. A director resident outside South Africa would receive US$16,000 per annum instead of R110,000. On the basis of the present number of non-executive directors, the aggregate annual remuneration would increase from R1,150,000 to R1,180,000 and US$146,000. In addition, it is proposed that the current travel allowance of US$2,000 per meeting, payable to directors, including the chairman and deputy chairman, who travel internationally to attend board meetings, be increased to US$4,000 per meeting. The increase of this allowance represents additional remuneration of some R230,000.
The company will disregard any votes cast by:
-
the chairman, deputy chairman, non-executive directors and executive directors;
-
an associate of that person or group of persons stated above.

Notice of annual general meeting
3
However, the company will not disregard a vote if:
-
it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
-
it is cast by the person chairing the meeting as a proxy of a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
Executive directors do not receive payment of directors' remuneration.
8. Special resolution number 1
Acquisition of company's own shares
"Resolved that by way of a general authority, the company and any of its subsidiaries from time to time (the subsidiaries), being authorised thereto by the articles of association of respectively the company and the subsidiaries, hereby approve the acquisition in terms of Section 85 of the Companies Act, 61 of 1973, as amended, (the Act) and the Listings Requirements of the JSE Securities Exchange South Africa (JSE) from time to time (the Listings Requirements) by the company of shares issued by the company, and the acquisition in terms of Section 89 of the Act and the Listings Requirements by the subsidiaries of shares issued by the company, provided that:
-
any such acquisition of shares shall be implemented on the open market of the JSE and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;
-
this approval shall be valid only until the next annual general meeting of the company, but may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;
-
an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval;
-
the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire shares issued by the company constituting, on a cumulative basis, more than 20% of the number of shares in the company in issue as at the date of this approval;
-
shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."
The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or by a subsidiary of the company.
The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.
The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued shares, are of the opinion that if such repurchases were implemented:
-
the company and the group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
-
the assets of the company and the group will be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

4
Notice of annual general meeting
(continued)
-
the ordinary capital and reserves of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
-
the working capital of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
AngloGold will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Listings Requirements prior to the commencement of any purchases of AngloGold's shares on the open market.
Voting instructions
A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.
As Tuesday, 27 April 2004 is a public holiday in South Africa, duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Monday, 26 April 2004.
Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Friday, 23 April 2004.
The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.
Shareholders who have already dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP) or broker) must advise their CSDP or broker of their voting instructions should they wish to be represented at the annual general meeting. If, however, such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
In terms of the JSE Listings Requirements for the special resolution, the following general information is included in the annual report:
(a)
Directors and management (pages 37 and 38)
(b)
Major shareholders (page 154)
(c)
Directors' interest in securities (page 75)
(d)
Share capital of the company (pages 67 and 68)
There have been no material changes since 31 December 2003.
The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become a party.
The directors whose names appear on pages 37 and 38 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that the notice of the annual general meeting contains all information required by law and the JSE Listings Requirements.
By order of the board
Ms Y Z Simelane
Managing Secretary
Johannesburg
15 March 2004
Registered and corporate office
11 Diagonal Street
Johannesburg 2001
South Africa
AngloGold Limited - Notice of annual general meeting

Notice of annual general meeting
Date
Thursday, 29 April 2004 at 11:00
Venue
The Johannesburg Country Club, Napier Road
Auckland Park, Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00.
Travel information
The outline map below indicates the location of
The Johannesburg Country Club.
Admission
Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.
Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question(s) at the registration desk. Personnel will be on hand to provide any advice and assistance required.
Queries about annual general meeting
If you have any queries about the AGM please telephone any of the contact names listed on the inside back cover of the accompanying annual financial statements.
5
Important notes about the annual general meeting (AGM)
MELVILLE
to
Jan Smuts
RICHMOND
AUCKLAND
PARK
COTTESLOE
PARKTOWN
The Country
Club
Johannesburg
St Andrews
to
JOHANNESBURG
Empire
Empire
Stanley
Park
Ceda
Empire
Holiday Inn
Garden Court
Milpark's
Galleries
Owl
Annet
Henley
Cookham
L
othbury
Kingsw
ay
Uni
ver
sity
Main R
oad
SABC
Menton
Menton
Napier
Napier
Bar
ry Her
tz
og
Annet
W
abord
M1
M1
SANDTON
N1
Pretoria
N12
N1
M1
N3
R24
M2
N1
Bloemfontein
Sandton
CBD

ANGLOGOLD LIMITED
(Incorporated in the
Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485 JSE Share Code: ANG

supplementary mineral resource
and ore reserve information
2003

Supplementary Mineral Resource and Ore Reserve information
1
2
Ore Reserves by region
3
Mineral Resources by region
4
Ore Reserves by operation
7
Mineral Resources by operation
10
Grade tonnage curves of the Mineral Resource
18
Year-on-year Mineral Resource and Ore Reserve comparison by operation
24
Year-on-year Mineral Resource and Ore Reserve changes
26
Modifying factors
28
Drillhole spacing
32
Ore Reserves by project
35
Mineral Resources by project
40
Development sampling results - South Africa region
42
Competent persons
Contents

Supplementary Mineral Resource and Ore Reserve information
Ore Reserves by region
as at 31 December 2003
Ore Reserves
Metric
Imperial
Contained
Contained
Tonnes Grade
gold
Tons
Grade
gold
Mt
g/t
tonnes
Mt
oz/t
Moz
South Africa Proved 54.8 2.96 162.0 60.4 0.086 5.2
Probable 267.9 4.12 1,104.3 295.3 0.120 35.5
Total
322.6
3.93
1,266.4
355.6
0.114
40.7
East & West Africa* Proved 23.3 3.01 70.0 25.7 0.088 2.3
Probable 48.2 3.52 169.4 53.1 0.103 5.4
Total
71.5
3.35
239.5
78.8
0.098
7.7
South America* Proved 10.6 7.27 77.4 11.7 0.212 2.5
Probable 6.3 7.34 46.4 6.9 0.214 1.5
Total
17.0
7.30
123.8
18.7
0.213
4.0
Australia* Proved 46.9 1.31 61.3 51.7 0.038 2.0
Probable 105.3 1.40 147.2 116.1 0.041 4.7
Total
152.2
1.37
208.6
167.8
0.040
6.7
North America* Proved 53.9 1.26 67.7 59.4 0.037 2.2
Probable 64.7 0.87 56.1 71.3 0.025 1.8
Total
118.6
1.04
123.8
130.7
0.030
4.0
Total* Proved 189.5 2.31 438.5 208.9 0.067 14.1
Probable 492.4 3.09 1,523.5 542.8 0.090 49.0
Total
681.9
2.88
1,962.0
751.7
0.084
63.1
* Reserves attributable to AngloGold.
2

Supplementary Mineral Resource and Ore Reserve information
3
Mineral Resources by region
as at 31 December 2003
Mineral Resources
(1)
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold
Tons
Grade
gold
Mt
g/t
tonnes
Mt
oz/t
Moz
South Africa Measured 103.2 4.26 439.4 113.8 0.124 14.1
Indicated 661.1 4.17 2,754.6 728.7 0.122 88.6
Inferred 263.2 6.48 1,705.8 290.1 0.189 54.8
Total
1,027.5
4.77
4,899.7
1,132.6
0.139
157.5
East & West Africa** Measured 42.4 2.40 101.8 46.7 0.070 3.3
Indicated 123.5 2.50 308.6 136.1 0.073 9.9
Inferred 138.0 1.62 224.0 152.1 0.047 7.2
Total
303.8
2.09
634.3
334.9
0.061
20.4
South America** Measured 29.8 4.41 131.2 32.8 0.129 4.2
Indicated 12.7 6.94 88.1 14.0 0.202 2.8
Inferred 29.0 6.98 202.8 32.0 0.204 6.5
Total
71.5
5.90
422.2
78.8
0.172
13.6
Australia** Measured 63.0 1.36 85.5 69.4 0.040 2.7
Indicated 149.9 1.30 195.1 165.2 0.038 6.3
Inferred 87.2 1.29 112.2 96.1 0.038 3.6
Total
300.1
1.31
392.8
330.8
0.038
12.6
North America** Measured 109.4 1.17 128.1 120.6 0.034 4.1
Indicated 110.8 0.88 97.7 122.1 0.026 3.1
Inferred 38.0 1.05 39.7 41.9 0.031 1.3
Total
258.2
1.03
265.5
284.6
0.030
8.5
Total** Measured 347.7 2.55 885.9 383.3 0.074 28.5
Indicated 1,058.0 3.26 3,444.1 1,166.2 0.095 110.7
Inferred 555.4 4.11 2,284.5 612.2 0.120 73.4
Total
1,961.1
3.37
6,614.5
2,161.7
0.098
212.7
** Resources attributable to AngloGold.
(1)
Inclusive of the Ore Reserve component.

Ore Reserves by operation
(attributable)
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
South Africa
Great Noligwa Proved 4.0 9.46 37.6 4.4 0.276 1.2
Probable 14.9 9.16 136.1 16.4 0.267 4.4
Total
18.8
9.22
173.6
20.7
0.269
5.6
Kopanang Proved 3.4 6.94 23.8 3.7 0.202 0.8
Probable 19.8 7.19 142.3 21.8 0.210 4.6
Total
23.2
7.15
166.1
25.6
0.209
5.3
Moab Khotsong Proved - 16.45 0.4 - 0.480 -
Probable 18.8 13.93 262.4 20.7 0.406 8.4
Total
18.9
13.93
262.8
20.8
0.406
8.4
Mponeng Proved 2.8 8.74 24.5 3.1 0.255 0.8
Probable 22.8 9.01 205.3 25.1 0.263 6.6
Total
25.6
8.98
229.9
28.2
0.262
7.4
Savuka Proved 0.4 6.79 2.7 0.4 0.198 0.1
Probable 1.1 6.76 7.8 1.2 0.197 0.3
Total
1.5
6.77
10.5
1.7
0.197
0.3
Tau Lekoa Proved 7.4 5.05 37.2 8.2 0.147 1.2
Probable 20.6 3.99 82.2 22.7 0.116 2.6
Total
28.0
4.27
119.4
30.9
0.125
3.8
TauTona Proved 1.6 13.11 21.3 1.8 0.382 0.7
Probable 16.3 11.21 182.3 18.0 0.327 5.9
Total
17.9
11.38
203.6
19.7
0.332
6.5
Western Ultra Deep Proved - - - - - -
Levels
(1)
Probable - - - - - -
Total
-
-
-
-
-
-
Ergo Proved 29.4 0.38 11.1 32.4 0.011 0.4
Probable - - - - - -
Total
29.4
0.38
11.1
32.4
0.011
0.4
Vaal River Surface Proved 5.8 0.59 3.4 6.4 0.017 0.1
Probable 153.6 0.56 86.0 169.3 0.016 2.8
Total
159.3
0.56
89.4
175.6
0.016
2.9
West Wits Surface Proved - - - - - -
Probable - - - - - -
Total
-
-
-
-
-
-
4

Supplementary Mineral Resource and Ore Reserve information
Ore Reserves by operation
(attributable)
(continued)
as at 31 December 2003
5
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
East & West Africa
Geita (50%) Proved 14.2 3.30 46.8 15.7 0.096 1.5
Probable 21.1 4.17 88.1 23.3 0.122 2.8
Total
35.3
3.82
134.9
38.9
0.111
4.3
Morila (40%) Proved 4.4 3.55 15.6 4.9 0.104 0.5
Probable 5.9 3.88 22.9 6.5 0.113 0.7
Total
10.3
3.74
38.5
11.4
0.109
1.2
Navachab Proved 1.3 1.38 1.8 1.4 0.040 0.1
Probable 10.1 1.81 18.2 11.1 0.053 0.6
Total
11.4
1.76
20.0
12.6
0.051
0.6
Sadiola (38%) Proved 2.5 1.93 4.8 2.8 0.056 0.2
Probable 7.7 3.53 27.3 8.5 0.103 0.9
Total
10.2
3.14
32.1
11.2
0.092
1.0
Yatela (40%) Proved 0.9 1.12 1.0 1 0.033 -
Probable 3.4 3.84 12.9 3.7 0.112 0.4
Total
4.3
3.25
13.9
4.7
0.095
0.4
South America
Amapari
(2)
Proved - - - - - -
Probable - - - - - -
Total
-
-
-
-
-
-
Cerro Vanguardia Proved 6.7 7.34 49.1 7.4 0.214 1.6
(92.5%) Probable 0.5 10.16 5.6 0.6 0.296 0.2
Total
7.2
7.56
54.6
7.9
0.220
1.8
Morro Velho Proved 2.3 7.84 18.1 2.5 0.229 0.6
Probable 5.2 7.01 36.2 5.7 0.205 1.2
Total
7.5
7.27
54.4
8.3
0.212
1.7
Serra Grande (50%) Proved 1.6 6.17 10.2 1.8 0.180 0.3
Probable 0.6 7.59 4.6 0.7 0.221 0.1
Total
2.3
6.55
14.8
2.5
0.191
0.5

Ore Reserves by operation
(attributable)
(continued)
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
6
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
Australia
Boddington
(3)
Proved 41.5 0.94 39.0 45.7 0.027 1.3
(33.33%) Probable 88.4 0.84 74.3 97.4 0.024 2.4
Total
129.9
0.87
113.3
143.2
0.025
3.6
Coyote
(4)
Proved - - - - - -
Probable - - - - - -
Total
-
-
-
-
-
-
Sunrise Dam Proved 5.4 4.16 22.3 6 0.121 0.7
Probable 16.9 4.33 72.9 18.6 0.126 2.3
Total
22.2
4.29
95.3
24.5
0.125
3.1
Tanami
(5)
Proved - - - - - -
(40%) Probable - - - - - -
Total
-
-
-
-
-
-
Union Reefs
(6)
Proved - - - - - -
Probable - - - - - -
Total
-
-
-
-
-
-
North America
Jerritt Canyon
(7)
Proved - - - - - -
Probable - - - - - -
Total
-
-
-
-
-
-
Cripple Creek & Victor Proved 53.9 1.26 67.7 59.4 0.037 2.2
(70%) Probable 64.7 0.87 56.1 71.3 0.025 1.8
Total
118.6
1.04
123.8
130.8
0.030
4.0
Proved
189.5
2.31
438.5
208.9
0.067
14.1
Probable
492.4
3.09
1,523.5
542.8
0.090
49.0
Total Ore Reserves
attributable to AngloGold
Total
681.9
2.88
1,962
751.7
0.084
63.1
NB: Rounding of figures may result in computational discrepancies.
(1)
The southerly down-dip extension of Mponeng, Elandsrand (Harmony) and Driefontein (Gold Fields Limited), with depths to reef exeeding 4,500m in the south.
(2)
Sold 21 May 2003.
(3)
The Ore Reserves associated with the Boddington Expansion have been based on the feasibility study completed in 2000 and assume a gold price of AUD$425/oz.
(4)
Sold - settlement due on 16 January 2004.
(5)
Mine closed.
(6)
Sold - settlement date still under negotiation.
(7)
Sold 30 June 2003.

Supplementary Mineral Resource and Ore Reserve information
Mineral Resources by operation
(attributable)
as at 31 December 2003 (inclusive of the Ore Reserve component)
7
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
South Africa
Great Noligwa Measured 7.9 17.82 140.3 8.7 0.520 4.5
Indicated 19.6 16.83 329.6 21.6 0.491 10.6
Inferred 5.8 10.89 63.1 6.4 0.318 2.0
Total
33.2
16.03
533.0
36.6
0.468
17.1
Kopanang Measured 4.0 17.22 68.2 4.4 0.502 2.2
Indicated 17.1 17.22 293.6 18.8 0.502 9.4
Inferred 4.3 19.34 82.8 4.7 0.564 2.7
Total
25.3
17.57
444.6
27.9
0.513
14.3
Moab Khotsong Measured - 18.97 0.6 - 0.553 -
Indicated 12.9 26.54 342.7 14.2 0.774 11.0
Inferred 1.5 29.19 43.8 1.7 0.851 1.4
Total
14.4
26.80
387.1
15.9
0.782
12.4
Moab Khotsong Extension Measured - - - - - -
Indicated 2.5 16.31 41.0 2.8 0.476 1.3
Inferred - - - - - -
Total
2.5
16.31
41.0
2.8
0.476
1.3
Mponeng Measured 4.5 15.34 68.8 5.0 0.447 2.2
Indicated 56.7 11.60 657.5 62.5 0.338 21.1
Inferred 9.4 7.87 74.3 10.4 0.229 2.4
Total
70.6
11.34
800.6
77.8
0.331
25.7
Savuka Measured 3.2 14.19 45.7 3.5 0.414 1.5
Indicated 17.5 12.60 221.1 19.3 0.368 7.1
Inferred - - - - - -
Total
20.8
12.85
266.8
22.9
0.375
8.6
Tau Lekoa Measured 8.9 6.32 56.4 9.8 0.184 1.8
Indicated 45.1 5.56 251.1 49.7 0.162 8.1
Inferred 24.0 5.97 143.4 26.5 0.174 4.6
Total
78.1
5.78
450.8
86.1
0.168
14.5
TauTona Measured 1.4 25.72 37.2 1.5 0.750 1.2
Indicated 21.0 22.52 473.7 23.1 0.657 15.2
Inferred - - - - - -
Total
22.5
22.72
510.9
24.8
0.663
16.4
Western Ultra Deep Measured - - - - - -
Levels
(1)
Indicated - - - - - -
Inferred 103.3 11.85 1,223.9 113.9 0.346 39.3
Total
103.3
11.85
1,223.9
113.9
0.346
39.4
Ergo Measured 73.3 0.30 22.2 80.8 0.009 0.7
Indicated - - - - - -
Inferred - - - - - -
Total
73.3
0.30
22.2
80.8
0.009
0.7

Supplementary Mineral Resource and Ore Reserve information
8
Mineral Resources by operation
(attributable)
as at 31 December 2003 (inclusive of the Ore Reserve component)
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
Vaal River Surface Measured - - - - - -
Indicated 306.1 0.34 102.9 337.4 0.010 3.3
Inferred 101.7 0.65 66.4 112.1 0.019 2.1
Total
407.9
0.41
169.2
449.6
0.012
5.4
West Wits Surface Measured - - - - - -
Indicated 162.5 0.25 41.4 179.1 0.007 1.3
Inferred 13.2 0.62 8.2 14.6 0.018 0.3
Total
175.7
0.28
49.5
193.7
0.008
1.6
East & West Africa
Geita (50%) Measured 20.5 3.13 64.0 22.6 0.091 2.1
Indicated 43.3 3.80 164.8 47.7 0.111 5.3
Inferred 20.0 3.03 60.4 22.0 0.088 1.9
Total
83.7
3.45
289.2
92.3
0.101
9.3
Morila (40%) Measured 5.2 3.49 18.3 5.7 0.102 0.6
Indicated 7.0 3.82 26.7 7.7 0.112 0.9
Inferred 0.8 2.96 2.4 0.9 0.086 0.1
Total
13.0
3.64
47.5
14.3
0.106
1.5
Navachab Measured 8.7 0.79 6.8 9.6 0.023 0.2
Indicated 56.9 1.31 74.7 62.7 0.038 2.4
Inferred 60.8 1.04 63.1 67.0 0.030 2.0
Total
126.3
1.15
144.7
139.2
0.033
4.7
Sadiola (38%) Measured 6.5 1.68 11.0 7.2 0.049 0.4
Indicated 10.1 2.62 26.4 11.1 0.077 0.8
Inferred 54.7 1.76 96.2 60.3 0.051 3.1
Total
71.3
1.87
133.6
78.6
0.055
4.3
Yatela (40%) Measured 1.5 1.11 1.6 1.7 0.032 0.1
Indicated 6.2 2.56 16.0 6.8 0.075 0.5
Inferred 1.8 1.03 1.8 2.0 0.030 0.1
Total
9.5
2.05
19.4
10.5
0.060
0.6
South America
Amapari
(2)
Measured - - - - - -
Indicated - - - - - -
Inferred - - - - - -
Total
-
-
-
-
-
-
Cerro Vanguardia (92.5%) Measured 23.2 3.62 83.8 25.6 0.106 2.7
Indicated 2.4 6.07 14.7 2.6 0.177 0.5
Inferred 0.9 8.40 7.3 1.0 0.245 0.2
Total
26.5
4.00
105.8
29.2
0.117
3.4
Morro Velho Measured 4.8 7.24 34.9 5.3 0.211 1.1
Indicated 9.6 7.07 67.9 10.6 0.206 2.2
Inferred 26.6 6.93 184.1 29.3 0.202 5.9
Total
41.0
7.00
286.8
45.2
0.204
9.2

Supplementary Mineral Resource and Ore Reserve information
9
Mineral Resources by operation
(attributable)
(continued)
as at 31 December 2003 (inclusive of the Ore Reserve component)
Metric
Imperial
Contained
Contained
Tonnes
Grade
gold          Tons
Grade
gold
Mine
Category
Mt
g/t
t
Mt
oz/t
Moz
Serra Grande (50%) Measured 1.8 6.98 12.6 2.0 0.204 0.4
Indicated 0.7 8.21 5.5 0.8 0.239 0.2
Inferred 1.6 7.15 11.5 1.8 0.209 0.4
Total
4.1
7.25
29.5
4.5
0.211
0.9
Australia
Boddington
(3)
Measured 43.0 0.93 40.1 47.4 0.027 1.3
(33.33%) Indicated 123.0 0.83 102.3 135.6 0.024 3.3
Inferred 76.2 0.81 61.4 84.0 0.023 2.0
Total
242.2
0.84
203.8
267.0
0.025
6.6
Coyote
(4)
Measured - - - - - -
Indicated - - - - - -
Inferred 1.3 6.89 9.1 1.4 0.201 0.3
Total
1.3
6.89
9.1
1.4
0.201
0.3
Sunrise Dam Measured 18.5 2.28 42.2 20.4 0.067 1.4
Indicated 25.9 3.45 89.3 28.5 0.101 2.9
Inferred 8.3 4.72 39.3 9.1 0.138 1.3
Total
52.7
3.24
170.8
58.1
0.095
5.5
Tanami
(5)
Measured 1.3 2.11 2.8 1.4 0.061 0.1
(40%) Indicated 0.9 3.49 3.1 1.0 0.102 0.1
Inferred 0.1 4.30 0.4 0.1 0.125 -
Total
2.3
2.73
6.3
2.5
0.080
0.2
Union Reefs
(6)
Measured 0.1 2.97 0.4 0.1 0.087 -
Indicated 0.1 2.47 0.3 0.1 0.072 -
Inferred 1.3 1.62 2.0 1.4 0.047 0.1
Total
1.5
1.81
2.7
1.7
0.053
0.1
North America
Jerritt Canyon
(7)
Measured - - - - - -
(70%) Indicated - - - - - -
Inferred - - - - - -
Total
-
-
-
-
-
-
Cripple Creek & Victor Measured 109.4 1.17 128.1 120.6 0.034 4.1
Indicated 110.8 0.88 97.7 122.2 0.026 3.1
Inferred 38.0 1.05 39.7 41.9 0.031 1.3
Total
258.2
1.03
265.5
284.6
0.030
8.5
Measured
347.7
2.55
885.9
383.3
0.074
28.5
Indicated
1,058.0
3.26
3,444.1
1,166.2
0.095
110.7
Inferred
555.4
4.11
2,284.5
612.2
0.120
73.4
Total Mineral Resources
attributable to AngloGold
Total
1,961.1
3.37
6,614.5
2,161.7
0.098
212.7
NB: Rounding of figures may result in computational discrepancies
(1)
The southerly down-dip extension of Mponeng, Elandsrand (Harmony) and Driefontein (Gold Fields Limited), with depths to reef exeeding 4,500m in the south.
(2)
Sold 21 May 2003.
(3)
The Mineral Resource associated with the Boddington Expansion have been based on the feasibility study completed in 2000 and assume a gold price of AUD$650/oz.
(4)
Sold - settlement due on 16 January 2004.
(5)
Mine closed.
(6)
Sold - settlement date still under negotiation.
(7)
Sold 30 June 2003.

Grade tonnage curves of the
Mineral Resource
Supplementary Mineral Resource and Ore Reserve information
10
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
5
10
15
20
25
30
35
0
6
10
16
20
0
5
10
15
20
25
30
35
40
4
2
8
12
14
18
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
5
10
15
20
25
30
35
40
0
0.1
0
0.2
0.2
0.3
0.4
0.5
0.6
0.4
0.6
0.8
1.0
1.2
Great Noligwa - Imperial
Great Noligwa - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
5
10
15
20
25
30
0
6
10
16
20
0
5
10
15
20
25
30
4
2
8
14
12
18
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
5
10
15
20
25
30
0
0.1
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
0.2
0.3
0.4
0.5
0.6
Kopanang - Imperial
Kopanang - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
2
4
6
8
10
12
14
16
0
10
16
20
0
5
10
15
20
25
30
35
40
45
8
6
4
2
18
14
12
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
2
4
6
8
10
12
14
18
0
0.1
0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
0.2
0.3
0.4
0.5
0.6
16
Moab Khotsong - Imperial
Moab Khotsong - Metric
South Africa

Supplementary Mineral Resource and Ore Reserve information
11
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
10
20
30
40
60
70
80
0
6
10
16
20
0
5
10
15
20
25
50
30
8
4
2
18
14
12
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
10
20
30
40
60
70
90
0
0.1
0
0.1
50
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.2
0.3
0.4
0.5
0.6
80
Mponeng - Imperial
Mponeng - Metric
South Africa (continued)
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
5
10
15
20
25
0
2
10
18
20
0
5
10
15
20
25
35
30
8
6
4
16
14
12
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
5
10
15
20
0
0
0.1
25
0.2
0.3
0.4
0.5
0.6
0.7
1.0
0.1
0.2
0.3
0.4
0.5
0.6
0.9
0.8
Savuka - Imperial
Savuka - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
10
20
30
40
50
60
90
0
4
10
12
14
0
2
10
12
16
20
80
70
6
2
8
6
4
8
18
14
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
10
20
30
40
50
60
70
0
0.1
0
0.1
0.2
0.3
0.4
0.5
0.6
100
0.2
0.3
0.4
80
90
Tau Lekoa - Imperial
Tau Lekoa - Metric

Grade tonnage curves of the
Mineral Resource
(continued)
Supplementary Mineral Resource and Ore Reserve information
12
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
5
10
15
20
25
0
8
10
16
20
0
5
10
15
20
25
45
40
35
30
4
2
6
12
14
18
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
5
10
15
20
30
0
0.1
0.0
0.2
0.4
0.6
0.8
1.0
1.4
0.2
0.3
0.4
0.5
0.6
25
1.2
TauTona - Imperial
TauTona - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
Tonnes (million)
0
20
40
60
80
100
120
0
6
10
16
20
0
5
10
15
20
25
8
4
2
18
14
12
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
Tons (million)
0
20
40
60
80
100
120
0
0.1
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.2
0.3
0.4
0.5
0.6
Western Ultra Deep Levels - Imperial
Western Ultra Deep Levels - Metric
South Africa (continued)

Supplementary Mineral Resource and Ore Reserve information
13
Cut-off grade (g/t)
Resource Average grade above cut-off
g/t
T onnes (million)
0
20
30
40
50
60
70
80
90
0 2 4 6 10
0
2
4
8
10
12
14
20
6
18
8
10
16
9 7 5 3 1
Cut-off grade (oz/ton)
Resource Average grade above cut-off
oz/ton
T ons (million)
0
10
20
30
40
50
60
70
80
0 0.05
0
0.1
0.10 0.15 0.20 0.25 0.30
0.2
0.3
0.4
0.5
0.6
Geita - Imperial
Geita - Metric
0
2
6
10
14
0 2 4 6 8 10
Cut-off grade (g/t)
0
2
4
6
8
10
12
14
16
20
Resource Average grade above cut-off
g/t
T onnes (million)
12
8
4
9 7 5 3 1
18
0
4
10
12
14
16
0 0.05
Cut-off grade (oz/ton)
0
0.1
0.2
0.3
0.4
0.5
0.6
Resource Average grade above cut-off
oz/ton
T ons (million)
0.10 0.15 0.20 0.25 0.30
6
8
2
Morila - Imperial
Morila - Metric
Cut-off grade (g/t)
Resource Average grade above cut-off
g/t
T onnes (million)
0
20
40
60
80
100
120
140
0 0.8 1.2 1.6 2.0 2.4 2.8
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
0.4
Cut-off grade (oz/ton)
Resource Average grade above cut-off
oz/ton
T ons (million)
0
20
40
60
80
100
120
140
0.01 0.02
0
0.02
0.04
0.06
0.08
0.10
0.12
0.14
0.03 0.04 0.05 0.06 0.07 0.08 0.09
Navachab - Imperial
Navachab - Metric
East & West Africa

Grade tonnage curves of the
Mineral Resource
(continued)
Supplementary Mineral Resource and Ore Reserve information
14
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
1
2
3
4
5
8
0.0
0.4
0.8
1.2
1.6
2.0
2.4
2.8
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
6
7
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
2
3
4
5
6
7
0.01
0.00
0.05
8
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
0.10
0.15
0.20
0.25
1
Yatela - Imperial
Yatela - Metric
East & West Africa (continued)
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
20
40
60
80
0.0
0.4
0.8
1.2
1.6
2.0
2.4
3.2
0
1
2
3
4
5
6
50
70
100
30
10
90
2.8
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
20
40
60
80
0.010
0.000
0.020
50
70
90
30
10
100
0.040
0.060
0.080
0.100
0.120
0.140
0.160
0.020
0.030
0.040
0.050
0.060
0.070
0.080
0.090
Sadiola - Imperial
Sadiola - Metric

Supplementary Mineral Resource and Ore Reserve information
15
Cut-off grade (g/t)
Resource Average grade above cut-off
g/t
T onnes (million)
0
4
2
6
8
14
0 2 4 6 8 10
0
2
4
6
8
10
12
14
16
18
12
10
Cut-off grade (oz/ton)
Resource Average grade above cut-off
oz/ton
T ons (million)
0
4
2
6
8
14
0 0.05
0
0.05
12
10
16
0.10
0.15
0.20
0.25
0.30
0.35
0.40
0.45
0.50
0.10 0.15 0.20 0.25 0.30
Cerro Vanguardia - Imperial
Cerro Vanguardia - Metric
Cut-off grade (g/t)
Resource Average grade above cut-off
g/t
T onnes (million)
0
5
10
15
20
25
30
35
0 2 10
0
2
4
6
8
10
12
14
16
40
4 6 8 12 14 16 20 18
Cut-off grade (oz/ton)
Resource Average grade above cut-off
oz/ton
T ons (million)
0
5
10
15
20
25
30
35
45
0 0.10 0.20 0.30 0.40
0
0.05
40
0.10
0.15
0.20
0.25
0.30
0.35
0.40
0.25 0.15 0.5 0.35 0.45
Morro Velho - Imperial
Morro Velho - Metric
Cut-off grade (g/t)
Resource Average grade above cut-off
g/t
T onnes (million)
0.0
0.2
0.6
1.0
0.8
1.4
4 8 12 16
0
5
10
15
20
25
0.4
1.2
6 14 10
Cut-off grade (oz/ton)
Resource Average grade above cut-off
oz/ton
T ons (million)
0
0.4
0.8
0.6
1.4
0.10
0
0.2
1.0
1.2
0.15 0.25 0.35 0.50
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.30 0.20 0.40 0.45
Serra Grande - Imperial
Serra Grande - Metric
South America

Grade tonnage curves of the
Mineral Resource
(continued)
Supplementary Mineral Resource and Ore Reserve information
16
Australia
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
5
10
15
20
25
30
35
40
45
50
0.4
0
1
2
3
4
5
6
7
0.8
1.2
1.6
2.0
2.4
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
5
10
15
20
25
30
35
40
45
0.02
0.00
0.02
0.04
0.06
0.08
0.10
0.12
0.20
0.03
0.04
0.05
0.06
0.07
0.14
0.16
0.18
Sunrise Dam (Cleo open pit) - Imperial
Sunrise Dam (Cleo open pit) - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
1
2
3
4
5
0.5
0.9
1.3
1.7
2.5
0
2
4
6
8
10
12
6
7
8
2.1
2.9
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
1
2
3
4
5
0.01
0
0.05
6
7
8
9
0.10
0.15
0.20
0.25
0.30
0.35
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
Coyote - Imperial
Coyote - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
50
100
150
200
250
300
0.4
3.2
1.2
4.4
0
0.5
1.0
1.5
2.0
2.5
3.0
5.0
3.6
1.6
0.8
0
3.5
4.0
4.5
2.0
2.4
2.8
4.0
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
50
100
150
200
250
300
0
0
0.02
350
0.06
0.08
0.12
0.14
0.02
0.04
0.06
0.12
0.04
0.10
0.08
0.10
Boddington - Imperial
Boddington - Metric

Supplementary Mineral Resource and Ore Reserve information
17
Australia (continued)
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0
50
100
150
200
250
300
350
400
0.2
0.4
0.6
0.8
1.0
0
0.5
1.0
1.5
2.0
2.5
3.0
0.3
0.5
0.7
0.9
1.1
3.5
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0
50
100
150
200
250
300
350
400
0.005
0
0.01
450
0.010
0.015
0.020
0.025
0.030
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
Cripple Creek & Victor - Imperial
Cripple Creek & Victor - Metric
Cut-off grade (g/t)
Resource
Average grade above cut-off
g/t
T onnes (million)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
0.0
4.0
8.0
12.0
16.0
20.0
0
5
10
15
20
25
30
Cut-off grade (oz/ton)
Resource
Average grade above cut-off
oz/ton
T ons (million)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
0
0.0
0.3
0.4
0.5
0.6
0.7
0.8
0.1
0.2
0.3
0.4
0.5
0.6
0.1
0.2
Sunrise Dam (underground) - Imperial
Sunrise Dam (underground) - Metric
North America

Year-on-year Mineral Resource and Ore
Reserve comparison by operation
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
18
South Africa
Great Noligwa Resource 18.4             -1.1           -0.2              0.1            17.1             -1.2              -7
Reserve 6.9             -0.8            -0.5 -               5.6             -1.3            -19
Kopanang Resource 14.8             -0.7             0.6            -0.4            14.3             -0.5              -3
Reserve 6.0             -0.5             -0.1 -               5.3             -0.6            -11
Moab Khotsong Resource 12.8             -0.0             -0.4 -             12.4             -0.4              -3
Reserve 9.0              -0.0            -0.6            0.1              8.4             -0.5              -6
Mponeng Resource 26.7             -0.5             -2.1            1.7            25.7             -1.0              -4
Reserve 9.5             -0.5             -1.1           -0.5              7.4             -2.2            -23
Savuka Resource 8.8             -0.2               0.9          -0.9              8.6              -0.2             -3
Reserve 2.7             -0.2 -          -2.2              0.3              -2.4            -88
Tau Lekoa Resource 17.4            -0.4             -0.4          -2.1             14.5             -2.9             -17
Reserve 3.9              -0.3              0.3              -                3.8             -0.1              -2
TauTona Resource 15.9             -0.7               0.1          1.2 16.4               0.6               4
Reserve 6.3              -0.7              0.9              -               6.5               0.2               4
WUDL Resource 104.1              0.0 -        -64.8             39.4           -64.8            -62
Reserve 0.0               0.0                 -               -                0.0              0.0               0
Moab Khotsong Extention
Resource 0.0               0.0                 -           1.3                1.3               1.3              0
Reserve 0.0               0.0                 -              -                 0.0               0.0              0
Surface Resource 9.7             -0.3 -          -1.7                 7.7             -2.0           -20
Reserve 3.2             -0.6             -0.5           1.1                 3.2              0.0 1
Resource
228.6             -3.9             -1.5
-65.7
157.5
-71.0           -31
Totals
Reserve
47.5             -3.6             -1.7          -1.6              40.7             -6.8           -14
Gold content (attributable) Moz
Model
Scope
Operation
Category
2002 Depletion
(1)
change
(2)
change
(3)
2003
Net diff
%

Supplementary Mineral Resource and Ore Reserve information
19
Change primarily due to depletion, with a minor value decrease on the Vaal Reef and movement out of resource to inventory. A decrease in the Mine Call Factor (MCF) of 5.8%, coupled with a 10% reduction of in-situ grade, resulted in the drop off in reserves.
A drop in value of the Vaal Reef, an increase due to structure (C Reef), evaluation boundary changes and movements to inventory. The drop in average in-situ grade of 12% over life-of-mine due to revised modelling resulted in the drop off in reserves.
Reduction due to evaluation change in boundary methodology. The decrease of 0.5Moz was due to updates to the geological model, which resulted in lower gold values.
Loss due to geology model changes and revised relative density. Increase due to upgrading from inventory. A decrease of 1.7Moz was due to the exclusion of the Carbon Leader Reef (CLR) Below 120 Level project and a reduction in the VCR Below 120 Level project. The lower Rand per kilogram gold price at the end of 2003 resulted in the Carbon Leader Reef Below 120 Level project no longer being feasible and it has now been excluded from Ore Reserves as at 31 December 2003. The project is currently the subject of a revised feasibility study.
Increase in value due to new data is offset by transfer of Mineral Resource to TauTona. The Savuka reserve is down due to economic factors. It is expected that the mine will be operational for another two years with an orderly closure in 2006.
Scope changes due to movement out of resource to inventory due to increased resource cut-off. Increases due to geology model changes and new information . An increase of 0.3Moz was due to the assumption of a higher MCF, as well as extensions of the Ore Reserve due to exploration in new mining areas.
Increase due to inclusion of new ground purchased from Driefontein (656,000oz) and transfers in from Savuka (434,000oz) and Mponeng (117,000oz). An increase of 0.9Moz was partially as a result of the purchase of new ground from Gold Fields' Driefontein Gold Mine.
Reduced mining limit depth from 5km below datum to 4.5km below datum and increased Mineral Resource cut-off.
Held under prospecting permit - south of Kopanang Mine.
Reduction due to depletion and transfers to inventory.
Comments

Year-on-year Mineral Resource and Ore
Reserve comparison by operation
(continued)
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
20
East & West Africa
Geita Resource 8.1              -0.4            1.2             0.3              9.3              1.2              14
Reserve 4.7              -0.4            0.3            -0.3              4.3             -0.4              -8
Morila Resource 2.1              -0.4           -0.2 -               1.5            -0.6             -27
Reserve 1.7             -0.3           -0.1 -               1.2            -0.4             -27
Navachab Resource 4.6              -0.1                -             0.1               4.7             0.0                1
Reserve 0.6              -0.1             0.1                -               0.6             0.0                2
Sadiola Resource 5.1              -0.2            -0.2           -0.5               4.3            -0.8            -16
Reserve 1.1              -0.2             0.1 -                1.0            -0.1            -10
Yatela Resource 0.8               -0.1 -           -0.1                0.6            -0.1            -18
Reserve 0.5  -0.1               -                - 0.4 -0.1 -11
Resource
20.7               -1.1            0.8           -0.1             20.4            -0.3              -2
Totals
Reserve
8.7               -1.1            0.4           -0.3               7.7            -1.0             -11
South America
Amapari Resource 2.4                0.0                -          -2.4                0.0             -2.4 -100
Reserve 0.7                0.0                -          -0.7                0.0             -0.7 -100
Cerro Vanguardia Resource 3.6               -0.2             0.3         -0.2                3.4             -0.2              -5
Reserve 2.2               -0.2             0.0         -0.2                1.8             -0.4            -19
Morro Velho Resource 9.4 -0.2                 -             - 9.2 -0.2              -2
Reserve 1.7               -0.2             0.2             -                 1.7             0.0                0
Serra Grande Resource 0.9                -0.1             0.1            -                 0.9              0.1               6
Reserve 0.5                -0.1             0.1            -                 0.5             -0.0              -1
Resource
16.3                -0.5             0.4       -2.6               13.6             -2.8            -17
Totals
Reserve
5.1                -0.6             0.3       -0.9                 4.0             -1.1             -22
Gold content (attributable) Moz
Model
Scope
Operation
Category
2002 Depletion
(1)
change
(2)
change
(3)
2003
Net diff
%

Supplementary Mineral Resource and Ore Reserve information
21
Additions due to drilling at Nyankanga and Geita Hill during 2003 and further additions due to incorporation of low-grade ore greater than 0.7g/t.
Ridge 8 and Star & Comet added to reserves; Nyankanga Cut 7 excluded to maintain drainage channel.
Model change due to new drill information and anisotropic remodelling.
Depletion and loss of Deep Sulphide below new $400/oz shell and revised modelling of the North Pit area.
Sold 21 May 2003.
Increase in waste mining costs.
Comments

Year-on-year Mineral Resource and Ore Reserve comparison by operation
(continued)
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
22
Australia
Boddington Resource 6.6             0.0                 -                 -                 6.6             0.0                 0
Reserve 3.6             0.0                 -                 -                 3.6             0.0                 0
Coyote Resource 0.3             0.0                 -                 -                 0.3             0.0                 0
Reserve 0.0             0.0                 -                 -                 0.0             0.0              n/a
Sunrise Dam Resource 4.6             -0.4             1.5             -0.1                5.5            0.9                20
Reserve 2.6             -0.4             0.9               0.1                3.1            0.5               19
Tanami Resource 0.2 0.0                 -                 - 0.2 -0.0                -2
Reserve 0.0              0.0                 -                 -                  0.0            0.0              n/a
Union Reefs Resource 0.2             -0.1 - - 0.1           -0.1              -50
Reserve 0.1             -0.1 - - 0.0            -0.1            -100
Resource
11.8            -0.5             1.5             -0.2               12.6             0.8
 7
Totals
Reserve
6.3             -0.5             0.9              0.1                 6.7             0.4                 6
North America
Cripple Creek Resource 8.1             -0.6             1.0                 -                  8.5             0.4                 5
& Victor Reserve 4.3             -0.5             0.2                 -                  4.0            -0.3                -7
Jerritt Canyon Resource 2.0               0.0                -             -2.0                 0.0            -2.0   -100
Reserve 0.4             -0.1 -              -0.3                 0.0            -0.4            -100
Resource
10.1             -0.6             1.0             -2.0                 8.5            -1.6              -16
Totals
Reserve
4.7              -0.6             0.2             -0.3                 4.0            -0.7             -15
Resource
287.6             -6.6             2.2
-70.5
212.7
-74.9              -26
AngloGold
totals Reserve
72.3              -6.3             0.1            -3.0               63.1            -9.2              -13
(1)
Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
(2)
Model change: difference between the reserves based on the start of year and end of year resource models. In both cases the end of year mine design and mining faces are applied.
(3)
Scope change: difference resulting from change in cut-off grade, MCF, new project studies and any other factors influencing Mineral Resource and Ore Reserve estimation.
Gold content (attributable) Moz
Model
Scope
Operation
Category
2002 Depletion
(1)
change
(2)
change
(3)
2003
Net diff
%

Supplementary Mineral Resource and Ore Reserve information
23
No change.
Pending implementation.
Sold - settlement due on 16 January 2004.
Revised Mineral Resource modelling of open pit. Underground resource additions. Additional exploration information in open pit and underground. New modelling techniques, additional drilling and new underground design.
Mine closed.
Sold - settlement date still under negotiation.
Revised Mineral Resource modelling more than compensated for depletion.
New drilling, geostats parameters and recovery functions.
Sold 30 June 2003.
Comments

Year-on-year Mineral Resource and Ore Reserve changes
Supplementary Mineral Resource and Ore Reserve information
24
80
75
70
65
60
50
72.3
2002
0.0
Scope
-6.3
Depletion
2.5
Exploration
-1.0
Disposal
-2.4
Other
Model
-2.0
Other
scope
63.1
2003
55
300
280
260
240
220
200
287.6
2002
-64.8
Abnormal
-6.627
Depletion
4.7
Exploration
-4.5
Disposal
-0.1
Other
Model
-3.8
Other
scope
212.658
2003
Mineral Resource changes
Ore Reserve changes
50
48
46
44
42
40
47.5
2002
0.0
Abnormal
-3.6
Depletion
0.8
Exploration
0.0
Disposal
-2.5
Other
Model
-1.6
Other
scope
40.7
2003
250
230
210
190
170
150
228.6
2002
-64.8
Abnormal
-4.1
Depletion
0.9
Exploration
0.0
Disposal
0.4
Other
Model
-3.6
Other
scope
157.5
2003
Mineral Resources
Ore Reserves
South Africa: 2002 vs 2003 Moz
Global: 2002 vs 2003 Moz
9
7
6
8.7
2002
0.0
Abnormal
-1.1
Depletion
0.4
Exploration
0.0
Disposal
0.0
Other
Model
-0.3
Other
scope
7.7
2003
8
25
20
15
20.7
2002
0.0
Abnormal
-1.1
Depletion
1.0
Exploration
0.0
Disposal
0.0
Other
Model
-0.2
Other
scope
20.4
2003
Mineral Resources
Ore Reserves
East and West Africa: 2002 vs 2003 Moz

Supplementary Mineral Resource and Ore Reserve information
25
5.5
3.0
5.08
2002
-0.20
Scope
-0.56
Depletion
0.30
Exploration
-0.67
Disposal
0.04
Other
Model
-0.20
Other
scope
3.98
2003
3.5
4.0
4.5
5.0
17.0
11.0
16.35
2002
-0.20
Scope
-0.50
Depletion
0.37
Exploration
-2.45
Disposal
0.00
Other
Model
-0.20
Other
scope
13.57
2003
13.0
12.0
14.0
15.0
16.0
7
4
6.3
2002
0.0
Abnormal
-0.5
Depletion
0.9
Exploration
0.0
Disposal
0. 0
Other
Model
0.1
Other
scope
6.7
2003
5
6
15
10
11.8
2002
-
Abnormal
-0.5
Depletion
1.5
Exploration
-0.0
Disposal
-
Other
Model
-0.1
Other
scope
12.6
2003
11
12
13
14
4.8
3.6
3.0
4.71
2002
0.00
Scope
-0.61
Depletion
0.20
Exploration
-0.31
Disposal
0.00
Other
Model
0.00
Other
scope
3.98
2003
4.0
3.8
4.2
3.2
4.4
4.6
3.4
11.0
7.0
5.0
10.11
2002
0.00
Scope
-0.58
Depletion
1.01
Exploration
-2.01
Disposal
0.00
Other
Model
0.00
Other
scope
8.54
2003
9.0
8.0
10.0
6.0
Mineral Resources
Ore Reserves
Mineral Resources
Ore Reserves
Australia: 2002 vs 2003 Moz
South America: 2002 vs 2003 Moz
Mineral Resources
Ore Reserves
North America: 2002 vs 2003 Moz

Modifying factors
as at 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
26
Gold price
Cut-off
Stoping
Mine Call**
used
grade
Width
Dilution*
Factor
Mine
US$/oz
g/t Au
(1)
cm
%
(2)
(MCF) %
South Africa
Great Noligwa 350 5.60 151.9 37 70
Kopanang 350 9.31 102.0 66 69
Tau Lekoa 350 4.77 151.1 19 86
Moab Khotsong 350 4.10 122.0 40 82
Mponeng 350 4.08 130.0 43 97
TauTona 350 11.36 96.8 111 89
Savuka 350 4.61 108.4 44 92
Western Ultra Deep Levels n/a n/a n/a n/a n/a
Ergo 350 n/a n/a n/a n/a
Surface (excl Ergo) 350 n/a n/a n/a n/a
East & West Africa
Geita - Nyankanga 350 0.8 to 1.0 n/a 13 n/a
Geita - Area 3W 350 1.3 to 2.2 n/a 13 n/a
Geita - Chipaka 350 1.0 to 1.3 n/a 16 n/a
Geita - Geita Hill 350 0.9 to 1.1 n/a 13 n/a
Geita - Kukuluma 350 1.1 to 1.9 n/a 9 n/a
Geita - Lone Cone 350 0.9 to 1.0 n/a 18 n/a
Geita - Matandani 350 1.3 to 2.7 n/a 12 n/a
Geita - Ridge 8 350 1.0 to 1.2 n/a 15 n/a
Geita - Roberts 350 1.0 to 1.2 n/a 10 n/a
Geita - Star & Comet 350 1.0 to 1.2 n/a 18 n/a
Morila 350 1.30 n/a 10 95
Navachab 350 0.8 to 0.9 n/a n/a 100
Sadiola - Main Pit 350 1.0 to 2.0 n/a n/a 100
Sadiola - Blue Dam 350 1.0 to 2.0 n/a n/a 100
Sadiola - Tabakoto 350 1.0 to 2.0 n/a n/a 100
Yatela - Main Pit 350 0.9 to 1.3 n/a n/a 100
Yatela - Alamoutala 350 1.3 to 1.5 n/a n/a 100
South America
Cerro Vanguardia 325 2.40 n/a n/a 96
Morro Velho - Cuiaba 350 2.8 to 3.8 n/a n/a 95
Mineracao AngloGold - Engenho d'Agua 325 1.00 n/a 9 n/a
Mineracao AngloGold - Corrego Do Sitio 325 2.00 n/a 21 n/a
Mina Serra Grande - Mina III 350 3.6 - 5.4 n/a 5 95
Mina Serra Grande - Mina Nova 350 1.90 n/a 5 95
Australia
Boddington 234 0.40 n/a n/a n/a
Sunrise Dam - surface 350 0.8 to 1.2 n/a n/a 100
Sunrise Dam - underground 350 3.00 n/a 20 to 25 100
North America
Cripple Creek & Victor 325 0.28 n/a n/a n/a
Notes: (1) Where a range of cut-off grades is shown this indicates variable ore types.
(2) Where no dilution factor is indicated the dilution is inherent in the resource model estimate. (3) Where a range of plant recoveries is shown this indicates variable ore types. *
Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if every 100 tonnes broken in stopes the tonnes milled amounts to 132 tonnes, the dilution is 32%.
** Mine Call Factor (MCF): The ratio expressed as a percentage, which the specific product accounted for in the recovery, plus residues, bears to the corresponding product called for by the mine's measuring methods.

Supplementary Mineral Resource and Ore Reserve information
27
Metallurgical
recovery
factor %
(3)
Comments
96.5
96.9
96.4
97.7
98.2
97.8
97.7
No reserves
53.2
74.3
92.5 to 95.3
83.5 to 60.4
89.2 to 92.0
85.0 to 85.5
66.7 to 94.0
91.4 to 91.5
47.1 to 81.4
95
95
95
92
87 to 92 Assumes N$105000/kg gold price
82 to 95
82 to 95
82 to 95
75 to 85
Includes some marginal ore
75 to 85
95.8 1m dilution added to vein width
92.8
93
87
96.6
93.2
83 to 92 Based on 2000 feasibility study that assumed a gold price A$425/oz
82
80 to 85
63

Details of average drillhole spacing
and type in relation to Mineral Resource
classification
Supplementary Mineral Resource and Ore Reserve information
28
Spacing
Type of drilling
Category
m (-x-)
Diamond
RC
Blasthole
Other
South African Mines Measured 5 x 5 X
Indicated > 40 x 40 X
Inferred > 800 x 800 X
Grade/Ore Control 5 x 5 X
Geita Measured 40 x 20 X X
Indicated 40 x 40 X X
Inferred 80 x 80 X X
Grade/Ore Control 10 x 5 X
Morila Measured 20 x 20 X X
Indicated 40 x 40 X X
Inferred > 40 x 40 X X
Grade/Ore Control 10 x 10 X X
Navachab Measured 20 x 20 X X
Indicated 30 x 30 X X
Inferred 50 x 50 X X
Grade/Ore Control 3.2 x 3.7 X
Sadiola North Pit Measured
(and outer anomalies) Indicated 25 x 25 X
Inferred >25 x 25 X
Grade/Ore Control 5 x 10 X
Sadiola South Pit Measured 25 x 25 X
Indicated 25 x 50 X X
Inferred >25 x 50 X X
Grade/Ore Control 5 x10 X
Yatela Measured 5 x10 X
Indicated 25 x 25 X X
Inferred 50 x 50 X X
Grade/Ore Control 5 x 10 X
Alamoutala Measured 10 x 10 X
Indicated 25 x 25 X
Inferred >25 x 25 X
Grade/Ore Control 5 x 10 X

Supplementary Mineral Resource and Ore Reserve information
29
Comments
Based on optimised kriging to a minimum regression slope of 0.6 Based on a > 20% estimated error Based on a > 80% estimated error Chipped channel samples
Evaluated using a combination of diamond drilling and RC boreholes Evaluated using a combination of diamond drilling and RC boreholes Evaluated using a combination of diamond drilling and RC boreholes Evaluated using a combination of diamond drilling and RC boreholes
From grade control
From advanced grade control

Details of average drillhole spacing
and type in relation to Mineral Resource
classification
(continued)
Supplementary Mineral Resource and Ore Reserve information
30
Spacing
Type of drilling
Category
m (-x-)
Diamond
RC
Blasthole
Other
MMV (including Cuiaba) Measured 20 X 60 X
Indicated 20 X 60 X
Inferred >20 X 60
Grade/Ore Control 5 x 5 X
Serra Grande Measured 30 x 15 X
Indicated 55 X 100 X
Inferred >55 X 100 X
Grade/Ore Control 5 x 5 X
Cerro Vanguardia Measured < 40 X 40 X X X
Indicated 40 x 80 X X X
Inferred > to 40 x 80 X X X
Grade/Ore Control 10 x 5 X X
Sunrise Dam Measured 25 x 25 X X
Indicated 40 x 40 X X
Inferred 50 x 100 X X
Grade/Ore Control 7 x 5 X (X)
Boddington Measured 25 x 25 X X
Indicated 50 x 50 X X
Inferred 100 x 200 X X
Grade/Ore Control
Tanami Measured 20 x 20 X X
Indicated 40 x 40 X X
Inferred > 40 x 40 X X
Grade/Ore Control
Cripple Creek & Victor Measured 50 x 50 X X
Indicated 50 x 50 X X
Inferred >50 x 50 X X
Grade/Ore Control 6 x 5 X

Supplementary Mineral Resource and Ore Reserve information
31
Comments
Drilling spacing for Cuiaba Expansion Project and above level 11 since 2002 Drilling spacing for Cuiaba Expansion Project and above level 11 since 2002
Channel sampling
Disseminated ore
Channel sampling
With in-fill drilling Grid drilling is less than 20 by 40 metres
Resources classified using a combination of drillhole spacing, number of samples in estimate, average distance to samples and confidence in geological interpretation/estimate.
(Blastholes were historically used for grade control in Sunrise Pit by Placer.)
Resources classified using a combination of drillhole spacing, number of samples in estimate, average distance to samples
Not Applicable
Resources classified using a combination of drillhole spacing, number of samples in estimate, average distance to samples
Not Applicable

Ore Reserves by project
Contained
Grade gold
Mine/project name
Category
Tonnes
g/t
grams
South Africa
TauTona - CL Shaft Pillar (Level1) Proved - - -
Probable 912,760 17.87 16,307,240
Total
912,760
17.87
16,307,240
TauTona - CL East of Bank (Level1) Proved - - -
Probable 1,448,701 11.25 16,294,305
Total
1,448,701
11.25
16,294,305
TauTona - CL Below 120 Project Proved - - -
Probable 4,397,514 10.61 46,659,700
Total
4,397,514
10.61
46,659,700
TauTona - VCR Shaft Pillar Proved - - -
Probable 562,703 12.49 7,026,641
Total
562,703
12.49
7,026,641
TauTona - VCR Area "A" Proved - - -
Probable 707,937 5.59 3,954,664
Total
707,937
5.59
3,954,664
Mponeng - Deepening Project Proved 798,907 9.64 7,697,484
Probable 14,011,291 8.88 124,422,641
Total
14,810,198
8.92
132,120,125
Mponeng - VCR 120 to 125 plus tailings Proved - - -
Probable 7,303,696 9.20 67,174,284
Total
7,303,696
9.20
67,174,284
Moab Khotsong - Upper Mine Proved 28,659 16.00 458,418
Probable 7,643,822 16.65 127,248,266
Total
7,672,481
16.64
127,706,684
Moab Khotsong - Extension Proved - - -
Probable 7,960,601 13.50 107,431,944
Total
7,960,601
13.50
107,431,944
Moab Khotsong - Lower mine Proved - - -
Probable 3,232,028 8.61 27,837,277
Total
3,232,028
8.61
27,837,277
Tau Lekoa - S5 Area Proved - - -
Probable 1,822,904 3.92 7,139,744
Total
1,822,904
3.92
7,139,744
Supplementary Mineral Resource and Ore Reserve information
32

Supplementary Mineral Resource and Ore Reserve information
33
Ore Reserves by project
(continued)
Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
East and West Africa
Geita - Nyankanga Pit Proved 6,672,533 4.89 32,628,686
Probable 23,732,701 4.82 114,296,688
Total
30,405,234
4.83
146,925,374
Geita - Kukuluma Pit Proved 2,683,532 3.53 9,472,868
Probable 187,659 3.53 662,436
Total
2,871,191
3.53
10,135,304
Geita - Lone Cone Pits Proved 501,326 3.34 1,674,429
Probable 1,128,183 2.83 3,192,758
Total
1,629,509
2.99
4,867,187
Geita - Geita Hill Pits Proved 14,410,028 2.57 37,033,772
Probable 6,136,496 3.62 22,221,715
Total
20,546,524
2.88
59,255,487
Geita - Matandani Pit Proved 3,021,483 3.49 10,544,976
Probable 13,437 1.72 23,103
Total
3,034,920
3.48
10,568,078
Geita - Area 3 West Pit Proved - - -
Probable 333,672 2.91 970,986
Total
333,672
2.91
970,986
Geita - Star and Comet Pits Proved - - -
Probable 3,305,358 4.99 16,493,736
Total
3,305,358
4.99
16,493,736
Geita - Roberts Pit Proved - - -
Probable 3,913,561 2.52 9,862,174
Total
3,913,561
2.52
9,862,174
Geita - Chipaka Pit Proved - - -
Probable 2,102,774 2.24 4,707,223
Total
2,102,774
2.24
4,707,223
Geita - Ridge 8 Pit Proved - - -
Probable 1,388,504 2.73 3,790,616
Total
1,388,504
2.73
3,790,616
Geita - Nyankanga underground Proved - - -
Probable - - -
Total
0
-
0
Navachab - Main Pit Proved 1,315,376 1.38 1,810,074
Probable 10,064,950 1.81 18,219,624
Total
11,380,326
1.76
20,029,698

Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
Sadiola - Main Pit Proved 6,512,860 1.93 12,560,279
Probable 18,187,571 3.55 64,626,773
Total
24,700,431
3.12
77,187,052
Sadiola - (FE3) Proved - - -
Probable 737,456 3.09 2,276,900
Total
737,456
3.09
2,276,900
Sadiola - (FE4) Proved - - -
Probable 1,459,286 3.47 5,063,900
Total
1,459,286
3.47
5,063,900
Yatela - Main Pit Proved 1,946,681 0.99 1,922,319
Probable 7,085,266 4.00 28,310,817
Total
9,031,947
3.35
30,233,137
Yatela - Alamoutala Pit Proved 354,773 1.82 644,133
Probable 1,303,609 2.97 3,865,700
Total
1,658,382
2.72
4,509,833
South America
Morro Velho - Cuiaba Proved 1,713,047 8.16 13,981,425
Probable 5,061,540 7.07 35,781,062
Total
6,774,588
7.35
49,762,487
Morro Velho - Engenho d'Agua Proved 42,543 4.48 190,529
Probable - - -
Total
42,543
4.48
190,529
Morro Velho - Corrego Do Sitio Proved 558,043 7.11 3,967,686
Probable 101,503 4.28 434,433
Total
659,546
6.65
4,402,119
Australia
Sunrise Dam - Open Pit (incl. Stockpile) Proved 5,377,236 4.16 22,347,255
Probable 15,349,904 4.05 62,188,614
Total
20,727,140
4.08
84,535,869
Sunrise Dam - Underground Proved - - -
Probable 1,504,000 7.15 10,761,000
Total
1,504,000
7.15
10,761,000
Ore Reserves by project
(continued)
Supplementary Mineral Resource and Ore Reserve information
34

Supplementary Mineral Resource and Ore Reserve information
35
Mineral Resources by project
Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
South Africa
Tau Lekoa - Tau Lekoa Measured 8,419,651 6.38 53,750,466
Indicated 15,171,367 6.42 97,388,652
Inferred 11,172,524 5.82 65,045,142
Total
34,763,542
6.22
216,184,260
Tau Lekoa - Goedgenoeg Measured - - -
Indicated - - -
Inferred 12,847,359 6.10 78,338,300
Total
12,847,359
6.10
78,338,300
Tau Lekoa - Weltevreden Measured 498,462 5.28 2,633,565
Indicated 29,954,456 5.13 153,663,002
Inferred - - -
Total
30,452,918
5.13
156,296,567
Moab Khotsong - Upper Mine Measured 29,909 18.97 567,271
Indicated 5,796,968 29.72 172,293,872
Inferred 643,160 37.60 24,180,787
Total
6,470,037
30.45
197,041,930
Moab Khotsong - Lower Mine Measured - - -
Indicated 7,115,426 23.95 170,386,406
Inferred 858,390 22.89 19,650,467
Total
7,973,816
23.83
190,036,873
Moab Khotsong - Extension Measured - - -
Indicated 2,515,160 16.31 41,023,612
Inferred - - -
Total
2,515,160
16.31
41,023,612
Mponeng - Above 120 Level Measured 4,485,746 15.34 68,795,685
Indicated 56,676,039 11.60 657,500,420
Inferred 9,439,494 7.87 74,253,896
Total
70,601,280
11.34
800,550,001
Ergo Measured 73,286,620 0.30 22,214,660
Indicated - - -
Inferred - - -
Total
73,286,620
0.30
22,214,660
West Wits Surface - WWGO Measured - - -
Indicated 162,539,742 0.25 41,373,126
Inferred 13,153,049 0.62 8,174,692
Total
175,692,791
0.28
49,547,818
Vaal River Surface - VRGO Measured - - -
Indicated 306,130,490 0.34 102,869,425
Inferred 101,730,869 0.65 66,369,888
Total
407,861,359
0.41
169,239,313

Supplementary Mineral Resource and Ore Reserve information
36
Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
East and West Africa
Geita - Kukuluma Measured 3,909,200 3.15 12,313,980
Indicated 1,185,800 3.07 3,640,406
Inferred 93,100 3.04 283,024
Total
5,188,100
3.13
16,237,410
Geita - Lone Cone Measured 1,067,600 3.23 3,448,348
Indicated 2,490,600 2.67 6,649,902
Inferred 804,300 1.90 1,528,170
Total
4,362,500
2.67
11,626,420
Geita - Geita Hill Measured 18,051,000 2.65 47,835,150
Indicated 16,398,500 3.11 50,999,335
Inferred 19,177,700 3.01 57,724,877
Total
53,627,200
2.92
156,559,362
Geita - Matandani Measured 9,610,400 2.61 25,083,144
Indicated 2,650,000 2.52 6,678,000
Inferred 2,370,700 3.27 7,752,189
Total
14,631,100
2.70
39,513,333
Geita - Area 3 West Measured - - -
Indicated 2,973,900 1.94 5,769,366
Inferred 1,232,500 2.29 2,822,425
Total
4,206,400
2.04
8,591,791
Geita - Star and Comet Measured - - -
Indicated 5,030,900 4.59 23,091,831
Inferred 1,622,100 3.03 4,914,963
Total
6,653,000
4.21
28,006,794
Geita - Roberts Measured - - -
Indicated 9,932,700 2.09 20,759,343
Inferred - - -
Total
9,932,700
2.09
20,759,343
Geita - Chipaka Measured - - -
Indicated 5,527,800 1.88 10,392,264
Inferred - - -
Total
5,527,800
1.88
10,392,264
Geita - Ridge 8 Measured - - -
Indicated 6,009,500 2.93 17,607,835
Inferred 6,285,700 2.72 17,097,104
Total
12,295,200
2.82
34,704,939
Mineral Resources by project
(continued)

Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
Geita - Nyankanga Surface Measured 7,201,300 5.15 37,086,695
Indicated 30,611,900 4.85 148,467,715
Inferred 7,218,900 2.94 21,223,566
Total
45,032,100
4.59
206,777,976
Geita - Nyankanga Underground Measured - - -
Indicated 3,798,200 9.34 35,475,188
Inferred 1,123,500 6.65 7,471,275
Total
4,921,700
8.73
42,946,463
Geita - Stockpile Measured 1,088,754 2.06 2,242,833
Indicated - - -
Inferred - - -
Total
1,088,754
2.06
2,242,833
Navachab - Anomaly 16 Measured - - -
Indicated - - -
Inferred 1,706,078 0.94 1,602,519
Total
1,706,078
0.94
1,602,519
Navachab - Grid A Measured - - -
Indicated 82,234 1.45 118,857
Inferred 1,158,563 1.78 2,062,197
Total
1,240,797
1.76
2,181,054
Navachab - Main Pit Measured 981,479 1.37 1,341,175
Indicated 56,771,820 1.31 74,594,160
Inferred 57,929,132 1.03 59,466,792
Total
115,682,431
1.17
135,402,127
Navachab - Stockpile Measured 7,679,132 0.71 5,489,217
Indicated - - -
Inferred - - -
Total
7,679,132
0.71
5,489,217
Sadiola - FE2 Measured - - -
Indicated - - -
Inferred 2,959,099 1.41 4,171,274
Total
2,959,099
1.41
4,171,274
Sadiola - FE3 Measured 344,202 1.91 658,590
Indicated 1,694,751 2.01 3,407,809
Inferred - - -
Total
2,038,953
1.99
4,066,399
Supplementary Mineral Resource and Ore Reserve information
37
Mineral Resources by project
(continued)

Supplementary Mineral Resource and Ore Reserve information
38
Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
Sadiola - FE4 Measured - - -
Indicated 2,117,650 3.21 6,804,718
Inferred 65,523 2.92 191,276
Total
2,183,173
3.20
6,995,994
Sadiola - FN3 Measured - - -
Indicated - - -
Inferred 1,406,256 1.09 1,533,958
Total
1,406,256
1.09
1,533,958
Sadiola - Sekokoto Measured - - -
Indicated - - -
Inferred 1,964,750 1.43 2,800,093
Total
1,964,750
1.43
2,800,093
Sadiola - Tambali South Measured - - -
Indicated - - -
Inferred 6,073,675 1.30 7,884,246
Total
6,073,675
1.30
7,884,246
Yatela - Main Pit Measured 2,691,038 0.95 2,568,066
Indicated 13,617,192 2.57 35,056,188
Inferred 3,492,856 0.80 2,792,059
Total
19,801,087
2.04
40,416,313
Yatela - Alamoutala Pit Measured 957,708 1.56 1,493,192
Indicated 1,969,572 2.49 4,902,675
Inferred 931,991 1.88 1,751,810
Total
3,859,271
2.11
8,147,677
South America
Morro Velho - Cuiaba Measured 2,649,097 8.17 21,639,980
Indicated 6,355,615 7.74 49,180,172
Inferred 16,483,314 7.44 122,569,098
Total
25,488,025
7.59
193,389,251
Morro Velho - Lamego Measured - - -
Indicated 766,525 5.39 4,131,570
Inferred 5,574,821 6.04 33,671,919
Total
6,341,346
5.96
37,803,489
Morro Velho - Other Resources Measured 1,433,533 5.32 7,620,528
Indicated 1,641,541 5.68 9,316,721
Inferred 2,738,016 6.21 16,990,381
Total
5,813,090
5.84
33,927,630
Mineral Resources by project
(continued)

Supplementary Mineral Resource and Ore Reserve information
39
Mineral Resources by project
(continued)
Contained
Grade                        gold
Mine/project name
Category
Tonnes
g/t
grams
Morro Velho - Engenho d'Agua Measured 14,197 3.76 53,381
Indicated 489,634 4.17 2,041,774
Inferred 1,223,978 4.34 5,312,065
Total
1,727,809
4.29
7,407,219
Morro Velho - Corrego Do Sitio Measured 720,691 7.70 5,549,321
Indicated 356,293 9.10 3,242,266
Inferred 546,172 10.09 5,510,875
Total
1,623,156
8.81
14,302,462
Cerro Vanguardia - Pits Measured 8,897,814 8.22 73,110,668
Indicated 1,643,269 9.18 15,085,209
Inferred 840,153 9.35 7,855,431
Total
11,381,236
8.44
96,051,308
Cerro Vanguardia - Heap Leach Measured 9,375,298 0.90 8,435,569
Indicated 979,372 0.86 837,852
Inferred 100,581 0.44 43,983
Stock pile 6,766,384 1.33 9,028,966
Total
17,221,635
1.07
18,346,370
Australia
Sunrise Dam - Open Pit (inc. Stockpiles) Measured 15,152,773 2.08 31,593,141
Indicated 21,534,696 3.17 68,264,986
Inferred 282,465 3.30 932,135
Total
36,969,934
2.73
100,790,261
Sunrise Dam - Underground Measured - - -
Indicated 1,444,305 9.92 14,323,847
Inferred 5,385,639 6.31 33,979,774
Total
6,829,944
7.07
48,303,621
Sunrise Dam - North Wall Cutback Measured 3,329,814 3.19 10,622,107
Indicated 1,870,985 2.59 4,845,851
Inferred 6,799 2.65 18,017
Total
5,207,598
2.97
15,485,975
Sunrise Dam - Golden Delicious Measured - - -
Indicated 1,038,000 1.84 1,909,920
Inferred 2,643,000 1.64 4,334,520
Total
3,681,000
1.70
6,244,440

Development sampling results -
South Africa region
for the year ended 31 December 2003
Supplementary Mineral Resource and Ore Reserve information
40
Metric
Channel
Advanced
Sampled         width
Mine
metres
metres
cm
g/t
cm. g/t
kg/t
cm.kg/t
Great Noligwa mine
Vaal Reef
15,766.4 2,222 108.1 21.3 2,302 1.01 108.74
Kopanang mine
C Reef
667.3
Vaal Reef 29,026 3,886 12.7 133.39 1,694 5.33 67.69
Moab Khotsong mine
Vaal Reef
5,827.3 48 67.9 25.7 1,745 0.71 48.44
Mponeng mine
Ventersdorp Contact Reef
21,324 1,420 75.5 23.92 1,806 0 0
Savuka mine
Carbon Leader Reef
6,125.9 374 86.5 21.82 1,887 0.01 0.67
Ventersdorp Contact Reef 2,918.6
Tau Lekoa mine
Ventersdorp Contact Reef
16,614.7 2558 93.4 8.72 814 0.12 11.25
TauTona mine
Carbon Leader Reef
16,676.8 118 17.7 122.71 2,172 1.81 32.09
Ventersdorp Contact Reef 190.6
Average gold
value
Average
uranium value
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.

Supplementary Mineral Resource and Ore Reserve information
41
Imperial
Channel
Advanced
Sampled         width
Mine
feet
feet
inches
oz/t
ft.oz/t
lb/t
ft.lb/t
Great Noligwa mine
Vaal Reef
51,727 7,290 42.56 0.62 2.2 2.02 7.16
Kopanang mine
C Reef
2,189
Vaal Reef 95,230 12,749 5 3.89 1.62 10.66 4.44
Moab Khotsong mine
Vaal Reef
19,118 157 26.73 0.75 1.67 1.42 3.16
Mponeng mine
Ventersdorp Contact Reef
69,961 4,659 29.72 0.7 1.73 0 0
Savuka mine
Carbon Leader Reef
20,098 1,227 34.06 0.64 1.82 0.02 0.06
Ventersdorp Contact Reef 9,575
Tau Lekoa mine
Ventersdorp Contact Reef
54,510 8,392 36.77 0.25 0.77 0.24 0.74
TauTona mine
Carbon Leader Reef
54,714 387 6.97 3.58 2.08 3.62 2.1
Ventersdorp Contact Reef 625
Average gold
value
Average
uranium value

Supplementary Mineral Resource and Ore Reserve information
42
Competent persons
Competent Persons or "recognised mining professionals", designated in terms of the JORC Code and responsible for the generation of the Mineral Resources and Ore Reserves on the various mines and ventures, are listed below:
South Africa
Great Noligwa
Mineral Resources
·
H Eybers - BSc Hons (Geology), GDE (Mineral
Economics), Pr.Sci.Nat., 17 years experience.
·
H A Kruger - HND (Mine Surveying), GDE (Mineral
Economics), MSCC, PLATO, 25 years experience.
·
F J G Putter - BSc Hons (Geology), BCom,
Pr.Sci.Nat., 22 years experience.
Ore Reserves
·
P Enslin - HND (Mineral Resource Management),
MSCC, PLATO, 21 years experience.
·
H A Kruger - HND (Mine Surveying), GDE (Mineral
Economics), MSCC, PLATO, 25 years experience.
Kopanang
Mineral Resources
·
A C De Wet - HND (Mine Surveying), MSCC,
25 years experience.
·
A J Johnston - BSc (Geology), GDE (Mineral
Economics), MSc (Engineering), Pr.Sci.Nat.,
16 years experience.
·
A N Johnson - ND (Survey), HND (Mineral Resource
Management), PLATO
(2)
, 9 years experience.
Ore Reserves
·
A C De Wet - HND (Mine Surveying), MSCC,
25 years experience.
·
J Oberholzer - HND (Mine Surveying), MSCC,
14 years experience.
Moab Khotsong
Mineral Resources
·
T Adam - BSc Hons (Geology), GDE (Mineral
Economics), 27 years experience.
·
A C Barnard - HND (Mineral Resource Management),
5 years experience.
·
M Biddulph - BSc Hons (Geology), GDE (Mineral
Economics), Pr.Sci.Nat., 8 years experience.
Ore Reserves
·
M Biddulph - BSc Hons (Geology), GDE (Mineral
Economics), Pr.Sci.Nat., 8 years experience.
·
P Venter - HND (Mineral Resource Management),
23 years experience.
Mponeng
Mineral Resources
·
R Brokken - HND (Mine Surveying), MSCC, PLATO,
22 years experience.
·
H Husselman - HND (Mineral Resource Management),
PLATO
(2)
, 16 years experience.
·
D J Kershaw - BSc Hons (Mining Geology), Pr.Sci.Nat.,
24 years experience.
Ore Reserves
·
R Brokken - HND (Mine Surveying), MSCC, PLATO,
22 years experience.
Savuka
Mineral Resources
·
I Frith - MSc (Geology), Pr.Sci.Nat.
(1)
, 24 years
experience.
·
R Orton - HND (Mineral Resource Management),
MSCC, PLATO
(2)
, 20 years experience.
Ore Reserves
·
M W Armstrong - MSCC, PLATO,
19 years experience.
·
W Kinner - HND (Mineral Resource Management),
MSCC, PLATO
(2)
, 14 years experience.
Tau Lekoa
Mineral Resources
·
W Britz - BSc Hons (Geology), Pr.Sci.Nat.
(1)
, 8 years
experience.
·
R Downing - BSc Hons (Geology), GDE (Mineral
Economics), Pr.Sci.Nat.
(1)
, 16 years experience.
·
V. Govindsammy - BSc Hons (Statistics), HND
(Economic Geology), GDE (Mineral Economics),
Pr.Sci.Nat., 11 years experience.
Ore Reserves
·
R Downing - BSc (Hons) (Geology), GDE (Mineral
Economics), Pr.Sci.Nat.
(1)
, 16 years experience.
·
J Wall - HND (Mine Surveying), PLATO,
13 years experience.
TauTona
Mineral Resources
·
S Kelly - HND, PLATO
(2)
, 20 years experience.
·
P van Zyl - BSC Hons, Pr.Sci.Nat.
(1)
, 6 years
experience.
Ore Reserves
·
M W Armstrong - MSCC, PLATO, 19 years
experience.
·
G Hall - BSc Hons (Geology), GDE (Mineral
Economics), Pr.Sci.Nat., 6 years experience.
·
C Nel - HND, PLATO
(2)
, 26 years experience.

Supplementary Mineral Resource and Ore Reserve information
43
Western Ultra Deep Levels
Mineral Resources
·
R K Lavery - BSc Eng (Mining Geology), GDE
Mining, Pr.Sci.Nat., 22 years experience.
Ore Reserves
·
Not applicable
Ergo
Mineral Resources
·
R K Lavery - BSc Eng (Mining Geology), GDE
Mining, Pr.Sci.Nat., 22 years experience.
Ore Reserves
·
J vZ Visser - BSc (Mineral Resource Management),
PLATO, 17 years experience.
Vaal River Surface
Mineral Resources
·
R K Lavery - BSc Eng (Mining Geology), GDE Mining,
Pr.Sci.Nat., 22 years experience.
Ore Reserves
·
J vZ Visser - BSc (Mineral Resource Management),
PLATO, 17 years experience.
West Wits Surface
Mineral Resources
·
R K Lavery - BSc Eng (Mining Geology), GDE Mining,
Pr.Sci.Nat., 22 years experience.
Ore Reserves
·
J vZ Visser - BSc (Mineral Resource Management),
PLATO, 17 years experience.
East & West Africa
Geita
Mineral Resources
·
R Adofo - MSc (Mineral Exploration), MAusIMM,
10 years experience.
Ore reserves
·
M Hill - BSc (Mining), MAusIMM, 10 years experience.
·
D Purdey - BEng (Mining), MAusIMM, 8 years experience.
Morila
Mineral Resources
·
R Peattie - BSc Hons (Geology), Pr.Sci.Nat.,
MAusIMM, 12 years experience.
·
C Poulin - BSc Hons (Geology), 29 years experience.
·
A Sisokko - BSc Hons (Geology), 2 years experience.
·
D Stephen - BSc Hons (Geology), 11 years
experience.
·
S Walton - BSc Hons (Geology), MAusIMM,
12 years experience.
Ore Reserves
·
P Christians - BSc (Mining Engineering), 19 years
experience.
Navachab
Mineral Resources
·
F P Badenhorst - MSc (Geology), Pr.Sci.Nat.,
12 years experience.
·
R Peattie - BSc Hons (Geology), Pr.Sci.Nat.,
MAusIMM, 12 years experience.
Ore Reserves
·
D L Worrall - ACSM, MAusIMM, 28 years
experience.
Sadiola
Mineral Resources
·
S Bamforth - BSc (Geology), MAusIMM,
7 years experience.
·
G Cooper - BSc Hons (Geology), MAusIMM,
19 years experience.
·
T Gell - BSc Hons (Geology), MAusIMM, 13 years
experience.
Ore Reserves
·
E Smuts - BEng (Mining), SAIMM, MAusIMM,
9 years experience.
·
M Thiel - BSc (Mining Engineering), AIME, MAusIMM,
28 years experience.
·
R vd Westhuizen - MSc (Mining), Pr.Sci.Nat.,
7 years experience.
Yatela
Mineral Resources
·
G Cooper - BSc Hons (Geology), MAusIMM,
19 years experience.
·
T Gell - BSc Hons (Geology), MAusIMM, 13 years
experience.
·
S P Robins - BSc Hons (Geology), Pr.Sci.Nat.,
7 years experience.
Ore Reserves
·
M Thiel - BSc (Mining Engineering), AIME, MAusIMM,
27 years experience.
·
R vd Westhuizen - MSc (Mining), Pr.Sci.Nat.,
7 years experience.
Competent persons
(continued)

Supplementary Mineral Resource and Ore Reserve information
44
Competent persons
(continued)
South America
Cerro Vanguardia
Mineral Resources
·
E R Lopez - Geologist, Consejo Superior de
Geologia, 9 years experience.
·
A Medeiros - Geologist, CREA, 5 years experience.
·
P Noriega - Geologist, SJBUNP, 4 years experience.
·
L L Rivera - Geologist, Consejo Superior de
Geologia, 11 years experience.
·
C A Riveros - Geologist, Consejo Superior de
Geologia, 18 years experience.
·
V Scavuzzo - Geologist, Consejo Superior de
Geologia, 5 years experience.
Ore Reserves
·
E R Lopez - Geologist, Consejo Superior de
Geologia, 9 years experience.
·
A Medeiros - Geologist, CREA, 5 years experience.
·
P Noriega - Geologist, SJBUNP, 4 years experience.
·
L L Rivera - Geologist, Consejo Superior de
Geologia, 11 years experience.
·
M Roldan - Mining Engineer, SJNU, 7 years experience.
Morro Velho
Mineral Resources
·
E E Biase - Engineering Geologist, CREA,
26 years experience.
·
E A de Souza (Jnr) - Geologist, CREA,
17 years experience.
·
P de Tarso Ferreira - Geologist, CREA,
19 years experience.
·
J Duchini - Engineering Geologist, CREA,
21 years experience.
·
C R P Ferreira (Jnr) - Geologist, CREA,
9 years experience.
·
J M Lopez - Engineering Geologist, CREA,
16 years experience.
·
A H Medeiros Silva - Geologist, CREA,
5 years experience.
·
F W Reis Vieira - Geologist, CREA,
19 years experience.
·
A H M Silva - Geologist, CREA, 5 years experience.
·
C Silva Ferreira - Mining Engineer, CREA,
3 years experience
·
J W Soares - Geologist, CREA, 15 years experience.
Ore Reserves
·
E A de Souza (Jnr) - Geologist, CREA,
17 years experience.
·
P de Tarso Ferreira - Geologist, CREA,
19 years experience.
·
J M Lopez - Engineering Geologist, CREA,
16 years experience.
·
A H Medeiros Silva - Geologist, CREA,
5 years experience.
·
S B R Pinto - Mining Engineer, CREA,
18 years experience.
·
C Silva Ferreira - Mining Engineer, CREA,
3 years experience.
·
J W Soares - Geologist, CREA, 15 years experience.
·
P M Sobrinho - Mining Engineer, CREA,
23 years experience.
Serra Grande
Mineral Resources
·
E M de Araujo - Geologist / Geostatistician, CREA,
18 years experience.
·
A Medeiros - Geologist, CREA, 5 years experience.
·
W N Yamaoka - Geologist, CREA, 18 years experience.
Ore Reserves
·
E M de Araujo - Geologist / Geostatistician, CREA,
18 years experience.
·
E S Barbosa - Geologist, CREA, 12 years
experience.
·
C A Neves - Mining Engineer, CREA, 6 years
experience.
·
M G Simoni - Mining Engineer, CREA, 6 years
experience.
·
W N Yamaoka - Geologist, CREA, 18 years
experience.
Australia
Boddington
Mineral Resources
·
K Gleeson - BSc (Hons) (Geology), MAusIMM,
12 years experience.
Ore Reserves
·
S Williams - B Min Tech (Hons), MAusIMM,
14 years experience.
Coyote
Mineral Resources
·
G Tangney - BSc Hons (Geology), MAusIMM,
11 years experience.
Ore Reserves
·
S Khosrowshahi - PhD (Geology), MAusIMM,
21 years experience.

Supplementary Mineral Resource and Ore Reserve information
Sunrise Dam
Mineral Resources
·
R Gaze - BEng Hons (Mining), MSc, MAusIMM,
9 years experience.
·
D Gibbs - BSc Hons (Geology), MAusIMM,
16 years experience.
·
M Erickson - BSc Hons (Geology), MAusIMM,
18 years experience.
·
M Kent - BSc Hons (Geology), MAusIMM,
7 years experience.
·
S Khosrowshahi - PhD (Geology), MAusIMM,
21 years experience.
Ore Reserves
·
Q de Klerk - HND (Mining), MAusIMM,
15 years experience.
·
M Reed - BEng (Mining), MSc, MAusIMM,
25 years experience.
Tanami
Mineral Resources
·
W Makar - Dip Min Sc & Min Tech, MAusIMM,
26 years experience.
Union Reefs
Mineral Resources
·
W Makar - Dip Min Sc & Min Tech, MAusIMM,
26 years experience.
North America
Cripple Creek and Victor
Mineral Resources
·
R Largent - BSc (Mining Engineering), SME,
20 years experience.
·
G Seibel - MSc (Economic Geology), SME, 22 years
experience.
·
D Vardiman - BSc (Engineering Geology), 26 years
experience.
Ore Reserves
·
R Largent - BSc (Mining Engineering), M.B.A., SME,
20 years experience.
·
S Montelius - BSc (Mining Engineering), 15 years
experience.
·
L Newcomer - BSc (Metallurgy), 26 years
experience.
.
G Seibel - MSc (Economic Geology), SME, 22 years
experience.
Competent persons
(continued)
(1)
Pr.Sci.Nat. application being processed
(2)
PLATO application being processed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date:
15 MARCH 2004
By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary